Exhibit 99.1

TransAlta Corporation
The Annual and Special Meeting of Shareholders
will be held at 1:00 p.m. MDT
on Tuesday, April 23, 2013,
in Calgary, Alberta.

This Document Contains:
- Notice of Meeting
- Proxy Circular

essential.
engaged.
evolving.

Management Proxy Circular

This document contains important information for shareholders. Your participation is very important. Please take a minute to submit your proxy today or vote by phone or through the internet in accordance with the instructions set forth in the proxy.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Table of Contents

INVITATION TO SHAREHOLDERS	1
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	2
MANAGEMENT PROXY CIRCULAR	3
GENERAL INFORMATION	3
VOTING INFORMATION	6
1. BUSINESS OF THE MEETING	9
WHAT THE MEETING WILL COVER	9
DIRECTOR NOMINEE INFORMATION	11
APPOINTMENT OF AUDITORS	25
SHAREHOLDER RIGHTS PLAN	26
ADVISORY VOTE ON EXECUTIVE COMPENSATION	30
2. GOVERNANCE	31
OUR GOVERNANCE PRACTICES	31
BOARD COMMITTEES	38
REPORT OF THE AUDIT AND RISK COMMITTEE AND COMMITTEE RESPONSIBILITIES	39
REPORT OF THE GOVERNANCE AND ENVIRONMENT COMMITTEE AND COMMITTEE RESPONSIBILITIES	42
REPORT OF THE HUMAN RESOURCES COMMITTEE	44
3. COMPENSATION	47
REPORT ON DIRECTOR COMPENSATION	47
REPORT ON EXECUTIVE COMPENSATION	52
LETTER TO SHAREHOLDERS	52
2012 CEO PERFORMANCE AND COMPENSATION	53
KEY CHANGES TO OUR COMPENSATION PROGRAMS FOR 2013	54
THE RESPONSIBILITY TO GET IT RIGHT	55
COMPENSATION DISCUSSION AND ANALYSIS	56
COMPENSATION STRATEGY	60
FIXED AND VARIABLE COMPENSATION	60
DRIVING LONG-TERM SHAREHOLDER VALUE	63
NAMED EXECUTIVE OFFICERS REALIZED PAY	72
OTHER REQUIRED DISCLOSURE	85
4. LOANS TO DIRECTORS AND OFFICERS	91
5. DIRECTORS AND OFFICERS INSURANCE	91
DIRECTOR APPROVAL	91
APPENDIX “A”	A-1
CHECKLIST OF CORPORATE GOVERNANCE DISCLOSURE – FORM 58-101F1	A-1
NEW YORK STOCK EXCHANGE – SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES	A-2
APPENDIX “B” TRANSALTA CORPORATION GENERAL GOVERNANCE GUIDELINES FOR THE BOARD	B-1

TransAlta Corporation 2013 Management Proxy Circular

A NOTE ABOUT FORWARD LOOKING STATEMENTS

From time to time, we make written or oral forward looking statements within the meaning of certain securities laws, including in this Management Proxy Circular, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications.  All forward looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors deemed appropriate in the circumstances.  Forward looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “potential”, “enable”, “continue”, or other comparable terminology.  These statements include, but are not limited to, statements made in the “Compensation Discussion and Analysis” section of this Management Proxy Circular and other statements about our operations, financial condition, risk management priorities, targets, ongoing objectives, strategies and outlook for 2013 and subsequent periods.   By their nature, these statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause our actual performance to be materially different from that projected.  Factors that may adversely impact our forward looking statements include risks relating to: fluctuations in market prices, availability of fuel supplies required to generate electricity; our ability to contract our generation for prices that will provide expected returns, the regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities; disruptions in the transmission and distribution of electricity; effects of weather; disruptions in the source of fuels, water or wind required to operate our facilities; natural disasters; the threat of domestic terrorism and cyber-attacks; equipment failure; energy trading risks; industry risk and competition; fluctuations in the value of foreign currencies and foreign political risks; need for additional financing; structural subordination of securities; counterparty credit risk; insurance coverage; our provision for income taxes; legal proceedings involving the Corporation; reliance on key personnel; labour relations matters; and development projects and acquisitions.  Readers are urged to consider these factors carefully in evaluating the forward looking statements and are cautioned not to place undue reliance on forward looking statements.  The forward looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward looking statements to reflect new information, future events or otherwise, except as required by applicable laws.  In light of these risks, uncertainties and assumptions, the forward looking events might occur to a different extent or at a different time than we have described or might not occur.

TransAlta Corporation 2013 Management Proxy Circular

INVITATION TO SHAREHOLDERS

March 5, 2013

Dear Shareholder,

You are cordially invited to attend our 2013 Annual and Special Meeting of Shareholders of TransAlta Corporation (the “Meeting”), which will take place on Tuesday, April 23, 2013 at 1:00 p.m. (local time) in the Grand Lecture Theatre at The Metropolitan Conference Centre, located at 333 Fourth Avenue SW, in Calgary, Alberta.  At the Meeting, you will have the opportunity to hear about our performance in 2012 and management’s plans going forward.  You will also be able to meet and ask questions of the Board of Directors and management.

Attached are the Notice of Annual and Special Meeting of Shareholders and the Management Proxy Circular, which contain details of the business to be conducted at the Meeting and provide information with respect to executive compensation and our governance practices and principles.  We hope you will take the time to review this circular and provide your vote on the business items of the meeting.  Your vote and participation are very important.

If you are unable to attend the Meeting in person, you can vote by telephone, via the Internet or by completing and returning the enclosed proxy.  Please refer to the “Voting Information” section of the Management Proxy Circular for more information.

The Meeting will also be webcast at www.transalta.com.  We encourage you to visit our website at any time before the meeting as it provides information about our company.

We look forward to seeing you at the meeting.

Sincerely,

Gordon D. Giffin Chair of the Board	Dawn L. Farrell President and Chief Executive Officer

NOTICE

In March 2012, we asked all registered shareholders to advise us in writing if they did not wish to receive the 2012 Annual Report and asked all beneficial shareholders to advise us in writing if they did wish to receive the 2012 Annual Report, when it became available in March 2013.  If you are a registered shareholder who replied that you did not wish to receive the Annual Report, or if you are a beneficial shareholder who did not reply to the inquiry, you will not receive the Annual Report.  As well, if you purchased TransAlta common shares through a broker after March 1, 2013 you may not receive the 2012 Annual Report.

The 2012 Annual Report is available on our website at www.transalta.com and on SEDAR at www.sedar.com.  Anyone wishing to receive a paper copy of the 2012 Annual Report may obtain one free of charge by contacting TransAlta’s transfer agent, CIBC Mellon Trust Company, or by contacting our Investor Relations Department at 403.267.2520 or toll free at 1.800.387.3598.

CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc. P.O. Box 700 Station “B” Montreal, Quebec H3B 3K3 Telephone: 1.800.387.0825 Online: www.canstockta.com

1	TransAlta Corporation 2013 Management Proxy Circular

TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1 (403) 267-7110 www.transalta.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Dear Shareholder:

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of holders of common shares of TransAlta Corporation (“TransAlta” or the “Company”) will be held on Tuesday, April 23, 2013 at 1:00 p.m. (local time) in the Grand Lecture Theatre at The Metropolitan Conference Centre, located at 333 Fourth Avenue SW, in Calgary, Alberta for the purposes of:

1.	electing the directors for the ensuing year;

2.	receiving the audited consolidated financial statements of the Company for the year ended December 31, 2012 and the auditor’s report thereon;

3.	appointing the auditors and authorizing the directors to fix their remuneration;

4.

considering and, if deemed advisable, passing, with or without variation, an ordinary resolution (the full text of which is reproduced on page 26 of the Management Proxy Circular) continuing, ratifying, confirming and approving the Company’s Shareholder Rights Plan;

5.

considering and approving, on an advisory basis, a resolution (the full text of which is reproduced on page 30 of the Management Proxy Circular) accepting the Company’s approach to executive compensation; and

6.	considering such other matters as may properly come before the Meeting.

This Notice, the accompanying Management Proxy Circular (the “Proxy Circular”) and the form of proxy (the “Proxy”) are provided in connection with the Meeting.  Only shareholders of record at the close of business on March 1, 2013 are entitled to receive notice and to vote at the Meeting or any adjournment.  Proxies must be returned to TransAlta’s Transfer Agent and Registrar, CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc., Attention:  Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting, or any adjournment.  Registered shareholders who cannot attend the Meeting in person may use one of the voting options described in this Proxy Circular and the accompanying Proxy.  Non-registered shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.  For more information about registered shareholders and non-registered shareholders please see the section entitled “Voting Information” in this Proxy Circular.

The Proxy Circular and the Proxy accompany this Notice.

By order of the Board of Directors

Calgary, Alberta March 5, 2013	Maryse C. St.-Laurent Vice-President and Corporate Secretary

TransAlta Corporation 2013 Management Proxy Circular	2

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular (“Proxy Circular”) is furnished to shareholders in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (“TransAlta”, “Company”, “we” and “our”) and the Board of Directors (the “Board”) for use at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”) to be held on Tuesday, April 23, 2013 at 1:00 p.m. (local time) in the Grand Lecture Theatre at The Metropolitan Conference Centre, located at 333 Fourth Avenue SW, in Calgary, Alberta, or any adjournment thereof, for the purposes set out in the Notice of Annual and Special Meeting of Shareholders (the “Notice of Meeting”).

GENERAL INFORMATION

This Proxy Circular was provided to you because you owned TransAlta common shares at the close of business on March 1, 2013, the record date set for the Meeting.  As a shareholder, you have the right to attend the Meeting and vote your TransAlta shares.  You may vote in person or by proxy, using the enclosed form.

ABOUT THIS DOCUMENT

This Proxy Circular contains information about the Meeting, the voting process, what will be addressed and other information you need to know, such as:

•                  the directors nominated for election to our Board;

•                  the appointment of auditors;

•                  our corporate governance practices;

•                  our Shareholder Rights Plan; and

•                  our 2012 compensation for our directors and officers.

VOTING AND SOLICITATION OF PROXIES

We believe it is important for all shareholders to vote.  To encourage your vote, you may be contacted by TransAlta employees by telephone, email, facsimile or in person, or by our proxy solicitation agent, Kingsdale Shareholder Services Inc.  Solicitation will be made primarily by mail and the cost will be borne by the Company.  The cost of these services is estimated at approximately $55,000.00.

We also reimburse brokerage houses and other agents, custodians, nominees and fiduciaries for the expense of forwarding this Proxy Circular to the beneficial owners of our shares.

For those shareholders who cannot attend the Meeting in person, we have made arrangements to provide a live webcast of the Meeting.  Details on how you may listen to and follow the proceedings on the webcast can be found on our website at www.transalta.com/investor-centre/events-presentations/webcasts-conference-calls.

TRANSFER AGENT

Our Transfer Agent is CIBC Mellon Trust Company.  On November 1, 2010, CIBC Mellon sold its issuer services business to Canadian Stock Transfer Company Inc. which is currently operating the stock transfer business in the name of CIBC Mellon Trust Company during a transition period.

DATE OF INFORMATION

Except as otherwise stated, information in this Proxy Circular is as of March 5, 2013.

MAILING OF PROXY CIRCULAR AND ANNUAL REPORT

Our 2013 Management Proxy Circular is being mailed (either physically or electronically) to all shareholders.  Our Annual Report is being mailed to:

•                  registered shareholders, except those who asked not to receive it; and

•                  beneficial shareholders who requested a copy.

3	TransAlta Corporation 2013 Management Proxy Circular

We will provide proxy materials to brokers, custodians, nominees and fiduciaries.  We ask that the materials be forwarded promptly to our beneficial shareholders.

AVAILABILITY OF DOCUMENTS

If you are a registered shareholder, you received our 2012 Annual Report in this package, unless you asked not to.

If you are a beneficial shareholder and returned last year’s form requesting a copy of our annual or interim reports, you received copies of one or all of the documents as requested.  You will be asked again this year whether or not you wish to receive these documents for 2013.  If you do, please fill out and return the Beneficial Shareholder Form included in this package.

You will find additional information regarding our business in our Annual Information Form as well as our audited consolidated financial statements and accompanying Management’s Discussion and Analysis for the year ended December 31, 2012.  Copies of these documents and other important documents are on our website at www.transalta.com.

Please note that you can access all of our public documents at www.transalta.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

If you prefer to receive a paper copy of our documents, you may request them from:

If you, as a registered shareholder, i) do not want our Annual Report next year; or, ii) wish to receive interim reports, please fill out and return the Registered Shareholder Form in this package.
Investor Relations	CIBC Mellon Trust Company (Transfer Agent)
TransAlta Corporation	c/o Canadian Stock Transfer Company Inc.
110 – 12th Avenue SW	P.O. Box 700
Box 1900, Station “M”	Station “B”
Calgary, Alberta T2P 2M1	Montreal, Quebec H3B 3K3

1.800.387.3598 (toll-free) North America	1.800.387.0825 (toll-free) North America
403.267.2520 Calgary / outside North America:	416.682.3860 Toronto / outside North America
investor_relations@transalta.com	inquiries@canstockta.com

COMMUNICATING WITH THE BOARD

Our Board values open dialogue and welcomes advice from our shareholders.  Our Board also encourages shareholder participation at its annual meetings.  Shareholders may communicate directly with the Board or any Board member(s) by directing their correspondence to the following address:

Vice-President and Corporate Secretary

TransAlta Corporation

110 – 12th Avenue SW

Box 1900, Station “M”

Calgary, Alberta  T2P 2M1

Or:

corporate_secretary@transalta.com

ETHICS POLICIES

We have adopted a Code of Business Conduct and Ethics for the Board and all employees.  Under these policies, all directors, officers and employees must demonstrate ethical business practices in all business relationships, within and outside of TransAlta.  These policies are available at www.transalta.com/about-us/governance and/or are filed at www.sedar.com and www.sec.gov.

TransAlta Corporation 2013 Management Proxy Circular	4

REPORTING CONCERNS

The Board, through the oversight of the Audit and Risk Committee (“ARC”), has established several options for employees, contractors, shareholders, and other stakeholders to call or contact the ARC with respect to accounting irregularities, ethical violations or any other matters they wish to bring to the attention of the Board.  You may contact the ARC by:

•                  Email to the Ethics Help Line at ethics_helpline@transalta.com; or

•                  Fax addressed to the Director, Internal Audit at the confidential fax line 403.267.7985; or

•                  A confidential, anonymous voice mail on the TransAlta Ethics Help Line at 1.888.806.6646; or

•                  Mail addressed to:

Director, Internal Audit

TransAlta Corporation

110 – 12th Avenue SW

Box 1900, Station “M”

Calgary, Alberta  T2P 2M1; or

Chair of the ARC

Subject Matter “003”

TransAlta Corporation

110 – 12th Avenue SW

c/o Box 1900 Station “M”

Calgary, Alberta  T2P 2M1

SHAREHOLDER PROPOSALS

As an eligible shareholder, if you wish to submit a proposal for our 2014 Annual Meeting of Shareholders, you must do so no later than December 9, 2013.  You must submit it to:

TansAlta Corporation

Attention:  Vice-President and Corporate Secretary

110 – 12th Avenue SW

Box 1900, Station “M”

Calgary, Alberta  T2P 2M1

DIVIDEND REINVESTMENT PLAN

Our Premium DividendTM, Dividend Reinvestment and Optional Common Share Purchase Plan provides eligible shareholders of TransAlta with two options: i) to reinvest dividends at a current three per cent discount (may be from zero to five per cent at the discretion of the Board of Directors) to the average market price towards the purchase of new shares of TransAlta (the Dividend Reinvestment Component) or ii) receive the equivalent to 102% of the dividends payable in cash, a premium cash payment (the Premium DividendTM Component).

Eligible shareholders enrolled in either the Dividend Reinvestment Component or the Premium DividendTM Component are also eligible to purchase new shares at a discount to the average market price under the optional cash payment component (the OCP Component) of the Plan by directly investing up to $5,000.00 per quarter. The applicable discount under the OCP Component is determined from time to time by the Board and is currently set at three per cent.

To participate in the plan, eligible shareholders must be resident in Canada.  Residents of the United States or an individual who is otherwise a “U.S. Person” under applicable United States securities laws may not participate in the plan.  Shareholders who are resident in any jurisdiction outside of Canada (other than the United States) may participate in the plan only if their participation is permitted by the laws of the jurisdiction in which they reside and provided that TransAlta is satisfied, in its sole discretion, that such laws do not subject the plan, TransAlta, the plan agent or the plan broker to additional legal or regulatory requirements.

5	TransAlta Corporation 2013 Management Proxy Circular

Information on our plan may be found at www.transalta.com/investor-centre/shareholder-information/drasp or you may contact our transfer agent CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc. at:

Phone:	1.800.387.0825

Online:	www.canstockta.com

Mail:	CIBC Mellon Trust Company
c/o Canadian Stock Transfer Company Inc.
Dividend Reinvestment Services
P.O. Box 700
Station “B”
Montreal, Quebec H3B 3K3

SHAREHOLDER RIGHTS PLAN

We have a shareholder rights plan.  It was originally put in place on October 13, 1992 in an agreement between CIBC Mellon and the Company.  According to the rules of the Toronto Stock Exchange (the “TSX”), shareholders must confirm this plan every three years.  As the plan was last confirmed at our annual and special meeting of shareholders on April 29, 2010, it is included in this Proxy Circular for your determination to continue, ratify, confirm and approve at the Meeting.

VOTING INFORMATION

WHO CAN VOTE

If you held common shares at the close of business on March 1, 2013, you are entitled to attend the meeting or any adjournment and vote your common shares.  Each TransAlta common share represents one vote.

QUORUM FOR THE MEETING

To transact business at the Meeting, we must have at least two persons holding or representing by proxy not less than 25 percent of the outstanding shares entitled to be voted at the Meeting.

PRINCIPAL OWNERS OF TRANSALTA SHARES

At the close of business on March 1, 2013, there were 258,420,400 common shares.  Our common shares trade under the symbol “TA” on the Toronto Stock Exchange (“TSX”) and under the symbol “TAC” on the New York Stock Exchange (“NYSE”).

To the knowledge of our directors and officers, no person beneficially owns (directly or indirectly), controls or directs more than 10 percent of our common shares.

We also have 12,000,000 Series A preferred shares, 11,000,000 Series C preferred shares and 9,000,000 Series E preferred shares issued and outstanding.  Our preferred shares trade under the symbols TA.PR.D, TA.PR.F, TA.PR.H respectively on the TSX.

REGISTERED SHAREHOLDER VOTING

You are a registered shareholder if your shares are held in your name and you have a share certificate.  As a registered shareholder, you may vote in person at the Meeting or by Proxy.

Attending the Meeting

If you attend the Meeting in person, it is not necessary to complete and return the Proxy.  Please register with our Registrar and Transfer Agent, CIBC Mellon Trust Company, when you arrive at the Meeting.

By Proxy

Voting by Proxy is a very easy way to vote.  When you vote by Proxy you are giving someone else the authority to attend the Meeting and vote on your behalf (called your proxyholder).

TransAlta Corporation 2013 Management Proxy Circular	6

Dawn L. Farrell (President and Chief Executive Officer) and Gordon D. Giffin (Chair of the Board) have agreed to act as your proxyholder.  If you appoint these proxyholders but do not indicate how you want to vote on the enclosed form, they will vote as follows:

•                  for electing each nominated director;

•                  for re-appointing the auditors;

•                  for continuing, ratifying, confirming and approving the Company’s Shareholder Rights Plan;

•                  for the advisory vote on our approach to executive compensation.

You may appoint someone else to be your proxyholder.  This person does not need to be a shareholder.  To appoint somebody else as your proxyholder, cross out the printed names on the Proxy and insert the name of the person you wish to act as your proxyholder in the blank space provided.  Please indicate the way you wish to vote on each item of business and your vote will be cast accordingly.  Your proxyholder will be required to register with our Transfer Agent when they arrive at the Meeting.

If you do not plan to attend, or have your proxyholder attend, the Meeting in person, you may vote your Proxy in one of three ways:

Mail

Complete, date and sign the Proxy in accordance with the instructions included on the Proxy. Return the completed form in the envelope provided to CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc., Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1. To be voted at the Meeting, the Proxy must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting, or any adjournment of the Meeting.

Telephone

To vote by telephone, you must use a touch-tone telephone to transmit voting preferences to a toll free number: 1.866.240.4315 (English and French). You must follow the instructions of the “Vote Voice” and refer to the Proxy sent to you for the 12 digit Control Number, located on the back in the lower left corner. Convey your voting instructions by use of touch-tone selections over the telephone. When you vote by telephone, you must cast your vote not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting, or any adjournment.

Internet

To vote by Internet, you must access the website www.proxypush.ca/ta. You must then follow the instructions and refer to the Proxy sent to you for the 12 digit Control Number, located on the back in the lower left corner. Convey your voting instructions electronically over the Internet. When you vote by Internet, you must cast your vote not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the holding of the Meeting, or any adjournment.

By following one of the three options above, you may authorize the management representatives of the Company named in the Proxy to vote your shares.

BENEFICIAL SHAREHOLDER VOTING

You are a beneficial shareholder if your shares are registered in the name of an intermediary, that is your certificate was deposited with a bank, trust company, securities broker, trustee or other institution.

Vote through your Nominee

To vote your shares held through an intermediary, you must follow the instructions on the request for voting instructions form provided by your intermediary.

Vote in person at the Meeting

To vote your shares in person at the meeting, you must:

i)

Appoint yourself as the proxyholder by writing your own name in the space provided on the request for voting instructions form. Do not complete the voting section on the request for voting instructions as your vote will be taken at the Meeting; and

ii)	Return the request for voting instructions form to your intermediary in the envelope provided or by the facsimile number provided.

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Note:  If you are a U.S. beneficial shareholder and you wish to attend the Meeting and vote your shares in person, you must follow the instructions on the back of your Voting Instruction Form to obtain a legal proxy.

Once you have received your legal proxy, you will need to submit and deliver it to the Company or its transfer agent, prior to the proxy deposit date in order to vote your shares in person.

Vote by telephone or the Internet

You may vote by telephone or Internet by following the instructions for telephone and Internet voting on the request for voting instructions form.

CHANGING YOUR VOTE

Registered Shareholders

You may revoke your Proxy in the following ways:

•                  If your prior vote was submitted by mail, you may revoke your Proxy in writing addressed to TransAlta Corporation, executed by you or by your attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at 110 – 12th Avenue SW, Calgary, Alberta, T2P 2M1, Attention:  Vice-President and Corporate Secretary.  You must revoke your Proxy not less than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the Meeting, or any adjournment, at which the Proxy is to be used, or in person with the Chair of the Meeting prior to the start of the Meeting, or any adjournment.

•                  If your prior vote was submitted by telephone or the Internet, you may revoke your Proxy by mail within the time frame set forth above or by telephone or Internet not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the Meeting, or any adjournment.

•                  You may also revoke your Proxy by submitting new voting instructions, which will revoke any prior instructions.

Non-Registered Shareholders

If you have voted through your intermediary and would like to change your mind and vote in person, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

VOTING RESULTS

We need a simple majority of all votes cast to elect the nominated directors (subject to our majority voting policy), appoint the auditors, continue, ratify, confirm and approve our Shareholder Rights Plan, and to accept on an advisory basis our approach to executive compensation.

CIBC Mellon Trust Company, our transfer agent, counts the votes and will only show us a Proxy form if:

Questions? Contact our transfer agent CIBC Mellon 1.800.387.0825 www.canstockta.com

•                  it is required by law;

•                  there is a proxy contest; or

•                  a shareholder has written comments on the Proxy form that are clearly intended for TransAlta management.

TransAlta Corporation 2013 Management Proxy Circular	8

1.            BUSINESS OF THE MEETING

WHAT THE MEETING WILL COVER

There are four items of business:

A. ELECTION OF DIRECTORS

•	All of our director nominees are independent with the exception of Mrs. Dawn Farrell, our President and Chief Executive Officer.
•	Voting is conducted on an individual director basis.
•	We have a majority voting policy.
•	In 2012, our directors’ attendance at meetings of the Board was 98%.

Eleven directors have been nominated and are standing for election to the Board on the basis that such nominated directors possess an appropriate mix of expertise and qualities necessary for such service.  Each director elected will serve until the next annual meeting of shareholders or until his or her successor is elected or appointed.  Each director has agreed to serve as a director if elected.

Board Size, Skills and Experience

Our Articles of Incorporation allow us to have not less than three and not more than 19 directors.  Our Board considers annually the size of the Board and has determined that between 10 to 12 directors is an appropriate size to provide for effective decision making, staffing of Board committees and to address succession planning requirements.  A skills and expertise matrix outlining the combined skills and experience of our director nominees is utilized to assist in this determination and is included on page 24 of this Proxy Circular.

Independence of our Directors

All of our director nominees are independent, except for Mrs. Dawn L. Farrell, our President and Chief Executive Officer.  Also, there is no family relationship between any of the nominated directors.

Election of Individual Directors Shareholders are provided with the opportunity to cast their votes for or withhold from voting for each director individually.	Voting is by individual director and we have adopted a majority voting policy.

Our Policy on Majority Voting

Our policy provides that in an uncontested election of directors at an annual meeting of shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the total votes cast at the Meeting.  If that is not the case, that director must tender his or her resignation for consideration by the balance of the Board.  If for any reason the Board does not accept the resignation, it will promptly disclose its final decision in a press release.

Nominees

The 11 directors being nominated for election in 2013 are:

William D. Anderson	Michael M. Kanovsky
Timothy W. Faithfull	Gordon S. Lackenbauer
Dawn L. Farrell	Karen E. Maidment
Alan J. Fohrer	Yakout Mansour
Gordon D. Giffin	Martha C. Piper
C. Kent Jespersen

Unless otherwise instructed, the persons designated in the form of Proxy intend to vote FOR the election of these nominees as directors.

9	TransAlta Corporation 2013 Management Proxy Circular

B.             FINANCIAL STATEMENTS

You will receive the Company’s 2012 audited consolidated financial statements, the auditors’ report and the related Management’s Discussion and Analysis.  Copies will also be available at the Meeting.  In addition, the full text of the 2012 Annual Report in either English or French is available on our website at www.transalta.com/investor-centre/reports-and-filings and on SEDAR at www.sedar.com.

C.            APPOINTMENT OF AUDITORS

You will be asked to reappoint Ernst & Young LLP, our present auditors, as auditors to hold office until the next annual meeting of shareholders of the Company at remuneration to be fixed by the Board.  Representatives of Ernst & Young LLP will be available at the Meeting to answer any questions you may have.  Further information on the services provided in 2012 and the fees paid to them may be found on page 25.

Unless otherwise instructed, the persons designated in the form of Proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditors of the Company.

D.            CONTINUING, RATIFYING, CONFIRMING AND APPROVING THE SHAREHOLDER RIGHTS PLAN

At the Meeting, you will be asked to consider and, if deemed advisable, to approve, by a simple majority of votes, a resolution, to continue, ratify, confirm and approve the Shareholder Rights Plan.  The full text of the resolution is on page 26.

Unless otherwise instructed, the persons designated in the form of Proxy intend to vote FOR continuing, ratifying, confirming and approving the Shareholder Rights Plan.

E.             ADVISORY VOTE ON EXECUTIVE COMPENSATION

At the Meeting, you will be asked to consider and approve, on an advisory basis, a resolution on our approach to executive compensation disclosed in this Proxy Circular.  The full text of the resolution is on page 30.

Unless otherwise instructed, the persons designated in the form of Proxy intend to vote FOR the advisory resolution on executive compensation.

As of the date of this Proxy Circular, the Board and management are not aware of any other items of business to be brought before the Meeting.

TransAlta Corporation 2013 Management Proxy Circular	10

DIRECTOR NOMINEE INFORMATION

William D. Anderson (1) – Independent Director

Areas of Expertise
Ontario, Canada
	Accounting, Finance & Tax			Electrical Energy / Utility
Director Since 2003	Communications			Manufacturing
	Technology			Insurance
Age: 63	Human Resources
International Business and Markets
Holdings: 45,677 (2)
	Board/Committee Membership			Attendance	Attendance Total
Expected Retirement: 2018	Board of Directors – Regular			6 of 6
	Board of Directors – Special			5 of 5
	Audit and Risk Committee (Chair)			11 of 11	22 of 22 (100%)

Securities Held as at December 31 of respective year

Corporate Director.  Mr. Anderson has had a career as a business leader in Canada spanning over thirty years.  He was President of BCE Ventures (a subsidiary of BCE Inc.) from 2001 to 2005 (telecommunications) and prior to that, Chief Financial Officer (“CFO”) of BCE Inc., Bell Canada Inc. and of Bell Cablemedia plc (telecommunications).  As President of BCE Ventures, he was responsible for a number of significant operating companies as well as being Chief Executive Officer (“CEO”) of Bell Canada International Inc.  In his CFO roles, Mr. Anderson was responsible for all financial operations of the respective companies and executed numerous debt and equity financings, corporate acquisition and disposition transactions as well as corporate and operational restructurings.  He was also in public practice for nearly twenty years with the accounting firm KPMG LLP, where he was a partner for eleven years.

Mr. Anderson is a past director of BCE Emergis Inc., Bell Cablemedia plc, Bell Canada International Inc., CGI Group Inc., Four Seasons Hotels Inc., Sears Canada Inc. and Videotron Holdings plc.

Mr. Anderson holds a bachelor in business administration from the University of Western Ontario (London, ON) and is a Fellow of the Institute of Chartered Accountants of Ontario and the Institute of Corporate Directors.

	Year	Common Shares	Deferred Share	Total	Market Value (3)
Units
	2012	8,000	37,677	45,677	$690,636.24
	2011	8,000	32,735	40,735	$856,249.70
	2010	8,000	27,906	35,906	$759,411.90

Minimum Shareholding Requirements as at December 31, 2012
	Requirement (4)			Requirement Met
	$280,152			Yes

Value of Compensation Received
	Year			Total Compensation
	2012			$170,992
	2011			$182,176
	2010			$173,280

Other Public Board Directorships
	Company		Board/Committee Appointments
	Gildan Activewear Inc.		Chair of the Board
	Sun Life Financial Inc.		Risk Review, Audit & Conduct Review (Chair)
	Nordion Inc. (formerly MDS Inc.)		Chair of the Board

Public Board Interlocks
None

Voting Results of 2012 Annual General Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	61,094,300	98.71%	801,026	1.29%	61,895,326

11	TransAlta Corporation 2013 Management Proxy Circular

Timothy W. Faithfull – Independent Director

Areas of Expertise
Oxford, U.K.
	Project Management and Construction			Economics & Business
Director Since 2003	Electrical Energy / Utility			Human Resources
	Oil & Gas			Marketing
Age: 68	Trading

Holdings: 51,730 (2)
	Board/Committee Membership			Attendance	Attendance Total
Expected Retirement: 2017	Board of Directors – Regular			6 of 6
	Board of Directors – Special			5 of 5
	Human Resources Committee (Chair)			10 of 10	21 of 21 (100%)

Corporate Director.  Mr. Faithfull is a 36-year veteran of Royal Dutch/Shell plc (energy), where he held diverse international roles principally in oil products and LNG project development.  As President and CEO of Shell Canada Limited, he was responsible for bringing the $6 billion Athabasca Oil Sands Project on line in 2003, the first fully integrated oil sands venture in 25 years.  Mr. Faithfull has extensive experience with commodity exposure and risk management, the result of his time directing the global crude oil trading operations of Shell International Trading and Shipping Company from 1993 to 1996.  He was Chairman and CEO of Shell Eastern Petroleum in Singapore from 1996 to 1999, including Shell’s main refinery and oil products trading for Asia Pacific.

During his time in Singapore, he was a director of DBS Bank and the Port of Singapore Authority.  He was a trustee of the main Singapore Arts/Theatre complex.  In Calgary, he served on the board of the Calgary Health Trust and the Epcor Arts Centre.

In the U.K., Mr. Faithfull is a director of Shell Pension Trust Limited, where he chairs the Technical Committee.  He is a trustee of both Starehe UK and Canada UK Colloquium, and a member of the remuneration committee of Keble College, Oxford, all non-public entities. Mr. Faithfull is also a director of ICE Futures Europe.  He is a past director of Enerflex Systems Income Fund and Canadian Pacific Railway.

Mr. Faithfull holds a master of arts in philosophy, politics and economics from the University of Oxford, U.K. (Oxford, U.K.).

Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share	Total	Market Value (3)
Units
	2012	2,600	49,130	51,730	$782,157.60
	2011	2,600	40,974	43,574	$915,925.48
	2010	2,600	33,632	36,232	$766,306.80

Minimum Shareholding Requirements as at December 31, 2012
	Requirement (4)			Requirement Met
	$280,152			Yes

Value of Compensation Received
	Year			Total Compensation
	2012			$175,492
	2011			$186,176
	2010			$166,280

Other Public Board Directorships
	Company			Board/Committee Appointments
	AMEC plc			Senior Independent Director, Remuneration (Chair), Audit, Nominating, Compliance and Ethics
	Canadian Natural Resources Limited			Audit, Health, Safety and Environment

Public Board Interlocks
Canadian Natural Resources Limited
	Timothy W. Faithfull		Audit, Health, Safety and Environment
	Gordon D. Giffin		Audit, Governance (Chair)
Voting Results of 2012 Annual General Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	61,301,414	99.04%	593,912	0.96%	61,895,326

TransAlta Corporation 2013 Management Proxy Circular	12

Dawn L. Farrell (1) – Non-Independent Director

Areas of Expertise
Alberta, Canada
	Communications				Large Infrastructure
Director Since 2012	Construction				Mining
	Electric Energy / Utility				Trading
Age: 53	Government				Economics & Business

Holdings: 125,616 (2)
	Board/Committee Membership				Attendance	Attendance Total
Expected Retirement: N/A	Board of Directors – Regular				6 of 6
	Board of Directors – Special				5 of 5	11 of 11 (100%)

President and Chief Executive Officer of TransAlta Corporation.  Mrs. Farrell became President and CEO of TransAlta Corporation on January 2, 2012. Prior to her appointment, she served as Chief Operating Officer from 2009 to 2011 and as Executive Vice-President, Commercial Operations and Development from 2008 to 2009.

Mrs. Farrell has over 25 years of experience in the electric energy industry, holding roles at TransAlta and BC Hydro. She has served as Executive Vice-President, Commercial Operations and Development; Executive Vice-President, Corporate Development; Executive Vice-President, Independent Power Projects; and Vice-President, Energy Marketing and IPP Development at TransAlta Corporation.

From 2003 to 2006, Mrs. Farrell served as Executive Vice-President, Generation at BC Hydro. In 2006, she was appointed Executive Vice-President Engineering, Aboriginal Relations and Generation.

Mrs. Farrell sits on the board of directors of the Calgary Stampede and The Conference Board of Canada. She is also Vice-Chair of Calgary’s United Way Campaign for 2013.  Her past boards include the Mount Royal College Board of Governors, Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation and Vision Quest Windelectric.

She holds a bachelor of commerce degree with a major in finance and a master’s degree in economics from the University of Calgary (Calgary, AB). Mrs. Farrell has also attended the Advanced Management Program at Harvard University (Cambridge, MA).

Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share	Restricted Share Units(5)	Total	Market Value (3)
Units
	2012	89,950	0	35,666	125,616	$1,899,314
	2011	59,881	0	0	59,881	$1,258,699
	2010	34,324	0	0	34,324	$726,333

Minimum Shareholding Requirements as at December 31, 2012

Mrs. Farrell is subject to the requirements of the Executive share ownership plan, requiring that she owns and holds four times her base salary, which she is on track to meet.

Value of Compensation Received

Mrs. Farrell as President and Chief Executive Officer of the Company is not compensated for her work on the Board.

Other Public Board Directorships
	Company			Board/Committee Appointments
None

Public Board Interlocks
None

Voting Results of 2012 Annual General Meeting
	Votes For	Percentage	Votes Withheld		Percentage	Total Votes Cast
	61,416,266	99.23%	479,060		0.77%	61,895,326

13	TransAlta Corporation 2013 Management Proxy Circular

Alan J. Fohrer – New Independent Nominee to the Board

Areas of Expertise
California, U.S.A.
	Accounting, Finance & Tax			Construction
	Economics & Business			Electric Energy / Utility
	Engineering & Technical			Financial / Investment Banking
Age: 62	Law and / Regulatory			Large Infrastructure

Holdings: 0
	Board/Committee Membership			Attendance	Attendance Total
Expected Retirement: 2023	Board of Directors – Regular			N/A	N/A
	Board of Directors – Special			N/A	N/A

Mr. Fohrer is a new nominee to the Board.

Corporate Director. Mr. Fohrer was Chairman and CEO of Southern California Edison Company (“SCE”), a subsidiary of Edison International (“Edison”) and one of the largest electric utilities in the United States. He was elected CEO in 2002 and Chairman in 2007.  As CEO, Mr. Fohrer led SCE back to financial health through a regulatory strategy resulting in three successful rate cases and the establishment of a credible framework for energy markets. In 2000, Mr. Fohrer was elected as President and Chief Executive Officer of Edison Mission Energy (“EME”), a subsidiary of Edison that owns and operates independent power facilities.  During his tenure at EME, Mr. Fohrer restructured a number of the international projects, which enhanced the value of the assets sold in subsequent years. Mr. Fohrer also served as Executive Vice-President, Treasurer and Chief Financial Officer of both Edison and SCE from 1995 to 1999.  After 37 years with Edison, Mr. Fohrer retired in December 2010.

Over the past ten years, Mr. Fohrer represented the utility industry in significant regulatory and legislative proceedings.

Mr. Fohrer currently sits on the boards of MWH Global, Inc., a privately held global engineering and construction company focused on water and waste water projects, Osmose Utilities Services, Inc., a privately held company providing services to utilities, and Blue Shield of California, a non-profit health insurance provider.

Mr. Fohrer has served on boards of directors of the Institute of Nuclear Power Operations, the California Chamber of Commerce, and Duratek, Inc., a publicly held nuclear services company.  He is also a member of the Viterbi School of Engineering Board of Councilors for the University of Southern California and Vice Chair of the California Science Centre Foundation.

Mr. Fohrer holds a master of science in civil engineering from the University of Southern California, Los Angeles, as well as a master of business administration from California State University in Los Angeles.

Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share	Total	Market Value
Units

Mr. Fohrer is a new nominee to the Board.
Minimum Shareholding Requirements as at December 31, 2012
	Requirement			Requirement Met
	N/A			N/A

Mr. Fohrer is a new nominee to the Board.
Value of Compensation Received
	Year			Total Compensation
	2012			N/A
	2011			N/A
	2010			N/A
Mr. Fohrer is a new nominee to the Board.
Other Public Board Directorships
	Company		Board/Committee Appointments
	PNM Resources, Inc.		Audit and Ethics, Compensation and Human Resources

Public Board Interlocks

None

Voting Results of 2012 Annual General Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	N/A	N/A	N/A	N/A	N/A

TransAlta Corporation 2013 Management Proxy Circular	14

Ambassador Gordon D. Giffin (6) – Independent Director

Areas of Expertise
Georgia, U.S.A.
	Electric Energy / Utility			Banking
Director Since 2002	Financial / Investment Banking			Economics & Business
Board Chair since 2011	Government			Government Affairs / Pub Admin.
	Law / Regulatory			Marketing
Age: 63	Oil & Gas

Holdings: 35,998 (2)	Board/Committee Membership			Attendance	Attendance Total
	Board of Directors – Regular			6 of 6
Expected Retirement: 2017	Board of Directors – Special			5 of 5	11 of 11 (100%)

Lawyer and Senior Partner, McKenna, Long & Aldridge LLP (law firm).  Mr. Giffin is Senior Partner of the law firm of McKenna Long & Aldridge, where he maintains offices in Washington, D.C. and Atlanta.  His practice focuses on international transactions related to trade, energy and public policy.  He has been engaged in the practice of law or government service for more than 30 years.  He served as the United States Ambassador to Canada with responsibility for managing Canada/U.S. bilateral relations, including energy and environmental policy from August 1997 to April 2001.  Prior to that, he served as Chief Counsel and Legislative Director to United States Senator Sam Nunn, with responsibility for the legal and legislative operations of the office.

Mr. Giffin holds a bachelor of arts from Duke University (Durham, NC) and a juris doctorate from Emory University School of Law (Atlanta, GA).

Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share	Total	Market Value (3)
Units
	2012	18,700	17,298	35,998	$544,289.76
	2011	15,500	16,445	31,945	$671,483.90
	2010	12,300	15,573	27,873	$589,513.95

Minimum Shareholding Requirements as at December 31, 2012
	Requirement (4)			Requirement Met
	$280,152			Yes

Value of Compensation Received
	Year			Total Compensation
	2012			$313,563
	2011			$281,215
	2010			$166,280

Other Public Board Directorships
	Company		Board/Committee Appointments
	Canadian Imperial Bank of Commerce		Management Resources and Compensation
	Canadian National Railway Company		Environment and Safety, Finance, Donations, Strategic Planning and Investment
	Canadian Natural Resources Ltd.		Audit, Governance (Chair)
	Just Energy Group Inc.		Risk, Human Resources

Public Board Interlocks
Canadian Natural Resources Limited
	Gordon D. Giffin			Audit, Governance (Chair)
	Timothy W. Faithfull			Audit, Health, Safety and Environment
Voting Results of 2012 Annual General Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	60,663,666	98.01%	1,231,660	1.99%	61,895,326

15	TransAlta Corporation 2013 Management Proxy Circular

C. Kent Jespersen (1) (7) – Independent Director

Areas of Expertise
Alberta, Canada
	Electric Energy / Utility			Economics & Business
Director Since 2004	Government			Government Affairs / Public Admin.
	Oil & Gas			Human Resources
Age: 67	Communications

Holdings: 39,437 (2)
	Board/Committee Membership			Attendance	Attendance Total
Expected Retirement: 2018	Board of Directors – Regular			6 of 6
	Board of Directors – Special			5 of 5
	Human Resources Committee			10 of 10	21 of 21 (100%)

Corporate Director.  Mr. Jespersen has had a career and held executive positions in the oil and gas industry for over thirty years.  He held senior executive positions with NOVA Corporation of Alberta, Foothills Pipe Lines Ltd. and Husky Oil Limited before assuming the presidency of Foothills Pipe Lines Ltd. and later, NOVA Gas International Ltd. (“NOVA”).  At NOVA, he led the non-regulated energy services business (including energy trading and marketing) and all international activities.

Mr. Jespersen is also the Chair and CEO of La Jolla Resources International Ltd. (advisory and investments).

Mr. Jespersen holds a bachelor of science in education and a master of science in education from the University of Oregon (Eugene, OR).

Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share	Total	Market Value (3)
Units
	2012	5,905	33,532	39,437	$596,287.44
	2011	5,905	28,794	34,699	$729,372.98
	2010	5,905	24,174	30,079	$636,170.85

Minimum Shareholding Requirements as at December 31, 2012
	Requirement (4)			Requirement Met
	$280,152			Yes

Value of Compensation Received
	Year			Total Compensation
	2012			$135,492
	2011			$158,676
	2010			$146,780

Other Public Board Directorships
	Company		Board/Committee Appointments
	Axia NetMedia Corporation		Audit (Chair), Compensation
	CanElson Drilling Inc.		Compensation
	Rodinia Oil Corp.		Audit, Corporate Governance and Compensation
	MatRRix Energy Technologies Inc.		Compensation and Governance (Chair)
	PetroFrontier Corp.		None
Public Board Interlocks
None

Voting Results of 2012 Annual General Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	58,824,010	95.04%	3,071,316	4.96%	61,895,326

TransAlta Corporation 2013 Management Proxy Circular	16

Michael M. Kanovsky (1) – Independent Director

Areas of Expertise
Alberta, Canada
	Electrical Energy / Utility			Economics & Business
Director Since 2004	Financial / Investment Banking			Engineering & Technical
Oil & Gas
Age: 64

Holdings: 73,901 (2)
	Board/Committee Membership			Attendance	Attendance Total
Expected Retirement: 2019	Board of Directors – Regular			6 of 6
	Board of Directors – Special			5 of 5
	Governance & Environment Committee (Chair)			6 of 6
	Audit and Risk Committee			6 of 6	23 of 23 (100%)

Corporate Director and Independent Businessman.  Mr. Kanovsky is a professional engineer.  He co-founded Northstar Energy Corporation (“Northstar”) with initial capital of $400,000 and helped build this entity into an oil and gas producer that was sold to Devon Energy Corporation for approximately $600 million in 1998.  During this period, Mr. Kanovsky was responsible for strategy and finance as well as merger and acquisition activity.  He initiated Northstar’s entry into electrical cogeneration through its wholly-owned power subsidiary, Powerlink Corporation (“Powerlink”).  Powerlink developed one of the first independent power producer (IPP) gas-fired co-generation plants in Ontario and also internationally.  In 1997, he founded Bonavista Energy Corporation (previously Bonavista Energy Trust), which has grown to a present day market capitalization of approximately $4.5 billion.

Mr. Kanovsky holds a bachelor of science in mechanical engineering from Queen’s University (Kingston, ON) as well as a master of business administration from the Richard Ivey School of Business at Western University (London, ON).

Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share	Total	Market Value (3)
Units
	2012	25,000	48,901	73,901	$1,117,383.12
	2011	25,000	40,757	65,757	$1,382,212.14
	2010	25,000	33,426	58,426	$1,235,709.90

Minimum Shareholding Requirements as at December 31, 2012
	Requirement (4)			Requirement Met
	$280,152			Yes

Value of Compensation Received
	Year			Total Compensation
	2012			$159,492
	2011			$157,676
	2010			$142,280

Other Public Board Directorships
	Company		Board/Committee Appointments
	Bonavista Energy Corporation		Lead Director, Audit, Reserve, Compensation (Chair)
	Devon Energy Corporation		Audit, Reserve (Chair)
	Pure Technologies Inc.		Audit (Chair), Governance

Public Board Interlocks
None

Voting Results of 2012 Annual General Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	60,984,267	98.53%	911,059	1.47%	61,895,326

17	TransAlta Corporation 2013 Management Proxy Circular

Gordon S. Lackenbauer (1) (8) – Independent Director

Areas of Expertise
Alberta, Canada
	Electric Energy / Utility			Finance
Director Since 2005	Financial / Investment Banking			Economics & Business
	Mining			Marketing
Age: 69	Oil & Gas			Human Resources
Regulatory
Holdings: 38,627 (2)
	Board/Committee Membership			Attendance	Attendance Total
Expected Retirement: 2016	Board of Directors – Regular			6 of 6
	Board of Directors – Special			5 of 5
	Governance & Environment Committee			6 of 6
	Human Resources Committee			6 of 6
	Audit and Risk Committee			4 of 4	27 of 27 (100%)

Corporate Director.  Mr. Lackenbauer has over thirty-five years of business and investment banking experience.  He was Deputy Chairman of BMO Nesbitt Burns Inc. (investment banking) from 1990 to 2004.  Prior to that, he was responsible for the principal activities of the firm, which included fixed income sales and trading, new issue underwriting, syndication and merger and acquisition advisory mandates.

Mr. Lackenbauer has worked with many of Canada’s leading utilities and has frequently acted as an expert financial witness testifying on the cost of capital, appropriate capital structure, and the fair rate of return, principally before the Alberta Utilities Commission, the National Energy Board and the Ontario Energy Board.

Mr. Lackenbauer holds a bachelor of arts in economics from Loyola College (Montréal, QC) as well as a master of business administration from the Richard Ivey School of Business at Western University (London, ON).  He is also a Chartered Financial Analyst.

Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share	Total	Market Value (3)
Units
	2012	0	38,627	38,627	$584,040.24
	2011	0	30,989	30,989	$651,388.78
	2010	0	24,176	24,176	$511,322.40

Minimum Shareholding Requirements as at December 31, 2012
	Requirement (4)			Requirement Met
	$280,152			Yes

Value of Compensation Received
	Year			Total Compensation
	2012			$144,492
	2011			$157,176
	2010			$151,280

Other Public Board Directorships
	Company		Board/Committee Appointments
None

Public Board Interlocks
None

Voting Results of 2012 Annual General Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	61,135,918	98.77%	759,408	1.23%	61,895,326

TransAlta Corporation 2013 Management Proxy Circular	18

Karen E. Maidment (1) –  Independent Director

Areas of Expertise
Ontario, Canada
	Financial / Investment Banking			Banking
Director Since 2010	Insurance			Economics & Business
Accounting, Finance & Tax
Age: 54

Holdings: 17,729 (2)
	Board/Committee Membership			Attendance	Attendance Total
Expected Retirement: 2025	Board of Directors – Regular			5 of 6
	Board of Directors – Special			5 of 5

	Governance & Environment Committee			5 of 6
	Audit and Risk Committee			10 of 11	25 of 28 (89%)

Corporate Director.  Ms. Maidment is a seasoned senior executive.  She was Chief Financial and Administrative Officer (“CFAO”) of BMO Financial Group (“BMO”) from 2007 to 2009.  Prior to that, she was Senior Executive Vice-President and CFO from 2003 to 2007 and Executive Vice-President and CFO of BMO from 2000 to 2003.  As CFO of BMO, she was responsible for all global finance operations, risk management, legal and compliance, mergers and acquisitions as well as communications.  Prior to that, Ms. Maidment held several executive positions with Clarica Life Insurance Company from 1988 to 2000, including CFO.  She also led the insurance industry group, working with government, to develop regulations and framework to convert Canada’s major insurers from mutual to public companies.

Ms. Maidment is a past director of Harris Bank, BMO Nesbitt Burns, where she was also Chair of the Audit Committee, Bank of Montreal Pension Fund, Mutual Trustco, MCAP Financial and The Mutual Group (U.S.).  She is a member of the Princess Margaret Hospital Foundation Board and serves on the University of Waterloo Board of Governors.

Ms. Maidment holds a bachelor of commerce from McMaster University (Hamilton, ON), is a Chartered Accountant and, in 2000, was named Fellow of the Institute of Chartered Accountants of Ontario.  She was named CFO of the year in 2006 and in 2007 was inducted in Canada’s Most Powerful Women Hall of Fame.

Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share	Total	Market Value (3)
Units
	2012	2,000	15,729	17,729	$268,062.48
	2011	2,000	9,221	11,221	$235,865.42
	2010	2,000	3,562	5,562	$117,636.30

Minimum Shareholding Requirements as at December 31, 2012
	Requirement (4)			Requirement Met
	$280,152			Ms. Maidment has met the one year requirement and is on track to meet the three year requirement.
Value of Compensation Received
	Year			Total Compensation
	2012			$142,992
	2011			$164,176
	2010			$103,141

Other Public Board Directorships
	Company		Board/Committee Appointments
	TD Ameritrade Holding Corporation		Audit, Risk
	The Toronto-Dominion Bank		Risk, Human Resources

Public Board Interlocks
None

Voting Results of 2012 Annual General Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	61,389,039	99.18%	506,287	0.82%	61,895,326

19	TransAlta Corporation 2013 Management Proxy Circular

Yakout Mansour – Independent Director

	Areas of Expertise
California, U.S.A.
	Electric Energy / Utility			Government Affairs / Public Admin.
Director Since 2011	Technology

Age: 65

Holdings: 12,679 (2)	Board/Committee Membership			Attendance	Attendance Total
	Board of Directors – Regular			6 of 6
Expected Retirement: 2020	Board of Directors – Special			5 of 5
	Human Resources Committee			4 of 4
	Audit and Risk Committee			7 of 7	22 of 22 (100%)

Corporate Director.  Mr. Mansour has over 40 years of experience as both a professional engineer and executive in the electric utility business in Canada, the United States, and abroad. He retired as President and CEO of the California Independent System Operator Corporation (“CAISO”) in 2011, a position he had held since 2005.  CAISO is responsible for operating and controlling 80% of the California electric grid, designing and operating the California electricity market, and for settlements of over $8 Billion annually. Under Mr. Mansour’s leadership CAISO established the market and technical foundation to accommodate one of the most aggressive renewable portfolio standards in the world. Prior to that, Mr. Mansour served in senior executive roles at BC Hydro and British Columbia Transmission Corporation where he was responsible for Operation, Asset Management, and Inter-Utility Affairs of the electric grid.

A Professional Engineer and a Fellow of the Institute of Electrical and Electronics Engineers, Mr. Mansour has authored and co-authored numerous publications.  He is recognized internationally in the field of Power Engineering and received several distinguished awards for his contributions to the industry.

In 2009, Mr. Mansour was named to the US Department of Energy Electricity Advisory Committee as a vice chair.  He also served on the various committees of the North American Electric Reliability Corporation and its predecessor organization, CEGRE, the Transmission Council of the Canadian Electric Association, and the Board of Directors of the Electric Power Research Institute.

Mr. Mansour is a graduate of the University of Calgary (Calgary, AB) with a master of science and a graduate of the University of Alexandria (Alexandria, Egypt) with a bachelor of science in electrical engineering.

	Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share	Total	Market Value (3)
			Units
	2012	5,231	7,448	12,679	$191,706.48
	2011	1,057	1,347	2,404	$50,532.08
	2010	0	0	0	$0

	Minimum Shareholding Requirements as at December 31, 2012
	Requirement (4)			Requirement Met
	$280,152			Mr. Mansour has met the one year requirement and is on track to meet the three year requirement.
	Value of Compensation Received
	Year			Total Compensation
	2012			$139,992
	2011			$74,117
	2010			$0

	Other Public Board Directorships
	Company		Board/Committee Appointments
	None

	Public Board Interlocks
	None

	Voting Results of 2012 Annual General Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	61,241,024	98.94%	654,302	1.06%	61,895,326

TransAlta Corporation 2013 Management Proxy Circular	20

Dr. Martha C. Piper (1) – Independent Director

Areas of Expertise
British Columbia, Canada
	Government			Human Resources
Director Since 2006	Technology

Age: 67

Holdings: 32,392 (2)
	Board/Committee Membership			Attendance	Attendance Total
Expected Retirement: 2018	Board of Directors – Regular			6 of 6
	Board of Directors – Special			5 of 5

	Governance & Environment Committee			6 of 6
	Human Resources Committee			10 of 10	27 of 27 (100%)

Corporate Director.  Dr. Piper was President and Vice-Chancellor of the University of British Columbia (“UBC”) from 1997 to 2006 (education).  Prior to her appointment at UBC, she served as Vice-President, Research at the University of Alberta.  She served on the boards of the Alberta Research Council, the Conference Board of Canada and the Centre of Frontier Engineering Research.  Dr. Piper was also appointed by the Prime Minister of Canada to the Advisory Council on Science and Technology and served as Chair of the Board of the National Institute for Nanotechnology.

Dr. Piper is a member of the Canadian delegation to the Trilateral Commission, an organization fostering closer cooperation among the core democratic industrialized areas of the world.  She also sits on the boards of the Dalai Lama Centre for Peace & Education, CARE Canada and the Canadian Stem Cell Foundation, all non-public entities.

Dr. Piper holds a bachelor of science in physical therapy from the University of Michigan (Ann Arbor, MI), a master of arts in child development from the University of Connecticut (Storrs, CT), and a doctorate of philosophy in epidemiology and biostatistics from McGill University (Montréal, QC).  She has also received honorary degrees from 18 international universities.  Dr. Piper is an Officer of the Order of Canada and a recipient of the Order of British Columbia.

Securities Held as at December 31 of respective year
	Year	Common Shares	Deferred Share	Total	Market Value (3)
Units
	2012	0	32,392	32,392	$489,767.04
	2011	0	27,710	27,710	$582,464.20
	2010	0	21,071	21,071	$445,651.65

Minimum Shareholding Requirements as at December 31, 2012
	Requirement (4)			Requirement Met
	$280,152			Yes

Value of Compensation Received
	Year			Total Compensation
	2012			$150,492
	2011			$158,176
	2010			$152,780

Other Public Board Directorships
	Company		Board/Committee Appointments
	Bank of Montreal		Governance and Nominating (Chair), Audit
	Shoppers Drug Mart		Human Resources (Chair)

Public Board Interlocks
None

Voting Results of 2012 Annual General Meeting
	Votes For	Percentage	Votes Withheld	Percentage	Total Votes Cast
	60,693,124	98.06%	1,202,202	1.94%	61,895,326

Notes:

(1)	The following nominee directors are Canadian residents: William D. Anderson, Dawn L. Farrell, C. Kent Jespersen, Michael M. Kanovsky, Gordon S. Lackenbauer, Karen E. Maidment and Martha C. Piper.
(2)	Holdings include all shares and deferred share units held by each director as at December 31, 2012. Mrs. Farrell’s holdings include all shares and restricted share units as at December 31, 2012.
(3)

The 2011 market value is based on the closing price on December 30, 2011 (the last trading day of 2011) of $21.02 and the 2012 market value is based on the closing price on December 31, 2012 of $15.12.

(4)

The three year minimum shareholding requirement is calculated by multiplying the yearly 3,200 common shares or Deferred Share Units by three, then multiplying that number by the closing price of a TransAlta common share on December 31, 2012, being $15.12, and adding the director annual retainer fee of $45,000 in each of 2012, 2011 and 2010, for a total of $280,152.

(5)

The Restricted Share Unit Plan is discussed in further detail in the Compensation Discussion and Analysis section of the Proxy Circular under the heading “Compensation Strategy – Fixed and Variable Compensation – Variable Compensation – Mid-Term Incentive Plan-Restricted Share Units (RSU)”.

21	TransAlta Corporation 2013 Management Proxy Circular

(6)

Mr. Giffin was a director of AbitibiBowater Inc. (“Abitibi”) from October 29, 2007 until his resignation on January 22, 2009. In April 2009, Abitibi and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) with the Superior Court of Quebec in Canada. On September 14, 2010, Abitibi announced that it had received approval for its plan of reorganization from unsecured creditors under the CCAA in Canada. On September 21, 2010, Abitibi announced it had received the necessary creditor approval for its plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. On December 9, 2010, Abitibi announced that it had successfully completed its reorganization and emerged from creditor protection under the CCAA in Canada and Chapter 11 of the U.S. Bankruptcy Code.

(7)

Mr. Jespersen resigned from the Board of Directors of CCR Technologies Ltd. (“CCR”) in February 2010. CCR filed with the Court of Queen’s Bench of Alberta a proposal dated December 1, 2010 pursuant to provisions of Part III Division I of the Bankruptcy and Insolvency Act to restructure and reorganize the financial affairs of CCR, to compromise the claims of the unsecured creditors, restructure the shares of CCR, and to allow it to conduct a restructuring and “rightsizing” of its operations on a going concern basis. This proposal was approved by the unsecured creditors on December 22, 2010 and by the Court on January 13, 2011. The Alberta Securities Commission issued a variation order dated February 14, 2011 to partially revoke its cease trade order to permit the implementation of the proposal which was subsequently implemented.

(8)

Mr. Lackenbauer resigned from the Board of Directors of Tembec Inc. (“Tembec”) on August 2, 2007. On December 19, 2007, Tembec announced its proposed recapitalization transaction providing a consensual solution to both noteholders and shareholders. On February 22, 2008, Tembec announced that it had received the approval of the majority of shareholders and the requisite majority of noteholders of Tembec Industries Inc. On February 27, 2008, Tembec announced that it had received approval from the Ontario Superior Court of Justice (Commercial List) with respect to their plan of arrangement relating to the proposed recapitalization transaction. On October 31, 2008, Tembec announced that it had successfully obtained a final American court order recognizing its Canadian plan of arrangement as a foreign proceeding in the United States.

Unless otherwise instructed, the persons designated in the form of Proxy intend to vote FOR the election of these nominees as directors.

BOARD COMMITTEES AND MEMBERSHIP

√ Member ▓ Designated Financial Expert		Committees (Number of Members)
	Audit and Risk Committee (“ARC”)	Governance and Environment Committee (“GEC)”	Human Resources Committee (“HRC”)
	(4)	(4)	(4)
Management Director – Not Independent
Dawn L. Farrell (1)
Independent Outside Directors
William D. Anderson ▓	Chair
Stephen L. Baum(2)	√
Timothy W. Faithfull			Chair
Gordon D. Giffin (Board Chair) (3)
C. Kent Jespersen			√
Michael M. Kanovsky(4)	√	Chair
Gordon S. Lackenbauer		√	√
Karen E. Maidment ▓	√	√
Yakout Mansour ▓	√
Martha C. Piper		√	√

Notes:

(1)          Mrs. Farrell is the President and CEO of TransAlta and as such is not a member of any committee.

(2)          Mr. Baum resigned from the Board on May 22, 2012 for personal reasons.

(3)          Mr. Giffin is Board Chair and attends committee meetings, but is not a member of any committee.

(4)          Due to his prior experience on the ARC, Mr. Kanovsky was appointed to the ARC upon Mr. Baum’s unexpected retirement in May 2012.  Mr. Kanovsky resigned from the ARC on February 26, 2013 as it is expected  following the Meeting that, with the nomination of another director to the Board, the new member of the Board will be appointed to fill the vacancy.

BOARD AND BOARD COMMITTEE MEETINGS

Board/Committee	In camera sessions	Total Meetings	Overall attendance
Board	11	6 regular, 5 special	98%
Audit and Risk Committee	11	11	95%
Governance and Environment Committee	5	6	96%
Human Resources Committee	10	10	100%

TransAlta Corporation 2013 Management Proxy Circular	22

DIRECTOR MEETING ATTENDANCE

Directors are expected to attend all regularly scheduled meetings of the Board and its committees. Aggregate attendance for our directors is 98%. The attendance on an individual director basis is set out in the following table and under each director’s personal biography in “Business of the Meeting – Election of Directors – Director Nominee Information”.

Director attendance was 98% in 2012.

	Board Meetings		Committee Meetings
Name	Regular Board Meetings(1)	Special Board Meetings(1)	Audit	Governance	Human Resources	Total Attendance
Anderson (Chair ARC)	6 of 6	5 of 5	11 of 11	-	-	22 of 22 (100%)
Baum (2)	2 of 3	0 of 0	3 of 4	-	-	5 of 7(71%)
Faithfull (Chair HRC)	6 of 6	5 of 5	-	-	10 of 10	21 of 21 (100%)
Farrell (3)	6 of 6	5 of 5	-	-	-	11 of 11 (100%)
Giffin (Chair Board)(4)	6 of 6	5 of 5	-	-	-	11 of 11 (100%)
Jespersen (2)	6 of 6	5 of 5	-	-	10 of 10	21 of 21 (100%)
Kanovsky (Chair GEC) (2)	6 of 6	5 of 5	6 of 6	6 of 6	-	23 of 23 (100%)
Lackenbauer (2)	6 of 6	5 of 5	4 of 4	6 of 6	6 of 6	27 of 27 (100%)
Maidment	5 of 6	5 of 5	10 of 11	5 of 6	-	25 of 28 (89%)
Mansour	6 of 6	5 of 5	7 of 7	-	4 of 4	22 of 22 (100%)
Piper	6 of 6	5 of 5	-	6 of 6	10 of 10	27 of 27 (100%)
Total	61 of 63	50 of 50	41 of 43	23 of 24	40 of 40	215 of 220 (98%)

Notes:

(1)	There were 6 regularly scheduled Board meetings and 5 special Board meetings in 2012.
(2)

Mr. Baum was a member of the Board and the ARC until May 22, 2012. Mr. Kanovsky was appointed to the ARC on May 29, 2012. Mr. Lackenbauer was a member of the ARC until April 26, 2012 and was appointed to the HRC on April 26, 2012. Mr. Mansour was a member of the HRC until April 26, 2012 and was appointed to the ARC on April 26, 2012.

(3)

Mrs. Farrell is not a member of any standing committee of the Board, however she attends committee meetings (excluding the in camera portion of the meeting). As Mrs. Farrell is not a member of the committee, her attendance is not recorded.

(4)	Mr. Giffin is not a member of any standing committee of the Board, however he attends committee meetings. As Mr. Giffin is not a member of the committee, his attendance is not recorded.

INTER-LOCKING DIRECTORSHIPS

The following table indicates which directors serve on the same boards and committees of another reporting issuer.  The Board has determined that these inter-locking directorships do not adversely impact the effectiveness of these directors on the Company’s Board.  We have no inter-locking relationships between compensation committee members and our CEO.

Company	Director	Committee Memberships
Canadian Natural Resources Limited	Gordon D. Giffin	Audit, Governance (Chair)
	Timothy W. Faithfull	Audit, Health, Safety and Environment

23	TransAlta Corporation 2013 Management Proxy Circular

BOARD TENURE

In order to ensure the renewal of skills, expertise and personal attributes on the Board, the Board has adopted a mandatory retirement age of 72 and a maximum tenure of 15 years, whichever comes first, for all non-management directors.  The following table indicates the number of years the nominees for election as director have dedicated to our Board.

SKILLS MATRIX

	Anderson	Faithfull	Farrell	Fohrer	Giffin	Jespersen	Kanovsky	Lackenbauer	Maidment	Mansour	Piper	Summary
Business Segment
Communications	√		√									2
Construction		√	√	√								3
Electric Energy / Utility		√	√	√	√	√	√	√		√		8
Financial / Investment Banking				√	√		√	√	√			5
Government			√		√	√					√	4
Insurance									√			1
Law / Regulatory				√	√			√				3
Large Infrastructure			√	√								2
Manufacturing	√							√				2
Mining			√					√				2
Oil & Gas		√			√	√	√	√				5
Technology	√									√	√	3
Trading		√	√	√				√				4
Professional Background
Accounting, Finance & Tax	√			√			√	√	√			5
Banking					√			√	√			3
Communications						√						1
Economics & Business		√	√	√	√	√	√	√	√			8
Engineering & Technical				√			√			√		3
Government Affairs, Public Administration					√	√					√	3
Human Resources	√	√				√					√	4
Law and/or Regulatory				√	√			√				3
Marketing		√			√			√				3
Management Role
Active CEO			√									1
Former CEO	√	√		√	√	√	√			√	√	8
CFO / Senior Executive (former)	√			√				√	√			4
Business Owner							√					1
Business Advisor				√	√	√						3
Public Life					√						√	2

TransAlta Corporation 2013 Management Proxy Circular	24

APPOINTMENT OF AUDITORS

The ARC and the Board recommend that Ernst & Young LLP, Chartered Accountants, the present auditors of the Company, be reappointed as the auditors of the Company to hold office until the next annual meeting of shareholders at remuneration to be fixed by the Board.

FEES PAID TO ERNST & YOUNG LLP

For the years ended December 31, 2012 and December 31, 2011, Ernst & Young LLP and its affiliates were paid $3,459,937 and $3,110,078 respectively, as detailed below:

Ernst & Young LLP
Year Ended December 31	2012	2011
Audit Fees	$ 2,998,892	$ 2,725,847
Audit-related fees	388,595	384,231
Tax fees	72,450	0
All other fees	0	0
Total	$ 3,459,937	$ 3,110,078

No other audit firms provided audit services in 2012 or 2011.

The nature of each category of fees is described below:

AUDIT FEES

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of the Company’s financial statements and other documents.  Total audit fees for 2012 include payments related to 2011 in the amount of $1,397,001.  Total audit fees for 2011 include payments related to 2010 in the amount of $894,776.

AUDIT RELATED FEES

The audit-related fees in 2012 were primarily for work performed by Ernst & Young LLP in relation to compliance and regulatory reporting, common shares issuance, debt issuances and miscellaneous accounting advice provided to the Corporation.  The audit-related fees in 2011 were primarily in relation to preferred shares issuance, Canadian and U.S. shelf work, the 2010 Sustainability Report review, and miscellaneous accounting advice provided to the Company.

TAX FEES

The tax fees for 2012 relate to various tax related matters in our domestic and foreign operations.

ALL OTHER FEES

Nil.

PRE-APPROVAL POLICIES AND PROCEDURES

The ARC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence.  In May 2002, the ARC adopted a policy (the “Policy”) that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the ARC for other permissible categories of non-audit services, such categories being determined under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”).  The Policy also provides that the Chair of the ARC may approve permissible non-audit services during the quarter and report such approval to the ARC at its next regularly scheduled meeting.  In 2009, the ARC granted management the authority to approve de minimus permissible non-audit services (which in the aggregate must be the lesser of 5 per cent of the total fees paid to the external auditors or $125,000) and provided such services are reported to the ARC at its next scheduled meeting.

Unless otherwise instructed, the persons designated in the form of Proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditors of the Company.

25	TransAlta Corporation 2013 Management Proxy Circular

SHAREHOLDER RIGHTS PLAN

We have in place a shareholder rights plan (the “Rights Plan”), under the terms of the Shareholder Rights Plan Agreement dated as of October 13, 1992, as amended, between TransAlta and CIBC Mellon Trust Company, as Rights Agent (the “Rights Agent”).

We have reviewed the Rights Plan for conformity with current practices with respect to shareholder rights plan design and have determined that since April 2010, when the Rights Plan was last approved by shareholders, there have been few, if any, material changes to such rights plan design.  On February 26, 2013, the Board resolved to continue the Rights Plan by approving a Shareholder Rights Plan Agreement dated as of October 13, 1992, as amended and restated as of April 23, 2013 (the “2013 Rights Plan Agreement”).  The Rights Plan embodied in the 2013 Rights Plan Agreement is the same in all material aspects as the prior Rights Plans and if approved by the shareholders at the Meeting, will expire at the close of business on the date of our 2016 annual meeting of shareholders, unless extended by a further vote of the shareholders.  Details of the plan are set forth below.

You will be asked at the Meeting to consider and, if deemed advisable, to approve, by a simple majority of votes cast at the Meeting, the following resolution (the “Rights Plan Resolution”), to continue, ratify, confirm and approve the Rights Plan.  For the Rights Plan to continue in effect after the Meeting, the Rights Plan Resolution must be passed by the majority vote of shareholders.  If the Rights Plan Resolution is not passed by a majority vote of shareholders, the Rights Plan will terminate.

BE IT RESOLVED THAT:

1.                                      The Shareholder Rights Plan of TransAlta Corporation be continued and the Shareholder Rights Plan Agreement (the “Rights Plan Agreement”) dated as of October 13, 1992, as amended and restated as of April 23, 2013, between TransAlta Corporation and CIBC Mellon Trust Company, be and it is hereby, continued, ratified, confirmed and approved.

2.                                      The making on or prior to April 23, 2013, of any revisions to the Rights Plan Agreement as may be required by any stock exchange or by professional commentators on Shareholder Rights Plans to conform the Rights Plan Agreement to versions of shareholder rights plans prevalent for public reporting issuers in Canada, as may be approved by any two of the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer, Chief Legal and Compliance Officer, the Vice-President and Corporate Secretary, any Vice-President or a director of TransAlta Corporation, is hereby authorized and approved.

3.                                      The Rights Plan Agreement, as the same may be amended in accordance with paragraph 2 above, be and is hereby authorized and approved.

4.                                      Any two directors or officers (or combination thereof) of TransAlta Corporation, be and are hereby authorized, for and on behalf of TransAlta Corporation, to execute and deliver such other documents and instruments and take such other actions as such directors or officers may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

Objective of the Rights Plan

The primary objective of the Rights Plan is to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Company and to provide every shareholder with an equal opportunity to participate in such a bid.  The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires that certain minimum standards designed to promote fairness, or the concurrence of the Board are satisfied.

In adopting the Rights Plan, the Board considered the legislative framework in Canada governing take-over bids.  Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with the shares already owned by the bidder (including the shares owned by certain related parties), aggregate to 20% or more of the outstanding shares of a corporation.  The existing legislative framework for take-over bids in Canada continues to raise the following concerns for shareholders of the Company:

TransAlta Corporation 2013 Management Proxy Circular	26

Time

Current legislation permits a take-over bid to expire 35 days after it is initiated.  The Board is of the view that 35 days may not be sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and unhurried decision.  The Rights Plan provides a mechanism whereby the minimum expiry period for a take-over bid must be 60 days after the date of the bid and the bid must remain open for a further period of 10 business days after the Offeror publicly announces that the shares deposited or tendered and not withdrawn total more than 50% of the common shares outstanding and held by Independent Shareholders (generally, shareholders other than the Offeror or the Acquiring Person, their Associates, and Affiliates, and persons acting jointly or in concert with the Offeror or the Acquiring Person).  The Rights Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value.  Those alternatives could include, if deemed appropriate by the Board, the identification of other potential bidders, the conducting of an orderly auction, or the development of a corporate restructuring alternative which could enhance shareholder value.

Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted common shares.  This is particularly so in the case of a partial take-over bid where the bidder wishes to obtain a control position but does not wish to acquire all of the common shares.  The Rights Plan provides the shareholder with a tender approval mechanism which is intended to ensure that the shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

By requiring that a bid remain open for acceptance for a further 10 business days following public announcement that more than 50% of the common shares held by Independent Shareholders have been deposited, a shareholder’s decision to accept a bid is separated from the decision to tender, lessening the pressure to tender which is typically encountered by a shareholder of a company that is the subject of a take-over bid.

Other

While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Company may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of common shares at a premium to market price which premium is not shared with the other shareholders.  In addition, a person may slowly accumulate common shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.  The Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the common shares, to better ensure that shareholders receive equal treatment.

Summary

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan.  A shareholder or any other interested party may obtain a copy of the Rights Plan by contacting in writing the Director, Investor Relations, TransAlta Corporation, Box 1900, Station “M”, 110 - 12th Avenue S.W., Calgary, Alberta, T2P 2M1; or by telephone at 1-800-387-3598 in Canada or the U.S., or (403) 267-2520 in Calgary and outside of North America; by fax at (403) 267-2590; or by e-mail at investor_relations@transalta.com.

Effective Date

The effective date of the Rights Plan is December 31, 1992 (the “Effective Date”).

Term

The term is to the close of business on the date of the Company’s 2016 annual meeting or May 31, 2016, whichever is earlier.

Issue of Rights

On the Effective Date, one right (a “Right”) was issued and attached to each common share outstanding and attaches to each common share subsequently issued.

27	TransAlta Corporation 2013 Management Proxy Circular

Rights Exercise Privilege

The Rights will separate from the common shares and will be exercisable eight trading days (the “Separation Time”) after a person has acquired, or commences a take-over bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”).  The acquisition by any person (an “Acquiring Person”) of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”.  Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.  Eight trading days after the occurrence of the Flip-in Event, each Right, other than those held by the Acquiring Person, will permit the purchase of $200 worth of common shares for $100.

The issue of the Rights is not initially dilutive.  Upon a Flip-in Event occurring and the Rights separating from the common shares, reported earnings per share on a fully diluted or non-diluted basis may be affected.  Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-Up Agreements

A bidder may enter into Lock-up Agreements with the Company’s shareholders (“Locked-up Persons”) whereby such shareholders agree to tender their common shares of the Company to the take-over bid (the “Subject Bid”) without a Flip-in Event (as referred to above) occurring.  The Lock-up Agreement must either: (i) permit the Locked-up Person to withdraw the common shares of the Company from the lock-up to tender to another bid or to support another transaction that in either case will provide greater value to the shareholder than the Subject Bid; or (ii) permit the Locked-up Person to withdraw from the agreement in order to tender or deposit the common shares to another transaction or to support another transaction that contains an offering price that exceeds the value of the Subject Bid by as much or more than a specified amount as long as the Lock-up Agreement does not provide for a specified amount that exceeds 7% of the value of the Subject Bid.  For purposes of clarity, a Lock-up Agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give an Offeror an opportunity to match a higher price in another transaction as long as the shareholder can accept another bid or tender to another transaction.

Any Lock-Up Agreement must be made available to the Company and to the public, and under a Lock-up Agreement no “break up” fees, “top up” fees, penalties, expenses reimbursement or other amounts that exceed in aggregate the greater of: (i) 2½% of the value payable under the Subject Bid; and (ii) 50% of the amount by which the value received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Subject Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender common shares to the Subject Bid or withdraws common shares previously tendered thereto in order to deposit such common shares to another take-over bid or support another transaction.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the common shares issued from and after the Effective Date and are not transferable separately from the common shares.  From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the common shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(a)                                 the take-over bid must be made by way of a take-over bid circular;

(b)                                 the take-over bid must be made to all shareholders;

(c)                                  the take-over bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the common shares held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the take-over bid and not withdrawn; and

(d)                                 if more than 50% of the common shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for an additional 10 business days from the date of such public announcement.

TransAlta Corporation 2013 Management Proxy Circular	28

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence.  A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days which conforms to securities legislation requirements.

Waiver

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the take-over bid is made by a take-over bid circular to all holders of common shares.  Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Company made by a take-over bid circular to all holders of common shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption

The Board, with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.001 per common share.  Rights may also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The Board may amend the Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose.  The directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company.  The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Recommendation of the Board

The Board has determined that the Rights Plan continues to be in the best interests of the Company and the shareholders.  The Board unanimously recommends that shareholders vote in favour of the Rights Plan Resolution.

At the Meeting, you will be asked to approve the Rights Plan resolution set forth above.

Unless otherwise instructed, the persons designated in the form of Proxy intend to vote FOR the Rights Plan Resolution.

29	TransAlta Corporation 2013 Management Proxy Circular

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The underlying principle for executive pay at TransAlta is to “pay for performance” which drives the business.  Our plans are also designed to attract and retain excellent employees and executives.  A detailed discussion of our executive compensation programs follows in our Compensation Discussion and Analysis.  You will note that the emphasis of our compensation programs is to link executive compensation to pay for performance by linking it to the achievement of the Company’s strategic objectives, which include short, medium and long-term goals.

The Board, through the HRC, has fully directed and formally reviewed the contents of the Compensation Discussion and Analysis provided in this Proxy Circular and has unanimously approved it as part of its report to you.

As our shareholder, on an advisory basis, you have the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:

RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2013 annual and special meeting of shareholders of the Company.

Since your vote is advisory, it will not be binding on the Board, however, the Board and, in particular, the HRC, will consider the outcome of the vote as part of its ongoing review of executive compensation.

Unless otherwise instructed, the persons designated in the form of Proxy intend to vote FOR the advisory resolution on executive compensation.

TransAlta Corporation 2013 Management Proxy Circular	30

2.            GOVERNANCE

OUR GOVERNANCE PRACTICES

Sound governance means sound business.  We believe good governance is important for our Company, our employees and our shareholders.

We are committed to transparency and responsible corporate governance practices.  Our governance practices also incorporate best practices, including a number of those recommended by the Canadian Coalition for Good Governance (“CCGG”).

TransAlta is listed on both the TSX and the NYSE and is subject to the governance regulations, rules and standards applicable under both exchanges.

Our corporate governance practices meet or exceed the standards set out in the Canadian Securities Administrators’ Multilateral Instrument 52-109, Multilateral Instrument 52-110 and the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 and National Instrument 58-101.

As a “foreign private issuer” under U.S. securities laws, we are generally permitted to comply with Canadian corporate governance requirements.  The NYSE governance rules require us, however, to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic issuers.  If such differences exist, they are disclosed annually in this Proxy Circular under the heading “New York Stock Exchange – Significant Differences in Corporate Governance Practices” and on our website at http://www.transalta.com/Aboutus/CorporateGovernance/GovernanceGuidelines.

Our corporate governance practices also comply with applicable requirements of Sarbanes-Oxley, including any U.S. Securities and Exchange Commission rules initiated under Sarbanes-Oxley.

OUR ETHICAL COMMITMENT

One of our Company’s most valuable assets is its reputation for integrity and honesty. A strong culture of ethical conduct is central to our corporate governance. We have adopted a written code of conduct which applies to all employees and officers of our Company and our subsidiaries. In addition, we have adopted a code of conduct for our directors and a separate financial code of ethics which applies to all financial employees.

We promote a culture of integrity and ethical business conduct and have adopted a code of business conduct for employees and directors.

Our Code of Conduct goes beyond the laws, rules and regulations that govern our business in the jurisdictions in which we operate; it outlines principled business practices with which all employees must comply.

Copies of our codes of conduct for directors, officers, employees and financial employees are available on our website at www.transalta.com/about-us/governance, and our employee and director codes of conduct have been filed on SEDAR at www.sedar.com.

All employees, officers and directors must confirm annually their compliance with the codes of conduct.

Our codes of conduct outline the standards and expectations we have for our employees, officers and directors with respect to the protection and proper use of our assets. The codes also provide guidelines with respect to securing our assets, conflicts of interest, respect in the workplace, social responsibility, privacy, compliance with laws, insider trading, environment, health and safety and our commitment to ensuring compliance with the codes.

Our employees, officers and directors are reminded annually about the importance of ethics and professionalism in their daily work, and must certify annually that they have reviewed and understand their responsibilities set forth in our codes of conduct.  This certification also requires our employees, officers and directors to acknowledge that they have complied with the standards set out in the respective code during the last calendar year.  The GEC receives an annual report on this sign-off process.

31	TransAlta Corporation 2013 Management Proxy Circular

HANDLING CONFLICTS OF INTEREST

At TransAlta, we encourage and promote a culture of integrity and ethical business conduct by requiring that employees, officers,  and directors conduct their personal business and affairs in a manner that ensures that their private or personal interests do not interfere or appear to interfere with the interest of the Company.  Our policies provide that each director and executive officer must comply with the disclosure requirements of the Canada Business Corporations Act regarding any material interest.  If a declaration of material interest is made, the declaring director shall not vote on the matter if put to a vote of the Board.  In addition, the declaring director and executive officer may be requested to recuse himself or herself from the meeting when such matter is being discussed.

INSIDER TRADING

Our insider trading policy (“Insider Trading Policy”) and reporting guidelines put restrictions on insiders and those in a special relationship with TransAlta with respect to trading in TransAlta shares and other securities.  The guidelines, which fulfill our obligations to stock exchanges, regulators and investors, include the following measures:

•                  having quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed.  These blackouts extend to all employees engaged in the preparation of our financial results. The blackouts are effective from the first day following the end of a quarter or fiscal year end and end at the close of trading on the second trading day after we issue the news release or disclose our financial results;

•                  publishing and communicating the dates for regular blackout periods and sending a monthly reminder to all insiders of their obligations; and

•                  encouraging all insiders to pre-clear transactions.

WHISTLEBLOWER PROCEDURES

Our whistleblower procedures help uphold our strong values and preserve our culture of ethical business conduct.  Our procedures are not limited to accounting, auditing and financial processes and instead provide employees, contractors, shareholders and other stakeholders the ability to report ethical violations or any other matters they wish to bring to the attention of our Board.  All submissions can be made directly to the Chair of the ARC by identifying the submission with “subject matter 003”.  Submissions can also be made anonymously and may be made using our toll-free number.  The Chair of the ARC is advised of all complaints received.  All complaints are investigated and the Chair of the ARC receives a report at every scheduled committee meeting on all findings.  If the findings are urgent, they will be reported to the Chair immediately.

THE ROLE OF THE BOARD

Our Board is responsible for stewardship and establishing our key policies and standards, including policies for the assessment and management of our risks.  The Board has adopted General Governance Guidelines which provide a framework for how we conduct our business and which help meet our corporate governance responsibilities.  These guidelines include a general overview of the Board’s role in our governance, a statement of key principles and policies applicable to the Board and its committees and a mandate that describes the Board’s major responsibilities, goals and duties.  We believe that these practices benefit all stakeholders and form the building blocks for long-term success.  These guidelines are reviewed annually by the GEC and the Board to ensure that they reflect the most appropriate governance standards for our Company.  Our guidelines may be found in Appendix “B” to this Proxy Circular and on our website at www.transalta.com/about-us/governance/governance-guidelines.

The Board has three standing committees to assist it in its oversight responsibilities: the HRC, the ARC and the GEC.  Please see each committee’s report in this Proxy Circular for an overview of these committees’ principal functions during 2012.  All of these committees have adopted charters which outline their responsibilities.  You may find copies on our website at www.transalta.com/about-us/governance/board-committees.

The Board has delegated to the CEO and senior management the responsibility for the day-to-day management of the business of the Company.  In addition to those matters which must, pursuant to applicable laws and our by-laws, be approved by the Board, the Board has delegated to management the authority to approve expenditures within specified limits.  The Board retains responsibility for significant matters such as major changes to organizational structure, material acquisitions and divestitures, major capital expenditures, debt and equity financing transactions and approval of environmental policies.

TransAlta Corporation 2013 Management Proxy Circular	32

STRATEGIC PLANNING

The Board also has oversight of our strategic planning process and monitors management’s performance in executing on our strategy and meeting the objectives of our strategic plan.  The Board meets on an annual basis for a comprehensive strategic planning session at which time it reviews and approves our strategic direction.  The Board also receives updates on our strategic plan at regular Board meetings and from CEO communications to the Board.

RISK MANAGEMENT

The Board is responsible for overseeing risk and the risk assessment process, including:

•                  making sure we identify our principal risks and review such risks at least once a year;

•                  monitoring our risk management programs through the work of the committees, which report to the Board; and

•                  ensuring that management has put in place systems to mitigate the Company’s risks and that residual risks are within the Company’s risk appetite.

We have adopted a comprehensive enterprise risk management system that evaluates the risks from each of our major businesses.  This process involves analyzing both existing and emerging risks in defined categories and takes into consideration factors that work to mitigate our risks.

The ARC receives an update on management’s assessment of our principal business risks at every regularly scheduled quarterly meeting.  The HRC is responsible for the review of the Company’s compensation-related risks.  Both the ARC and HRC report to the Board annually on their oversight responsibilities. At that meeting, the Board also receives an annual comprehensive review of the Company’s risk assessment taking into consideration the Company’s risk appetite.

INTERNAL CONTROLS

The Board seeks assurance at least annually that our internal control systems and management information systems are operating effectively.  The Board has delegated to the ARC the responsibility for reviewing our quarterly and annual financial statements and, as required, for recommending them to the Board for approval.  The ARC is also responsible for overseeing our internal audit function and our Director, Internal Audit, has a direct reporting relationship to the Chair of the ARC.

COMMUNICATIONS

To facilitate and foster relations with shareholders and stakeholders and to ensure the prompt disclosure of material information, we have adopted a Disclosure Policy.  The Board reviews this policy annually.  More generally, we communicate with our shareholders and other stakeholders through a variety of means, including our annual report, quarterly reports, annual information form, news releases, special mailings, pre-announced analyst conference calls and our website.  To further enhance our relationship with shareholders, we have met with shareholder advocacy groups (such as the CCGG) and invite shareholders to communicate with the Board by writing to us to the attention of: Vice-President and Corporate Secretary, or by email at corporate_secretary@transalta.com or by calling our help line at 1.888.806.6646.  We also provide our shareholders with the opportunity to vote, on an advisory basis, on our approach to executive compensation annually.

Copies of our annual and quarterly reports, news releases, dividend information, transcripts of the quarterly conference calls held, and other corporate information considered helpful to investors may be found on our website at www.transalta.com/investor-centre and www.transalta.com/newsroom.

Our General Governance Guidelines, Code of Conduct, Director Code of Conduct, Financial Code of Ethics, Committee Charters and Chair position descriptions are available on our website at www.transalta.com/about-us/governance and www.transalta.com/about-us/governance/board-committees.

SUCCESSION PLANNING

The Board is responsible for the appointment of our CEO and other members of senior management.  It has delegated to the HRC the responsibility for reviewing our organizational structure, our policies and procedures relating to employment, succession planning and compensation.

33	TransAlta Corporation 2013 Management Proxy Circular

The management succession planning process includes identification of high potential employees who may be ten, five and three years out from being ready for the role.  Included in this analysis is a review of their skills, talent management and development plans.  If required, assessments may be performed by independent consultants in order to assist the HRC in the identification of any skills gap or compatibility for the role.  In addition to development and potential rotational appointments, the individual(s) will be given the opportunity for presentations in front of the Board in order to gain experience at that level.  The HRC is also responsible for ensuring that we have appropriate programs for addressing employee retention and for overseeing human capital risk.

INDEPENDENCE OF DIRECTORS

The independence of our directors is determined annually by the Board at the recommendation of the GEC. The GEC uses the definition of “independence” under National Policy 58-201, Corporate Governance Guidelines and Multilateral Instrument 52-110, Audit Committees. This independence criterion also conforms to the applicable rules of the Securities and Exchange Commission in the United States, the NYSE and those set out in Sarbanes-Oxley. This criterion is also utilized to assess the independence of any new director appointed or nominated to the Board.

All of our directors are independent, including the Chair of the Board, with the exception of our President and CEO.

A director is independent if he or she does not have a direct or indirect material relationship with TransAlta.  The Board believes that a relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have.  The information required to make this determination is collected through biographical material, reports and questionnaires furnished or completed by the directors annually or prior to their appointment.  In applying the criteria, the Board reviews and analyzes the existence, materiality and effect of any relationships between the Company and each of our directors, either directly, through a family member or as a partner, shareholder or officer of another organization that has a relationship with the Company and determines, in each case, whether the relationship could, or could reasonably be perceived to, materially interfere with the director’s ability to act independently of management.  For further information with respect to each director, see “Business of the Meeting - What the Meeting will Cover - Election of Directors - Director Nominee Information” in this Proxy Circular.

Our independent directors do not receive remuneration from us in excess of their director retainer, meeting and travel fees and none of the directors (with the exception of Mrs. Dawn L. Farrell, our President and CEO) has a material relationship with TransAlta, either directly or indirectly, which could reasonably be expected to interfere with the exercise of independent judgment. The Board affirmatively determined that 90% (9 of 10) of our directors are independent.  In addition, our Board has determined that Mr. Alan Fohrer, who is being nominated for appointment, is also independent as required by securities rules.

Directors	Independent	Not Independent	Reason for Non-independence
William D. Anderson	√
Timothy W. Faithfull	√
Dawn L. Farrell		√	President and Chief Executive Officer
Alan J. Fohrer	√
Gordon D. Giffin (Chair)	√
C. Kent Jespersen	√
Michael M. Kanovsky	√
Gordon S. Lackenbauer	√
Karen E. Maidment	√
Yakout Mansour	√
Martha C. Piper	√

DIRECTORS WHO ARE NOT INDEPENDENT

Mrs. Dawn L. Farrell, President and CEO of the Company and a Director of the Company is not independent.

BOARD CHAIR INDEPENDENCE

The Chair of the Board, Mr. Gordon D. Giffin, is an independent director.  He has never served as an executive officer of the Company and the Board has affirmatively determined that he is independent.  The Board has adopted guidelines which provide that the Chair of the Board shall be appointed for a three-year term which may be renewed for one additional three-year term.

The Board has adopted a position description for the Chair setting out his responsibilities and duties.  The Chair is responsible, together with the CEO, for the preparation of the agenda for all Board and shareholder meetings, to chair all Board and shareholder meetings, to ensure that the Board reviews and approves our corporate strategy as developed by management, to work closely with

TransAlta Corporation 2013 Management Proxy Circular	34

each committee chair to ensure that each of the committees’ functions are carried out, to communicate with the CEO to provide feedback and coaching as required and to work collectively and individually with members of the Board to ensure optimum performance of the Board.  A copy of the Chair’s position description can be found on our website at www.transalta.com/about-us/governance/board-committees.

MEETING WITHOUT MANAGEMENT OR NON-INDEPENDENT DIRECTORS

After each in person meeting, as a regular item on each Board and committee agenda, the independent directors hold in camera sessions at which non-independent directors and members of management are not in attendance. In 2012, the Board held in camera sessions of independent directors at the end of all regularly scheduled and special meetings of the Board. The Board held 11 such in camera sessions in 2012. Each of the standing committees of the Board also held regularly scheduled in camera sessions at the end of each in person meeting. In 2012, the ARC held 11, the HRC held 10 and the GEC held 5 such in camera sessions.

Our Board and committees hold regularly scheduled in camera meetings with only independent directors present.

ORIENTATION AND CONTINUING EDUCATION

Orientation

Prior to joining the Board, new directors are given a clear indication of the workload and time commitment required to serve on the Board.  Individual meetings are also scheduled with directors in order that an incoming director may familiarize himself or herself with the demands of the role and the expectations of both the Board and management.  Once a new director joins the Board, they are provided with an orientation and education program that includes a director’s manual containing written information about the duties and obligations of our directors, the Board, each committee (including the

We have a comprehensive director orientation program and provide continuing education to our directors.

charter for each committee), the code of business conduct, Insider Trading Policy, a summary of our business and operations, and documents from recent Board and committee meetings.  New directors also meet and hold discussions with senior management with respect to operations, generation technology, business development, legal and environmental matters.  Arrangements are also made for specific briefings/orientation on the industry and different aspects of our business from appropriate senior personnel in order to help incoming directors improve their understanding of our business, strategies and operations.  In addition, tours of our facilities are arranged for new directors in order to provide them with an overall review of our business and capital structure.

At the beginning of their term, new directors also participate in all committee meetings in order to obtain an understanding of each committee’s function, oversight responsibilities and the overall workings and responsibilities of the Board.

Continuing Education

Presentations and tours of our principal operations are provided to directors on a periodic basis, often in conjunction with Board meetings, for the purpose of directly acquainting directors with our operations and the communities in which they are located.  The presentations and tours also provide directors with an opportunity to meet and familiarize themselves with senior executives and high potential employees.

Directors are encouraged to enrol in professional development courses.  To facilitate access to director education, in 2011 our Board became a member of the Institute of Corporate Directors, an organization which promotes the continuing education of directors.  In addition, the Chair of the ARC is a Fellow of the Institute of Corporate Directors.

In 2012, directors also received detailed presentations by specialized management personnel and independent expert consultants on matters relating to the industry and the marketplace in which the Company operates.  In addition, our Board undertook a tour of our Sundance facility and an overview of the mine that supplies coal to the facility.  These presentations, discussions and tours provide directors with ongoing education and a better understanding of our business.  They also facilitate increased discussion between management and the Board while providing directors with additional context for exercising their duties.

The GEC maintains the mandate for orientation and continuing education for our directors.  In conjunction with Board meetings, management presents focused information to directors on topics pertinent to our business, including the impact of significant new laws or changes to existing laws and opportunities presented by new technologies.  Annually, directors are asked to suggest topics of interest for future information sessions.  The GEC sets a schedule for speakers and/or presentations from internal or external sources.  Below is a table which outlines the speakers and/or presentations during 2012:

35	TransAlta Corporation 2013 Management Proxy Circular

Date	Topic	Prepared/Hosted by	Who attended
February 29, 2012	Environment Offsets	TransAlta Corporation	All members of the GEC
July 30, 2012	Cyber Security	TransAlta Corporation	All members of the ARC
October 24, 2012	Dodd-Frank Update	TransAlta Corporation	All members of the ARC
October 25, 2012	Moderated Panel Discussion with Alberta Coal team	TransAlta Corporation	All members of the Board except Messrs. Jespersen and Mansour
October 25, 2012	Keephills 3 Plant Tour	TransAlta Corporation	All members of the Board except Messrs. Jespersen and Mansour

FINANCIAL LITERACY

An individual is defined as financially literate if he or she can read and understand financial statements that are generally comparable in breadth and complexity of issues to those found in our financial statements.  The Board has determined that all directors are financially literate according to this definition.  As well, Mr. Anderson, Ms. Maidment and Mr. Mansour all qualify as “audit committee financial experts” as defined by the U.S. Securities Exchange Act of 1934.  This determination is based on an analysis of each director’s education, skills and experience.  Designation as an “audit committee financial expert” does not impose on such person any duties, obligations and liability that are greater than the duties, obligations and liability imposed on a member of the committee and Board in the absence of such designation.

EXTERNAL CONSULTANTS AND OTHER THIRD PARTIES

The Board and its committees have the ability to retain external consultants or other third parties at their own discretion.  During 2012, the HRC retained independent compensation consultants to advise it on the Company’s compensation re-design.

ATTENDANCE

We expect directors to attend all regularly scheduled Board and committee meetings.  As well, we expect our directors to attend our Company’s annual meeting of shareholders.  In addition, should special meetings be required, we make every effort to schedule such meetings to accommodate the attendance of the majority of directors.

OTHER DIRECTORSHIPS

The following table outlines other public company directorships our directors hold including the committees on which they serve.

Other Public Company Directorships/Committee Appointments

Name	Other Public Company Directorships	Stock Exchange	Board/Committee Appointments
Anderson, W.D.	Gildan Activewear Inc.	TSX/NYSE	Chair of the Board
	Sun Life Financial Inc.	TSX/NYSE	Risk Review, Audit and Conduct Review (Chair)
	Nordion Inc. (formerly MDS Inc.)	TSX/NYSE	Chair of the Board
Faithfull, T.W.	AMEC plc	LSE	Senior Independent Director, Remuneration (Chair), Nominating, Compliance and Ethics, Audit
	Canadian Natural Resources Limited	TSX/NYSE	Audit, Health, Safety and Environment
Farrell, D.L.	None
Fohrer, A. J.	PNM Resources, Inc.	NYSE	Audit and Ethics, Compensation and Human Resources
Giffin, G.D.	Canadian Imperial Bank of Commerce	TSX/NYSE	Management Resources and Compensation
	Canadian National Railway Company	TSX/NYSE	Environment and Safety, Finance, Donations, Strategic Planning and Investment
	Canadian Natural Resources Limited	TSX/NYSE	Audit, Governance (Chair)
	Just Energy Group Inc.	TSX	Risk, Human Resources
Jespersen, C.K.	Axia NetMedia Corporation	TSX	Audit (Chair), Compensation
	CanElson Drilling Inc.	TSX Venture	Compensation
	Rodinia Oil Corp.	TSX Venture	Audit, Corporate Governance and Compensation
	PetroFrontier Corp.	TSX Venture	None
	MatRRix Energy Technologies Inc.	TSX	Governance and Compensation (Chair)
Kanovsky, M.M.	Pure Technologies Ltd.	TSX	Audit (Chair), Governance
	Bonavista Energy Corporation	TSX	Lead Director, Audit, Reserve, Compensation (Chair)
	Devon Energy Corporation	NYSE	Audit, Reserve (Chair)
Lackenbauer, G.S.	None
Maidment, K.E.	TD Ameritrade Holding Corporation	Nasdaq	Audit, Risk
	The Toronto-Dominion Bank	TSX/NYSE	Risk, Human Resources
Mansour, Y.	None
Piper, M.C.	Bank of Montreal	TSX/NYSE	Governance and Nominating (Chair), Audit
	Shoppers Drug Mart	TSX	Human Resources (Chair)

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POSITION DESCRIPTIONS

Board and Committee Chair Position Descriptions

The Board considers that the responsibilities set out in our General Governance Guidelines, each of the committee charters, including the committee chair responsibilities and the position description for the Chair of the Board to be comprehensive descriptions of the roles and responsibilities of the Board, the Chair of the Board, each of the committee chairs, each committee and each director.

CEO Position Description

We also have a position description for our CEO which is reviewed annually by our CEO, the HRC and approved by the Board.  A copy of the position description is available on our website at www.transalta.com/about-us/governance/board-committees.

We have position descriptions for our Chair and charters for the Board and each committee which are located on our website at www.transalta.com/about-us/governance/board-committees.

BOARD EVALUATION

Board, Committee and Director/Peer Evaluation

The Chair of the Board meets annually with each director to discuss his or her views about the effectiveness of the Board, Board committees, management, the Board-management relationship, individual director performance, contributions of individual directors, and overall workings of the Board. To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each director for completion and the compiled results are

We conduct an annual assessment of the Board, its committees and of individual directors.

used as a basis for discussion in these meetings. The questionnaires address specific topics and questions for discussion, including, among others, an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the Board is satisfied with our strategic initiatives, our risk management processes, our disclosure processes, our management succession plan, the Board’s relationship with management, the quality and timeliness of information provided to the Board in preparation for Board meetings, the operation of the Board and its committees and the contributions of each director. The Chair of the Board utilizes the information obtained from these one-on-one interviews to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion. The Chair also provides individual feedback to directors on the evaluation conducted by their peers and provides direction on areas for improvement, if necessary. Further, the Chair provides suggestions to the CEO to be communicated to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

Assessing the Chair of the Board

In each year of the Chair’s term, the Chair of the GEC also conducts one-on-one interviews with each member of the Board to evaluate the Chair’s performance, measured against the Chair’s position description.  The Chair of the GEC summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board.  The results of this review form the basis for objectives for the Chair for the upcoming year.

The GEC also conducts a review of the Chair’s performance prior to the expiry of the Chair’s first term, and based upon this review, makes a recommendation to the Board with respect to the renewal of the Chair’s term.  The Board’s view is that the Chair should normally serve no more than two three-year terms, subject to special circumstances.

Identifying New Candidates for the Board

Each year the GEC reviews the composition of the Board in order to ensure it has the best mix of skills and experience to guide our long-term strategy and ongoing business operations. This review examines diversity of background, skill and experience of each director currently on the Board and takes into account upcoming retirements, succession, specialized committee membership requirements, industry, market and potential future developments of our business. This information is compiled through the use of a competency/skills matrix that outlines the areas of expertise and experience for each

A skills matrix and evergreen list are kept and utilized when searching for potential nominees to the Board.

director. In line with our needs, the GEC maintains an evergreen list of potential nominees generated by both individual director referrals and, as and when required, nominees proposed by an executive search firm. This list is reviewed at least annually to ensure that the candidates possess the skills and experience required to meet our strategy and business needs. Nominees must also have the ability to devote the time required and a willingness to serve.

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Currently, based on our business model and strategic direction, the following are among some of the qualifications considered by the GEC in identifying potential candidates for the Board: experience in the energy sector, long-cycle businesses, technology development, public policy and government relations, international business, business development and financial structuring for long-term infrastructure businesses.

BOARD COMMITTEES

Our Board has three standing committees: Audit and Risk, Governance and Environment and Human Resources.  The Board has delegated various responsibilities to each standing committee, the scope of same having been set out in a charter for each committee.  The committee charters can be found on our website at www.transalta.com/about-us/governance/board-committees.  Each standing committee is made up of independent directors.  Mrs. Dawn L. Farrell, our President and Chief Executive Officer, is not a member of any standing committee.  Below please find a report from each standing committee, including committee responsibilities and activities throughout 2012.

TransAlta Corporation 2013 Management Proxy Circular	38

REPORT OF THE AUDIT AND RISK COMMITTEE AND COMMITTEE RESPONSIBILITIES

All Audit and Risk Committee members are independent and financially literate.  Mr. Anderson, Ms. Maidment and Mr. Mansour have been named an “Audit Committee Financial Expert” as that term is defined under U.S. securities laws.  The members of the committee together have experience in accounting, finance, banking and the industry.

The ARC is comprised of independent directors in accordance with National Instrument 52-110 “Audit Committees”, applicable rules of the SEC and the corporate governance rules of the NYSE.  The members are William D. Anderson (Chair), Michael M. Kanovsky, Karen E. Maidment and Yakout Mansour.  Mr. Stephen L. Baum resigned from the Board and the ARC for personal reasons on May 22, 2012.  Ms. Maidment is a member of the Governance and Environment Committee and Mr. Kanovsky is the Chair of the Governance and Environment Committee.  Due to Mr. Kanovsky’s prior experience on the ARC, he was appointed to the ARC following Mr. Baum’s unexpected resignation in May 2012.  Mr. Kanovsky resigned from the ARC effective February 26, 2013 and with the addition of a new nominee for election to the Board at the Meeting, it is expected that another member of the Board will be appointed to the ARC to fill the vacancy.

William D. Anderson (Chair)	Michael M. Kanovsky	Karen E. Maidment	Yakout Mansour

COMMITTEE RESPONSIBILITIES

The ARC assists the Board in its oversight role with respect to the integrity of the Company’s financial reporting process, the Company’s systems of internal accounting and financial controls, the risk identification and assessments conducted by management, the internal audit function and the external auditors’ qualifications, independence, performance and appointment.  The ARC also reviews the Company’s compliance with the Company’s Disclosure of Information Policy and the Company’s policy with respect to hiring of employees of the external auditors.

In fulfilling its mandate in 2012, the ARC:

Financial Reporting

•                  reviewed with management and the external auditors, the quarterly and 2011 annual consolidated financial statements, notes thereto, related management discussion and analysis (“MD&A”) and approved or recommended to the Board, in the case of the annual statements, their release to the public.  This review included a discussion with management and the external auditors with respect to matters required to be disclosed under generally accepted accounting principles, matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the auditors’ independence;

•                  reviewed and discussed with management, internal audit and external auditors, the Company’s systems of internal controls over financial reporting, including any significant deficiencies and the means of addressing those deficiencies;

•                  received regular updates from management with respect to its disclosure controls and procedures and the effectiveness of these controls;

•                  reviewed and received regular updates from management with respect to new accounting policies (including changes relating to International Financial Reporting Standards (“IFRS”)) and discussed with management and the external auditors their impact on the Company; and

•                  reviewed the Company’s Annual Information Form and the relevant portion of the Management Proxy Circular for the year ended December 31, 2011, and made recommendations to the Board with respect to the independence of the ARC members and the individuals to be designated as an “audit committee financial expert” as provided under U.S. securities laws.

39	TransAlta Corporation 2013 Management Proxy Circular

The CEO and CFO of the Company have certified the annual and interim consolidated financial statements and related MD&A included in the annual and interim filings, as required by Sarbanes-Oxley and Canadian securities regulators.

Financing

•                  reviewed the Company’s financing plan and recommended it to the Board for approval; and

•                  reviewed and recommended to the Board the approval of the Company’s renewal of its U.S. shelf prospectus and the public offering of preferred shares, common shares and bonds.

Risk Management, Regulatory Compliance and Other

•                  received quarterly updates on the Company’s risk management assessment process based on the Company’s Enterprise Risk Management framework;

•                  received detailed reports and analysis on various Company risks, residual risks and programs/policies put in place to mitigate or address such risks;

•                  together with the GEC, reviewed the Company’s insurance programs and coverage vis à vis its risk profile;

•                  reviewed the processes relating to the assessment of potential fraud, programs, policies and controls to mitigate the risk of fraud and the processes put in place for monitoring such risk within targeted areas;

•                  reviewed reports from the external auditors and the internal auditor relating to the adequacy of the Company’s financial risk management practices, as well as management’s responses;

•                  reviewed the Company’s policies with respect to financial and commodity exposure management and the determination of Value at Risk;

•                  received quarterly updates on the Company’s financial and commodity exposure management activities;

•                  received quarterly updates with respect to legal and regulatory compliance matters which may have a material impact on the Company’s financial statements and undertook a review of the Company’s compliance policies and processes; and

•                  reviewed the financial performance of the Company’s pension plans.

External Auditors

•                  reviewed the performance and qualifications of the external auditors and recommended to the Board their re-appointment for shareholder approval;

•                  reviewed the independence of the external auditors, based on the auditors’ disclosure of their relationship with the Company, and determined they were independent;

•                  obtained and reviewed with the external auditors their report with respect to their internal quality-control procedures, any material issues raised by the review or recent peer review and inquired on whether there were any investigations by governmental or professional authorities within the last five years, and determined that no such matters existed which could impact their ability to act as independent external auditors;

•                  approved the fees payable to the external auditors;

•                  reviewed and approved the overall scope and plans of the annual audit with the external auditors and management;

•                  reviewed and approved non-prohibited services to be provided by the external auditors; and

•                  met privately with the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues that the external auditors wished to raise at each in person audit committee meeting and at each regularly scheduled executive session.

Internal Auditors

•                  reviewed the mandate, independence, qualifications and resources of the internal audit department;

•                  reviewed and approved the annual work plan and reviewed the initiation of a longer three-year rolling plan of the internal audit department;

•                  received regular quarterly updates of audits performed, the results of each audit and the plans in place to address any remedial work needed;

•                  reviewed and discussed with the Director, Internal Audit any complaints received from the Company’s Ethics Help Line to ensure that all matters were investigated and addressed as required;

•                  engaged Internal Audit to undertake independent reviews of the business to provide clarity on compliance and best practices; and

•                  met privately with the Director, Internal Audit in order to address processes, management support in the fulfillment of the department’s responsibilities, and any other matters that arose.

TransAlta Corporation 2013 Management Proxy Circular	40

The ARC met regularly with external auditors; the Director, Internal Audit; the CEO; the CFO; the Vice-President, Controller; the Chief Legal and Business Development Officer and other members of management, as required.  The ARC also met with the external auditors without any members of management present and with the Director, Internal Audit without other members of management present.  The ARC met in camera, without management present, at the conclusion of each in person meeting.

The ARC has reviewed its mandate and is satisfied that it met the terms of its charter in 2012.  The charter of the ARC is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees or at www.sedar.com as an Appendix to the Company’s Annual Information Form.

Signed,

William D. Anderson

Michael M. Kanovsky

Karen E. Maidment

Yakout Mansour

41	TransAlta Corporation 2013 Management Proxy Circular

REPORT OF THE GOVERNANCE AND ENVIRONMENT COMMITTEE AND COMMITTEE RESPONSIBILITIES

All members of the Governance and Environment Committee are independent.  Each member brings to the committee experience and knowledge relevant to the committee’s responsibilities and accountabilities, including experience in government relations, corporate governance, industry experience, finance and business judgment.

The GEC is comprised of independent directors.  The members are Michael M. Kanovsky (Chair), Gordon S. Lackenbauer, Karen E. Maidment and Martha C. Piper.  Mr. Lackenbauer and Dr. Piper are also both members of the HRC while Mr. Kanovsky (see note under ARC composition above) and Ms. Maidment are also both members of the ARC.

Michael M. Kanovsky (Chair)	Gordon S. Lackenbauer	Karen E. Maidment	Martha C. Piper

COMMITTEE RESPONSIBILITIES

The GEC assists the Board in its oversight responsibilities with respect to governance and health, safety and environment matters.  It reviews the composition of the Board on a regular basis taking into consideration the skills and experience of current board members in light of the Company’s strategy and direction.  With respect to environment, health and safety, the committee focuses on the oversight of the practices, procedures and policies established by management in relation to legal/regulatory and industry standards or best practices.  The committee also receives regular updates from management on government policy development and the impact those could potentially have on the Company.

In fulfilling its mandate in 2012, the GEC:

Corporate Governance

•

reviewed the size and composition of the Board, the retirement dates for each director, the directors’ skills matrix and determined that the Board was of an adequate size and that its membership possessed the diversity of skills and experience required to provide for effective decision making and staffing of the Board and its committees;

•

commenced a search for a director nominee through the assistance of a professional search firm due to the unexpected resignation of a director. The criteria for the nominee was determined on the basis of a consideration of the current mix of skills, the Company’s long range forecast and strategy and through the identification of skills and experience that would complement the skills currently found on the Board and assist management in its strategic direction;

•	recommended the nominees to stand for election as directors at the annual general meeting and ensured the appropriate structure and composition of each Board committee;
•	reviewed and recommended amendments as required to the Company’s General Governance Guidelines;
•	reviewed and recommended amendments to the charters of each committee, which were approved by the Board;
•	reviewed amendments to the director’s code of conduct to ensure alignment with statutory requirements;
•	through one-on-one interviews with each director, conducted an evaluation of the effectiveness of the Chair of the Board;
•	through one-on-one interviews with each director, conducted an evaluation of the effectiveness of the Board and each standing committee;
•	reviewed the market competitiveness of directors’ compensation;
•	satisfied itself that a comprehensive orientation and continuous education program was in place and available to directors;
•	reviewed and approved the GEC portion of the 2013 Proxy Circular; and
•	together with the ARC reviewed the directors’ and officers’ insurance program and indemnity.

TransAlta Corporation 2013 Management Proxy Circular	42

Environment, Health and Safety (“EH&S”)

•	reviewed with management whether EH&S policies were being effectively implemented;
•	reviewed with management the health and safety practices implemented within the Company, the evaluation and training processes put in place to address concerns;
•	received regular reports from management on the near miss reporting program and the changes put in place as a result of this pro-active initiative;
•	reviewed the effectiveness of TransAlta’s response to EH&S issues and any new initiatives put in place to promote and address health and safety matters;
•	received regular reports from management regarding environmental compliance, trends and TransAlta’s responses;
•

received reports on climate change initiatives, legislative policy developments and draft initiatives and received briefings on the potential impact such initiatives could have on the Company’s operations in Canada and the United States;

•	assessed the implementation of greenhouse gas policies and other legislative initiatives vis à vis the Company’s strategic plan; and
•	reviewed the Company’s initiatives and efforts with respect to its participation in the study and development of Carbon Capture and Storage technology.

The GEC met in camera, without management present, at the conclusion of each in person meeting.

The GEC has reviewed its mandate and is satisfied that it met the terms of its charter in 2012.  The charter of the GEC is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees.

Signed,

Michael M. Kanovsky (Chair)

Gordon S. Lackenbauer

Karen E. Maidment

Martha C. Piper

43	TransAlta Corporation 2013 Management Proxy Circular

REPORT OF THE HUMAN RESOURCES COMMITTEE

All members of the HRC are independent.  Each member brings to the Committee experience and knowledge relevant to the Committee’s responsibilities and accountabilities, including experience in human resources, executive compensation, corporate governance, industry, finance and business judgment.

The members of the HRC are Timothy W. Faithfull (Chair), C. Kent Jespersen, Gordon S. Lackenbauer and Martha C. Piper.  Yakout Mansour served on the HRC until April 2012 at which time he joined the ARC and Mr. Lackenbauer joined the HRC.  Mr. Lackenbauer and Dr. Piper are also members of the GEC.

Timothy W. Faithfull (Chair)	C. Kent Jespersen	Gordon S. Lackenbauer	Martha C. Piper

Mr. Faithfull, Chair of the HRC, has extensive experience in human resources and compensation.  As Chair and CEO of large public and private companies he has addressed compensation matters at both the executive and employee levels.  Mr. Faithfull currently chairs the Remuneration Committee of AMEC plc. His years of experience both as CEO and compensation committee member have provided him with the opportunity to address and review compensation matters and in varied circumstances.  This also provides him with the ability to compare and contrast the approaches of different issuers.

Mr. Jespersen has been a member and chair of compensation committees for several years.  During his tenure, Mr. Jespersen has dealt with executive compensation and human resources matters in both capital-intensive and fast-changing infrastructure industries, providing him with the experience and background to address the matters raised within our TransAlta environment.

Mr. Lackenbauer was the Executive Vice-President of principal activities of BMO Nesbitt Burns Inc. from 1986 to 1990 and as Deputy Chairman from 1990 to 2004.  Mr. Lackenbauer was also a member of the Executive Committee of BMO Nesbitt Burns from 1985 to 2004 where he dealt with executive compensation and human resources matters.  In addition, Mr. Lackenbauer was a member of executive compensation committees of public companies.  This experience provided him with an understanding of matters to be addressed at the HRC relating to employee management, succession and compensation.

Dr. Piper, past President of the University of British Columbia, has experience dealing with human resources and compensation matters in both public companies and government.  In addition to being a member of the HRC at TransAlta, Dr. Piper is the Chair of the Human Resources Committee of Shoppers Drug Mart.  Being on the human resources committees of diverse industries provides Dr. Piper with a broad perspective on human resources, policy and executive compensation matters.

Mr. Yakout Mansour was a member of the HRC until April, 2012. Mr. Mansour, as a past CEO in our industry, has extensive direct experience in human resources and compensation management.  He has dealt with management, succession and compensation matters within our industry in both Canada and the United States.  He has also dealt with unionized work forces including the negotiation of work force agreements.

All members of the HRC possess the depth of financial knowledge required to assess and determine the applicability of measures and targets used in determining variable compensation and assessing executive performance against targets and overall company performance.

TransAlta Corporation 2013 Management Proxy Circular	44

COMMITTEE RESPONSIBILITIES

The HRC is empowered by the Board to review and approve key compensation and human resources policies for the Company.  The Committee’s mandate includes:

•                  making recommendations regarding compensation of the Company’s executives;

•                  reviewing and approving human resources policies and programs of the Company;

•                  reviewing and approving the executive management succession and development plans; and

•                  producing an annual report on executive compensation for inclusion in the Proxy Circular.

In addition to the responsibilities listed above, the HRC conducts an annual compensation risk review to ensure that the Company’s compensation programs are not designed to encourage excessive risk taking.

The CEO is responsible for overall management of the Company’s human resources including the human resources strategy and the assessment of its effectiveness.

The HRC has six scheduled meetings each year and, as outlined below, considers compensation in the context of our business processes, strategy and performance. Throughout the year, the HRC reviews progress against the goals of each incentive plan.  This review is used to determine if adjustments are required to our Compensation Strategy due to changes in our business priorities.  The HRC review process aligns with the business strategy as follows:

•                  In January, the HRC reviews the performance of the CEO and receives and reviews the CEO’s evaluation of the Executives’ performance over the last year.

•                In February, the HRC reviews and recommends to the Board for approval the variable compensation payable to the Executives.  In making its recommendations, the HRC considers the performance of the Executive, the Company and the financial results as a whole over the past year.  It also recommends to the Board the approval of its report to shareholders and the Compensation Discussion and Analysis (“CD&A”).

•                  In April, when the Board reviews the long-range forecast for the Company, the HRC undertakes a review of our long-term incentive plan metrics to determine its continued reinforcement of our key priorities.

•                  In July, when the Board reviews our overall business strategy, the HRC reviews our Compensation Strategy to ensure that it continues to be aligned with, and drive, our strategy.  The Committee also undertakes a comprehensive review of compensation risks.  This information serves as the platform for review of our CEO’s and executives’ total compensation against our business strategy, market data and peer group.

•                  In October, when the Board reviews our financial plans for the coming year, the HRC reviews and approves the overall salary budget for the coming year and reviews the annual incentive plan design.

•                  In December, when the Board approves the financial budget for the coming year, the HRC reviews and approves the financial targets and metrics for our variable compensation plans for the coming year and conducts the risk assessment of variable compensation targets against the proposed budget.

Highlights from 2012

In 2012, the HRC:

•                  reviewed the CEO’s job description;

•                  evaluated the CEO’s performance against 2011 Annual Incentive Compensation (“AIC”) goals;

•                  recommended to the Board approval of the CEO’s and senior officers’ 2011 AIC payment;

•                  recommended to the Board approval of the 2012 and 2013 AIC goals for the CEO and the Company’s other senior officers;

•                  reviewed the achievement of the performance measures for the 2010 to 2012 Medium-Term Incentive (“MTI”) cycle;

•                  recommended to the Board approval of the 2012 to 2014 MTI participants and targets;

•                  reviewed the relative total shareholder return (“TSR”) performance for determination of awards under the Performance Share Ownership Plan (“PSOP”) for the performance period from the January 1, 2010 to December 31, 2012;

•                  reviewed and approved the executive compensation for the Company’s new Chief Legal and Compliance Officer;

•                  reviewed and recommended to the Board approval of the HRC portion, including the CD&A, of the 2012 Proxy Circular;

•                  approved the 2013 salary planning budget;

•                  reviewed the HRC charter and approved the 2013 HRC work plan;

•                  approved other officer and senior management positions and job titles;

45	TransAlta Corporation 2013 Management Proxy Circular

•                  reviewed executive compensation for continued alignment with corporate and strategic goals;

•                  approved changes to the AIC, medium-term and long-term incentive plans for 2013;

•                  received an update on our comprehensive compensation risk review including stress testing of the budget prior to target setting;

•                  reviewed succession and development plans for executive management; and

•                  reviewed and approved updated share ownership guidelines for officers.

The HRC annually assesses its performance against its charter and is satisfied with the scope of its mandate and that it fulfilled its terms in 2012.  The charter of the HRC is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees.

Signed,

Timothy W. Faithfull (Chair)

C. Kent Jespersen

Gordon S. Lackenbauer

Martha C. Piper

TransAlta Corporation 2013 Management Proxy Circular	46

3.            COMPENSATION

REPORT ON DIRECTOR COMPENSATION

PHILOSOPHY AND APPROACH

The Board is responsible for director compensation and has delegated the review and administration to the GEC.  The compensation practices for directors take into consideration:

•                  the size of our business and complexity of our industry;

•                  the retention and attraction of qualified individuals to serve as directors on our Board;

•                  the provision of competitive compensation; and

•                  the importance we place on aligning directors’ compensation with the interests of our shareholders.

The GEC reviews annually the market competitiveness of directors’ compensation against companies of similar size and scope in Canada.  The GEC also considers in its review the time commitment and experience required of members of our Board and the director compensation paid to directors of Canadian companies in our comparator group (the “Comparator Group”), as outlined on page 65 of this Proxy Circular, and  against which we benchmark our executive talent.

While our executive compensation program is designed around pay for performance, director compensation is based on the payment of a retainer fee, which promotes an unbiased environment for our directors to carry out their responsibilities.

COMPONENTS OF COMPENSATION

For service on the Board, our directors receive a compensation package consisting of an annual retainer comprised of cash and equity-based compensation in the form of common shares or deferred share units (“DSUs”). Directors are also paid a per meeting fee for attendance at Board and committee meetings. Our total compensation philosophy targets total compensation at the 50th percentile of the Comparator Group.

We pay a travel day fee of $1,500 for directors who travel more than 1,000 kilometres round trip and $3,000 for directors who travel more than 7,500 kilometres round trip for a meeting.

Directors are also reimbursed for all out-of-pocket expenses incurred for attending meetings.

Our directors do not participate in our pension plans or other compensation or benefit plans applicable to employees or senior management (such as stock options or PSOPs).

A DSU is a notional share that has the same value as one TransAlta common share and fluctuates as our shares do in the marketplace.  DSUs have no voting rights, but they accrue dividends as additional DSUs at the same rate as dividends paid on our common shares.

The compensation structure for our Board has not changed from 2011.  For the financial year ended December 31, 2012, each non-management director was eligible to receive the following compensation:

47	TransAlta Corporation 2013 Management Proxy Circular

COMPENSATION STRUCTURE FOR ALL NON-MANAGEMENT DIRECTORS

Board Retainers
Chair of the Board	$190,000
Annual Retainer (payable in cash, common shares or DSUs)	$45,000
Annual Equity Retainer (payable in common shares or DSUs)	3,200 shares / DSUs
Committee Chair Annual Retainer Fees
Audit and Risk Committee	$25,000
Human Resources Committee	$25,000
Governance and Environment Committee	$15,000
Meeting Fees (1)
Board Meeting Fee	$1,500
Committee Meeting Fee	$1,500
Travel Fees
If travelling more than 1,000 kilometres round trip	$1,500
If traveling more than 7,500 kilometres round trip	$3,000

Note:

(1)          The Chair of the Board does not receive a fee for attending committee meetings.

DEFERRED SHARE UNITS

Each DSU is a notional share that has the same value as one TransAlta common share.  DSUs may not be redeemed until the director leaves the Board.  As a result, directors maintain an ongoing equity stake in the Company throughout their Board service.

DSUs are allocated to each director’s account on the 15th day of the last month of each compensation quarter, being March, June, September and December, based on the closing price of a TransAlta common share on the TSX.  The DSU account of each director is also credited with units equivalent to cash dividends based on the closing price of a TransAlta common share on the same date as dividends are paid on our common shares.

Upon retirement from the Board, the retiring director will receive a cash amount equal to the number of DSUs held in his/her account calculated on the basis of the market value of a TransAlta common share at the time the amount is payable, less applicable taxes.  At December 31, 2012, the accrual in respect of DSUs currently outstanding to directors was $4,244,698.08, based on the closing price of a TransAlta common share on December 31, 2012 of $15.12.

SHAREOWNERSHIP REQUIREMENTS OF DIRECTORS

The Board believes that directors’ compensation should align with shareholders’ interests. As a result, a portion of each director’s annual retainer must be paid in common shares of TransAlta (which are purchased on behalf of the director in the open market) or in DSUs, as described above. Each director is required to acquire and hold a minimum value of three times the director’s annual and equity retainer within three years of joining the Board.

In addition, new directors are required to acquire and hold the equivalent of one times the annual and equity retainer within one year of joining the Board.

Directors are prohibited by our insider trading policy from purchasing financial instruments including equity swaps, collars, prepaid variable forward contracts or exchange funds designed to hedge or offset a decrease in market value of their equity holdings. This applies whether or not the shares were granted as part of their compensation or held directly or indirectly by them.

To align shareholders’ interests, a portion of each director’s annual retainer is paid in common shares or DSUs.  Directors must also hold a minimum value of three times their annual and equity retainer within three years of joining the Board.

TransAlta Corporation 2013 Management Proxy Circular	48

SHAREHOLDINGS OF DIRECTORS AT DECEMBER 31, 2012

Director and Year Appointed	Year	Total Shares and DSUs(1)	Change Year Over Year	Value(2)	Multiple of Requirement	Equity at risk Multiple of 2012 Annual Retainer	Ownership Requirement Met
W.D. Anderson – 2003	2012	45,677	4,942	$690,636.24	2.47x	7.40x	Yes
	2011	40,735		$856,249.70
T.W. Faithfull – 2003	2012	51,730	8,156	$782,157.60	2.80x	8.38x	Yes
	2011	43,574		$915,925.48
D.L. Farrell – 2012	2012	89,950	30,069	$1,360,044.00	N/A	N/A	On track (3)
	2011	59,881		$1,258,698.62
G.D. Giffin – 2002	2012	35,998	4,053	$544,289.76	1.95x	5.83x	Yes
	2011	31,945		$671,483.90
C.K. Jespersen – 2004	2012	39,437	4,738	$596,287.44	2.13x	6.39x	Yes
	2011	34,699		$729,372.98
M.M. Kanovsky – 2004	2012	73,901	8,144	$1,117,383.12	3.99x	11.97x	Yes
	2011	65,757		$1,382,212.14
G.S. Lackenbauer – 2005	2012	38,627	7,638	$584,040.24	2.09x	6.26x	Yes
	2011	30,989		$651,388.78
K.E. Maidment – 2010	2012	17,729	6,508	$268,062.48	0.96x	2.87x	Yes(4)
	2011	11,221		$235,865.42
Y. Mansour – 2011	2012	12,679	10,275	$191,706.48	0.69x	2.06x	Yes(5)
	2011	2,404		$50,532.08
M.C. Piper – 2006	2012	32,392	4,682	$489,767.04	1.75x	5.25x	Yes
	2011	27,710		$582,464.20
TOTAL	2012	438,120		$6,624,374.40
	2011	348,915		$7,334,193.30

Notes:
(1)	Includes units credited in lieu of reinvested dividends. See “Report on Director Compensation – Components of Compensation – Deferred Share Units” for further information on the DSU plan.
(2)

The 2011 value is based on the closing price of a TransAlta common share as of December 30, 2011 (the last trading day of 2011) of $21.02 and the 2012 value is based on the closing price of a TransAlta common share as of December 31, 2012 of $15.12.

(3)

Mrs. Farrell’s shareholdings are 89,950. Mrs. Farrell is required to hold four times her base salary in accordance with the Executive Share Ownership Plan. Mrs. Farrell has five years from January 2, 2012, the date of her appointment as President and CEO, to meet the requirement. She is on track.

(4)	Ms. Maidment was appointed to the Board on April 29, 2010 and has until December 31, 2013 to meet the three year requirement. She has met the one year requirement.
(5)	Mr. Mansour was appointed to the Board on July 18, 2011 and has until December 31, 2014 to meet the three year requirement. He has met the one year requirement.

49	TransAlta Corporation 2013 Management Proxy Circular

SUMMARY OF DIRECTORS’ COMPENSATION FOR THE FISCAL YEAR 2012

	Fees Earned ($)(b)(1)				Share-based awards ($) (c)(9)	All other compensation ($) (g)(10)	Total ($) (h)
Name (a)	Fees Earned ($)	Board Meeting Fee	Committee Meeting Fees	Chair Fee	[Based on grant date fair value of the award]
W.D. Anderson (2)	$45,000	$19,500	$16,500	$25,000	$52,992	$12,000	$170,992
	Cash			ARC	(3,200 DSUs)

S.L. Baum(3)	$17,679	$4,500	$4,500		$23,326	$6,000	$56,005
(resigned May 22, 2012)	Cash				(1,257 DSUs)

T.W. Faithfull(4)	$45,000	$19,500	$15,000	$25,000	$52,992	$18,000	$175,492
	DSUs			HRC	(3,200 DSUs)

D.L. Farrell (5)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

G.D. Giffin (6)	$45,000	$19,500	$0	$190,000	$53,063	$6,000	$313,563
	Cash			Board	(3,200 Shares)

C.K. Jespersen	$45,000	$19,500	$15,000		$52,992	$3,000	$135,492
	Cash				(3,200 DSUs)

M.M. Kanovsky (7) (8)	$45,000	$19,500	$19,500	$15,000	$52,992	$7,500	$159,492
	DSUs			GEC	(3,200 DSUs)

G.S. Lackenbauer	$45,000	$19,500	$24,000		$52,992	$3,000	$144,492
	DSUs				(3,200 DSUs)

K.E. Maidment	$45,000	$18,000	$22,500		$52,992	$4,500	$142,992
	DSUs				(3,200 DSUs)

Y. Mansour	$45,000	$19,500	$16,500		$52,992	$6,000	$139,992
	DSUs				(3,200 DSUs)

M.C. Piper	$45,000	$19,500	$24,000		$52,992	$9,000	$150,492
	Cash				(3,200 DSUs)

TOTAL	$422,679	$178,500	$157,500	$255,000	$500,325	$75,000	$1,589,004

Notes:
(1)	In determining compensation, directors were also paid (two meetings) for attending our strategy session and our annual shareholders meeting.
(2)	Mr. Anderson is Chair of the ARC.
(3)	Mr. Baum resigned from the Board for personal reasons on May 22, 2012.
(4)	Mr. Faithfull is Chair of the HRC.
(5)	Mrs. Farrell is President and CEO of the Company and did not receive any Director compensation. Her compensation is reported in the “Summary Compensation Table” for Named Executive Officers (“NEO”).
(6)	Mr. Giffin is Chair of the Board.
(7)	Mr. Kanovsky is Chair of the GEC.
(8)

In determining compensation, Mr. Kanovksy was paid for attending the joint pension meeting of the ARC and HRC to which he was invited by the Chairs of those committees. At the time, Mr. Kanovsky was not a member of the ARC or the HRC.

(9)

Share price under this column is, with respect to DSUs, based on the closing price of a TransAlta common share on the date the shares were allocated to each director’s account for compensation as follows: March 15, 2012 of $19.30, June 15, 2012 of $17.38, September 17, 2012 of $14.93, and December 17, 2012 of $14.63. Share price, with respect to shares purchased, is based on the actual purchase price of a TransAlta common share on the date of purchase in the open market by a third party agent as follows: March 15, 2012 of $19.45, June 15, 2012 of $17.31, September 17, 2012 of $14.89 and December 17, 2012 of $14.67.

(10)

This column includes travel fees paid to each director. TransAlta pays a travel day fee of $1,500 for directors who travel more than 1,000 kilometres round trip for a meeting and $3,000 for directors who travel more than 7,500 kilometres round trip for a meeting.

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BREAKDOWN OF ANNUAL RETAINER

The following table shows the breakdown of each director’s annual retainer for the year ended December 31, 2012.

Director	Cash (%)	Equity (%) (1)
W.D. Anderson	46	54
S.L. Baum (2)	43	57
T.W. Faithfull	-	100
G.D. Giffin	46	54
D.L. Farrell	N/A	N/A
C.K. Jespersen	46	54
M.M. Kanovsky	-	100
G.S. Lackenbauer	-	100
K.E. Maidment	-	100
Y. Mansour	-	100
M.C. Piper	46	54

Notes:

(1)          The equity portion of the annual retainer consists of either DSUs or common shares, or a combination of both.

(2)          Mr. Baum resigned from the Board for personal reasons on May 22, 2012.

SHARE-BASED AWARDS

For information relating to share-based awards and the value vested during the year, see column (c) in the table “Summary of Directors’ Compensation for the Fiscal Year 2012”.

51	TransAlta Corporation 2013 Management Proxy Circular

REPORT ON EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS

TransAlta is a power generation and wholesale energy marketing company with operations in Canada, the United States and Australia.  Value creation for shareholders by the management team includes:

•	executing strong operational excellence strategies to ensure maximum profitability from existing assets while ensuring that life cycle strategies maximize performance over the life of the assets;
•	making appropriate hedging decisions on assets that are not covered by long-term contracts;
•	implementing long-term contracting strategies for both revenues and costs that stabilize cash flows, protect the balance sheet and support the dividend; and
•	implementing growth strategies that utilize the company’s competitive advantages and allow management to find investment opportunities in power plants that are accretive to cash and earnings.

TransAlta’s current asset base also includes 2,937 Megawatts (“MWs”) of coal-fired assets under ownership in Alberta that are under contract until 2017 to 2020 due to the de-regulation of the Alberta market in 2000.  These assets are now subject to federal regulations that require their CO2 to meet the level of a combined cycle gas plant by the time the coal plants are on average 48.5 years old.  Strategies for investing in these assets through their life cycle, along with re-contracting strategies will also impact shareholder returns.

Capital allocation between existing assets, new growth, dividends, share buy back and debt repayment are critical to the short, medium and long-term growth of shareholder value.  The Company is targeting 8 to 10% return in TSR over the next 5 to 10 years based on its assessment of the profitability of the current assets and growth opportunities.  Growth in funds from operations and free cash flow are considered strong indicators of growth in shareholder value.  Until the power purchase arrangements roll off the current coal plants, earnings cannot be considered a key indicator of value.  We expect this will change as the PPA’s begin to roll off in 2017.

Your board of directors considers all of the above factors when assessing the performance of the CEO and management team.

2012 Performance

Under the leadership of Dawn Farrell, who became President and Chief Executive Officer on January 2, 2012, the Company worked hard to reduce the impact of market conditions and delivered funds from operations of $776 million, consistent with levels that we experienced on average from 2010.  The team also:

•

refocused the organization to be simpler and more effective, by shifting accountability for costs at the plant level thereby streamlining decision making while maintaining operational and safety performance and standards;

•	completed the three year program to re-invest in the Alberta coal plants;
•	won two key arbitrations which validated our operating practices;
•	increased competitiveness by partnering with Mid-American Energy Holdings and by acquiring our Solomon facility in Australia;
•	advanced TransAlta’s goal of contracting power from our Centralia facility by securing a long-term power purchase agreement with Puget Sound Energy;
•	signed 115MW of new commercial and industrial customers;
•	achieved first quartile safety performance with an injury frequency rate of 0.89; and
•	achieved availability at our facilities of 90%.

Despite these accomplishments, 2012 was also financially disappointing for shareholders who saw the value of our shares drop 28%.  Some of the factors affecting our results were:

•

lower pricing in the Pacific Northwest which affected both the profitability and the carrying value (due to continued low pricing) of one of our largest coal plants, Centralia, located in the state of Washington;

•	the requirement to invest approximately $190 million to rebuild the boilers on each of our Sundance 1 and 2 units because we were unsuccessful in arbitration in our claim for economic destruction;

TransAlta Corporation 2013 Management Proxy Circular	52

•	reduced revenue from our Energy Trading business which generated only $3 million in gross margin, the lowest level in 17 years; and
•	lower power prices in the Alberta market, which also lowered our financial results.

Nevertheless, our ability to adapt to changing circumstances and a diversified portfolio did enable us to generate funds from operations of $776 million.

Financially all of this resulted in performance against our annual incentive target as follows:

Financial Measures (in millions) except for share results	Actual Results	Target
Earnings Per Share from continued operations	$0.50	$1.10
EBITDA	$1,014	$1,175
Sustaining capital (1)	$461	$440
Funds from operations less sustaining capital(2)	$320	$410

Notes:

(1)       2012 Achievement in the Sustaining capital category differs from financial reporting due to the timing of deferrals and costs related to Sun A.

(2)       2012 Achievement in the Funds from operations less sustaining capital category differs from financial reporting due to one-time restructuring costs.

Under our 2012 compensation system we failed to meet our financial measures, thereby resulting in a zero award; constituting 22.5% of the overall annual incentive compensation of the executives.

We also set and achieved certain of our operational goals, including:

Measure	Actual Results	Target
New megawatts added/contracted	500	500
Staff attrition of no more than 8.5%	7.3%	8.5%
Near miss reporting	59	45

The combination of these two sets of goals led to a total rating of 79% for the corporate rating for executives.  The eight corporate executives have a weighting of 60% on corporate goals, the remaining 40% being allocated to individual performance, while the CEO has a corporate weighting of 75% and 25% for individual performance.  The Company also has medium-term and long-term compensation plans, which paid out at zero for 2012.

2012 CEO PERFORMANCE AND COMPENSATION

The design and application of TransAlta’s executive compensation strategy is a key responsibility of your Board and an important element of TransAlta’s strategy for attracting and retaining executive talent.  TransAlta’s executive compensation framework is designed to pay for performance as measured against set goals, which have a clear view to creating and sustaining value for our shareholders.  To that end, our compensation strategy encompasses both fixed and at risk compensation, the latter including short, medium and long-term performance objectives, thereby not only recognizing annual performance but ongoing and sustainable performance.

In establishing Mrs. Farrell’s base pay at the beginning of 2012, the HRC and Board considered that she was new to the top job and her salary was set at a level below her predecessor.  She was awarded, upon her promotion, a one-time grant of equity based compensation (50% in the form of performance contingent PSOP units and 50% in three-year cliff vesting RSUs) to align her interests, as TransAlta’s new CEO, with the interests of shareholders and to provide her with an incentive to implement our longer-term business strategy, improve our financial position and position TransAlta for future growth.

The performance based structure of Mrs. Farrell’s compensation has resulted in approximately 73% of her annual compensation being at risk and performance based and 77% of her annual equity based compensation being performance based with the remaining 23% being cliff and time based.  We believe these performance-based awards ensure that Mrs. Farrell’s pay is well-aligned to TransAlta’s performance, and to the interests of shareholders.

53	TransAlta Corporation 2013 Management Proxy Circular

In determining Mrs. Farrell’s variable compensation with respect to her performance in 2012, the HRC and the Board considered the accomplishments of the Company, which are described above.  These included the successful acquisition of the Solomon facility in Western Australia, which should bring continued cash flow to the Company for at least the next 16 years.  The HRC and the Board also considered the overall Company performance in 2012, the Company’s shareholder return and its return relative to its peers.  Corporate performance remains, however, the single biggest factor affecting the board’s decision on executive pay for TransAlta’s CEO and senior officers.

Based on all these factors, the HRC and the Board set the 25% individual performance component of Mrs. Farrell’s AIC at 85%, which, with the 79% rating for the 75% corporate performance component resulted in an overall payout of 72.5% of Mrs. Farrell’s base salary.

Mrs. Farrell did not receive any payouts related to medium-term or long-term incentives as the metrics for these plans were not met.

The HRC and the Board believe that the compensation awarded to Mrs. Farrell for 2012 reflects the performance of the Company and her accomplishments.  Mrs. Farrell’s actual compensation realized for 2012 in comparison to her target and reported compensation is as follows:

Actual compensation realized in 2012 ($000)	Target compensation for 2012(1) ($000)	Percentage difference between realized and target pay	Reported compensation(2) ($000)	Percentage difference between realized and reported pay
$1,708	$3,490	-51%	$4,748	-64%

Notes:

(1)     Target compensation includes base pay, perquisites and variable compensation of AIC, MTI and PSOP as if paid at target.

(2)     Reported compensation is “Total Compensation” as reported in the “Summary Compensation Table” in this Proxy Circular less the “Pension Value”.

The HRC and the Board are confident that Mrs. Farrell will successfully lead TransAlta to deliver on its long-term strategy and to generate sustainable value for the Company and its shareholders.

KEY CHANGES TO OUR COMPENSATION PROGRAMS FOR 2013

Looking ahead to 2013 and beyond, the HRC and the Board, with the advice of its independent consultant and the CEO, have made some significant changes to our executive compensation programs. These changes are designed to better align incentives with key drivers of financial performance and shareholder value, and will keep potential rewards competitive with other companies in the energy and oil and gas sectors. These changes are expected to reinforce management decisions that optimize resource allocation and support significant financial and operational improvements.

Much of our existing methodology remains intact, such as benchmarking against appropriate peer groups, measuring performance against targets and a high ratio of performance-based compensation opportunities relative to total compensation.

Among these changes, we have adopted funds from operations (“FFO”) as the key measure for variable compensation to provide a better assessment of the cash flow we have available to meet our commitment to pay dividends, maintain the existing assets, service our debt and grow the Company.  We recognize that net income is also an important metric, but for TransAlta, it is less effective for compensation purposes because depreciating our assets on a straight line basis does not align with the cash flow profile of our assets.  Moreover, net income can also vary materially based on mark-to-market changes in our hedges and trading positions.

To emphasize the importance of FFO as a measure of our performance and to create a direct alignment between cash generated from operations and AIC payouts, AIC will be funded through a limited pool determined as a percentage of FFO.  The size of the pool will be calculated as a progressive percentage and will correlate directly with the level of FFO achieved, with no bonus pool if FFO falls below a defined threshold.  Level of payout of the pool will depend on performance against specified targets.  For 2013, AIC awards will be based on:

• FFO;

• free cash flow; and

• availability.

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Our MTI and PSOP programs will be replaced by a mid-term incentive plan that will consist of: 2/3 performance share units (PSUs) and 1/3 restricted share units (RSUs which cliff-vest at the end of three years).  Vesting of PSUs will be subject to the achievement of the following performance measures:

• growth in FFO per share;

• growth in free cash flow per share;

• relative TSR versus adjusted TSX composite (the adjustment to be based on the index times the Company’s long-term beta);

all over a three-year period, to drive growth, operational efficiencies and improvements relative to the market.

We are also introducing a deferred share unit plan for executives to assist them in achieving minimum shareholding requirements. The plan allows executives to direct all or a portion of their base pay and annual incentive compensation awards into deferred share units (“DSUs”) on a tax-deferred basis.  Starting in 2013, DSUs will be included in assessing required ownership level.

We are committed to staying current with emerging best practices in executive compensation and to paying for performance.

THE RESPONSIBILITY TO GET IT RIGHT

The HRC and the Board are committed to providing a compensation program that will deliver the right outcomes for our shareholders, our other stakeholders and our employees.  We rely on formulas and benchmarks, independent experts and rigorous analysis and our experience, expertise and the careful application of the Board’s business judgment in considering factors that may be warranted in the circumstances.  We are committed in delivering on our long-term strategy and doing so in a manner, which reflects the stewardship of your capital, which you have come to expect from a long-standing reputable company such as TransAlta.   We welcome your feedback, using the communication mechanisms outlined in this Management Proxy Circular.

We also provide shareholders with an advisory “Say on Pay” vote through which you can express a view on TransAlta’s approach to executive compensation. The Say on Pay resolution is provided on page 30 of this Proxy Circular.

On behalf of the members of the Human Resources Committee and the full Board, we want to thank you for your continued support of TransAlta.

Timothy W. Faithfull Chair of the HRC	Gordon D. Giffin Chair of the Board

55	TransAlta Corporation 2013 Management Proxy Circular

COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

The Board reviews and assesses TransAlta’s compensation program to ensure there is:

•	a well-defined link between executive compensation, and the strategic goals of the Company (the “Compensation Strategy”);
•	rigour in setting performance goals and assessing performance; and
•	a clear link between pay and performance.

This Compensation, Discussion and Analysis (“CD&A”) provides a detailed discussion of the principles, structure and policies that underpin our executive compensation program.

We are committed to providing clear and transparent communication of our Compensation Strategy, governing process and framework to shareholders.  Our disclosure is organized as follows:

Going forward from 2013	Page 57
Guiding Principles for 2012	Page 58
Compensation Governance	Page 58
• Components of Compensation at a Glance	Page 59
Fixed and Variable Compensation	Page 60
Driving Long-Term Shareholder Value	Page 63
Ensuring Competitive Compensation at TransAlta	Page 65
Annual Compensation Risk Review Process	Page 66
Performance Analysis	Page 68
Summary Compensation Table	Page 84
Other Required Disclosure	Page 85

For the fiscal year ended December 31, 2012 our Named Executive Officers (“NEO”) were:

•	Dawn L. Farrell, President and Chief Executive Officer
•	Brett M. Gellner, Chief Financial Officer
•	Ken S. Stickland, Chief Business Development Officer
•	Paul H.E. Taylor, President, U.S. Operations
•	W.J. Hugo Shaw, Executive Vice-President, Operations

SUMMARY

TransAlta is a power generation and wholesale energy marketing company with operations in Canada, the United States and Australia.  The nature of our business impacts the design of our Compensation Strategy and how we deliver compensation over time.  Our objective is to generate economic value for our shareholders by investing our capital in ways that minimize risks and maximize returns over the short, medium and long-term.  Our business is capital intensive and longer-term in nature.  The benefits of business decisions made today may not be realized until several years in the future.

Our Compensation Strategy has been designed to attract, motivate and retain qualified executives to deliver on our business objectives.  We believe that an effective compensation program is competitive within the marketplace and rewards performance through the achievement of a combination of specific annual as well as strategic medium and long-term goals.  We drive long-term shareholder value by ensuring that our Compensation Strategy includes at-risk and equity-based compensation and by requiring our executives to have a stake in the Company through share ownership requirements.

With the assistance of independent compensation advisors, we gather and analyze compensation data of comparable companies in order to maintain target total compensation levels at the median (50th percentile, cash and variable pay) of our Comparator Group.  A description of our Comparator Group is provided in the “Industry Benchmarking – Our Comparator Group” section.  We target

TransAlta Corporation 2013 Management Proxy Circular	56

compensation for our executives at the median level of our Comparator Group when Company goals are met with the ability for executives to earn more if goals are exceeded.

GOING FORWARD FROM 2013

Effective in 2013, TransAlta will change certain aspects of its annual, medium-term and long-term compensation incentives. These changes will ensure the continued alignment of Executive Compensation with the business strategy and objectives of the Company and will ensure continued alignment with shareholder return. Prior to approving these changes, the HRC, with the assistance of external advisors, conducted an extensive review of the compensation programs for all of our employees, including those at the executive level, with a comprehensive compensation risk assessment.

The changes are intended to reinforce management decisions that optimize resource allocation, support significant improvement in financial and operational performance while remaining within a balanced level of risk-taking. We believe that the changes made effective January 1, 2013 will encourage the long-term retention of our executive team, promote sustained growth in cash flow and align compensation with shareholder value creation.

Among the changes, our MTI and PSOP programs will be replaced by a mid-term incentive plan that will consist of: (i) performance share units (PSUs) for two-thirds of the award; and (ii) RSUs for one-third of the award.  Vesting of PSUs will be subject to achievement over a three-year period of three performance measures: growth in FFO per share, growth in free cash flow per share and growth in our TSR relative to the TSX composite, which are intended to drive growth, operational efficiencies and improvements relative to the market.  RSUs will be subject to a three-year cliff-vesting requirement.  Continued share ownership requirements will ensure that executives remain aligned with shareholder interest.

One of the most significant changes was to adopt FFO as the key measure for variable compensation. The HRC and the Board determined that FFO provides a better assessment of the cash flow we have available to meet our commitment to pay dividends, maintain the existing assets, service our debt and grow the Company. We recognize that net income is also an important metric, but for TransAlta, it is less effective for compensation purposes because depreciating our assets on a straight line basis does not align with the cash flow profile of our assets.  Moreover, net income can also vary materially based on mark-to-market changes in our hedges and trading positions.

To further emphasize the importance of FFO as a measure of our performance and to create a direct alignment between cash generated from operations and AIC payouts, AIC will be funded through a limited pool determined on the basis of a percentage of FFO. Funding of the pool provides an opportunity for payout, but not a guarantee that all monies will be paid out.  The size of the pool will be calculated as a progressive percentage and will correlate directly with the level of FFO achieved, with no bonus pool if FFO falls below a defined threshold. Overall awards will be adjusted, upward or downward as necessary, based on the total amount funded in the pool. Ten percent of the resulting pool will be withheld and used for additional discretionary awards to recognize exceptional individual performance. AIC awards will be based on three key performance metrics:  funds from operations, free cash flow and availability.

We are also introducing a deferred share unit plan for executives to assist them in achieving minimum shareholding requirements. The plan allows executives to direct all or a portion of their base pay and annual incentive compensation awards into deferred share units (“DSUs”) on a tax-deferred basis.  Starting in 2013, DSUs will be included in assessing required ownership level.

57	TransAlta Corporation 2013 Management Proxy Circular

GUIDING PRINCIPLES FOR 2012

In addition to the detailed descriptions contained in this CD&A, the guiding principles behind our approach to executive compensation, and the process by which the Board made these decisions in 2012, were as follows:

1.	Align executive pay to performance through a mix of short, medium and long-term incentive programs;

2.	Emphasize performance-based compensation, with the majority of executive pay “at risk”;

3.

Focus variable compensation on earnings, EBITDA, sustaining capital, funds from operations less sustaining capital, new megawatts added/contracted, employee retention, safety and total shareholder return;

4.	Ensure executives are substantial share owners to align their interests with the interests of shareholders; and

5.	Attract and retain excellent executives with appropriate limits to avoid excesses in risk-taking or rewards.

COMPENSATION GOVERNANCE

The HRC:

•	oversees the implementation of our Compensation Strategy to ensure that it aligns with our corporate objectives and performance as a whole;

•	undertakes an annual review of compensation-related risks to ensure that the program design and the processes and safeguards put in place are effective to mitigate excessive risk-taking;

•	ensures, through effective policy and compensation plan design, that the interests of executives are, and continue to be, aligned with those of long-term shareholders;

•	reviews the compensation level and design of the Comparator Group to ensure the competitiveness of our Compensation Strategy; and

•

receives advice from its independent advisors, Meridian Compensation Partners LLC (“Meridian”), on TransAlta’s compensation program and also considers the advice provided by the advisors to management, Towers Watson, and AON Hewitt, who acts as our actuary and advisor on pension matters.

In summary, in setting the Compensation Strategy, and in designing and applying all elements of compensation, the HRC receives recommendations from management, benchmarking information on companies in the Comparator Group and advice from both management and the HRC’s independent advisors.

The following diagram illustrates the process we follow to set and implement our Corporate Strategy:

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COMPONENTS OF COMPENSATION AT A GLANCE

The following table summarizes the elements of our Executive compensation.

Components of Executive Compensation - Summary
Compensation Element and Purpose	Measurement	Target and Range	Form	Eligibility	Performance Period
Base Pay • Competitive positioning, attraction and retention • Targeted at median of Comparator Group	Scope of role	Fixed	Cash	All executives and permanent employees	Annual

Annual Incentive Compensation (AIC)

•                   Reinforce and drive the Company’s short-term priorities

•                   Reward and recognize corporate and individual performance

•                   Targets and ranges set around budgeted performance

	EPS (1), EBITDA (2), sustaining capital (3), FFO less sustaining capital (4), new megawatts added/contracted, employee retention, safety and individual goals	0% to 200% of target CEO – 90% CFO and Execs – 50%(7)	Cash	All executives and non-union employees	1 year

Medium-Term Incentive Compensation (MTI)

•                   Reinforce and drive the Company’s medium-term priorities

•                   Reward and recognize corporate performance

•                   Targets and ranges set around long-range forecast performance

	2010- 2012 Plan – ROCE(5) and EBITDA Growth 2011- 2013 Plan –ROCE and EBITDA Growth 2012- 2014 Plan - ROCE and FFO per share growth	0% to 200% of target CEO – 50% CFO and other executives –25%(7)	Cash	All executives and Vice-Presidents	3 years
Restricted Share Unit Plan (RSU) • Reward and recognize extraordinary performance • Retention	Time vested	3 year cliff vesting	Equity based compensation paid in cash	Awarded at the discretion of the Board	3 years

Performance Share Ownership Plan (PSOP)

•                   Reinforce and drive long-term shareholder value creation

•                   Reward and recognize corporate performance

•                   Targets based on median performance relative to the Comparator Group

	Relative TSR against Comparator Group	0% to 200% of target CEO – 170% CFO – 125% Execs –100%(7)	Shares or Cash (Historically paid in shares since inception except for one exception-at discretion of Board)	All executives, Managers and above	4-5 years(6)
Benefits • Flexibly provide degree of security regarding health and welfare	None	Fixed	Credits/benefits	All executives and permanent employees	Annual
Perquisite Payments • Lump sum payment in lieu of competitive executive perquisites • Car allowance	None	Fixed	Cash	Directors and above	Annual

Retirement Benefits

Defined Contribution Pension Plan (DC)

•                   Provide degree of security of income in retirement

•                   Non-contributory 10% of Base Pay and AIC, up to the limit under the Income Tax Act (Canada)

	None	Fixed	Deferred Cash	All executives and permanent employees	Annual

Supplemental Pension Plan (SPP)

•                   Provide a defined benefit pension for each year of credited service

•                   Equal to 2% of the final average of Base Pay and AIC in excess of the DC plan pensionable earnings limit

	None	Fixed	Deferred Cash	All executives and permanent employees over Income Tax Act limit	Pensionable service period

59	TransAlta Corporation 2013 Management Proxy Circular

Notes:

(1)	EPS means earnings per share.
(2)	EBITDA means earnings before interest, tax, depreciation and amortization.
(3)	Sustaining capital means capital required to sustain operations.
(4)	FFO means funds from operations.
(5)	ROCE means return on capital employed.
(6)	3 year vesting; if settled in shares, 50% of awarded shares will be held for 2 more years for executives, 1 more year for others.
(7)

Pursuant to his amended fixed term employment agreement, Mr. Taylor’s compensation structure includes (i) a minimum AIC award of 20% of base salary and a target award of 75% of base salary; and (ii) a retention incentive award in the amount of five hundred thousand ($500,000) in each of 2012, 2013 and 2014 (pro-rated based on actual number of months of service) in lieu of any medium-term incentive (MTI) and long-term incentive (LTI) awards.

COMPENSATION STRATEGY

FIXED AND VARIABLE COMPENSATION

FIXED COMPENSATION

The fixed elements of our Compensation Strategy provide a competitive base of secure compensation necessary to attract and retain executive talent.  Our fixed compensation is comprised of three elements:

Base Pay

Base pay is designed to provide a level of fixed compensation that is competitive in the marketplace and is a fair reflection of each individual’s level of responsibility and accountability.  Base pay is reviewed annually and increases may be awarded based on an individual’s overall level of performance (merit), and/or to reflect additional responsibilities, accountabilities and potential of the individual and to remain competitive within the marketplace in which we compete for talent.

Benefits

All our employees, including our NEOs, participate in the same flexible benefits, pension and retirement programs, based on competitive practices.  Life insurance, disability, medical and dental coverage are included in the benefits program.  Our plan allows all employees to direct their annual benefits credits to these elements at different levels in order to match their individual needs.  Employees are also able to contribute above their annual benefits allowance, through payroll deductions, for enhanced benefits if they so choose.

Perquisites

Car allowances are granted to senior management employees, including our NEOs, at a fixed amount, which varies by organization level and is based on competitive market practices.  Senior management employees, including the executives, are also given a fixed amount once a year as a perquisite payment in lieu of additional benefits.

VARIABLE COMPENSATION

Our business model is based on the capital-intensive, long-cycle nature of the power generation and wholesale energy marketing industry.  Our performance goals promote the generation of shareholder value over the short, medium and long-term.

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In order to align the variable compensation of the CEO (including NEOs) with the generation of shareholder value, we have three elements of variable compensation designed to balance decisions between short-term performance and the longer-term interests of the Company.  To accomplish this, we have linked variable compensation to individual and corporate goals over short (one year), medium (three years), and longer-term (five years) periods.  We believe this creates a strong alignment between the interests of our executives and the interests of our shareholders.

Short-Term Incentive - Annual Incentive Compensation Plan (AIC)

The purpose of our AIC is to align a component of compensation directly with the Company’s success in reaching its annual budget through capital expenditure management and generating cash from its operations.  In encouraging the achievement of the Company’s strategic goals, the AIC encourages employee retention and safety by aligning them with individual performance goals.

All non-union employees, including our executives, participate in the AIC. The AIC is assessed over a one-year period. The achievement of short-term goals, such as profitability, FFO and achievement of key operating metrics, is linked to the metrics utilized by the HRC to determine AIC payouts. The AIC is determined against both corporate short-term goals and individual performance goals set annually. The senior management team and the HRC review the Company’s short-term goals at the beginning of each year to ensure they continue to drive the efficient operation of our existing asset base.

The AIC reinforces and drives achievement of the Company’s short-term goals by rewarding profitability, funds from operations and achievement of key operating metrics.

The targets for our AIC are based on a percentage of the employee’s base pay and include minimum, target, and maximum performance levels for each goal.  Employees, including executives, receive no incentive payments if performance is below the minimum and up to 200% of target if performance meets or exceeds the maximum.  In determining the appropriate performance level for each goal, the HRC considers the degree of “stretch” in the budget numbers, the prevailing market conditions, the operating targets for the year and the overall business and strategic plan of the Company.  This approach balances the need to drive performance over the short-term, create sufficient incentive for the plan participants and ensure continued alignment with long-term shareholder value creation.

In determining the payments to be made to executives under the AIC, the HRC assesses the performance level against each corporate and individual goal then approves the payment on the basis of the results achieved.  Any payments made are cash-based and are wholly performance driven.

Details of the AIC goals set for the executives, together with a summary of performance and resulting payments for 2012, are provided in the “Performance Analysis” section of this report.

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Medium-Term Incentive - Medium-Term Incentive Plan (MTI)

The purpose of our MTI is to align a component of senior management compensation directly with medium-term success implementing our business strategy, to recognize the contribution of senior management in that achievement and to encourage retention of our senior management talent.

The measures used have a direct link to our strategy of sustained availability, prudent capital investments, enhanced production and successful contracting. The plan provides the potential for all senior management, including the executives, to earn a percentage of base pay for successfully executing our medium-term strategy. MTI grants are made annually, but are measured and assessed over a three-year performance period and only awarded at the end of the period if specified targets are achieved. At the beginning of each performance period, the HRC recommends the MTI performance targets to the Board for approval. For each performance goal, senior management, including the executives, is paid a zero incentive if performance is below the minimum and up to 200% of target if performance meets or exceeds the maximum.

The MTI reinforces and drives achievement of the Company’s medium-term goals to optimize the returns from the existing asset base by rewarding return on capital employed and funds from operations per share growth over a three-year period of time.

The MTI provides for a rolling three-year performance and payment cycle based on the previous three-year performance cycle.

The MTI cycle for the 2010- 2012 grant was based on ROCE and EBITDA growth, each having a 50% weighting.  The targets set for the three-year cycle were ROCE of 9.0% and EBITDA growth of 14%.  A discussion of the performance of the MTI goals for the 2010-2012 cycle is provided in the “Performance Analysis” section of this report.

The MTI cycle for the 2011-2013 grant (payable for the performance period ending December 31, 2013) is based on ROCE and EBITDA growth, each having a 50% weighting.  The targets set for the three-year cycle are ROCE of 7.9% and EBITDA growth of 8.3%.

The MTI cycle for the 2012- 2014 grant (payable for the performance period ending December 31, 2014) is based on ROCE and FFO per share growth, each having a 50% weighting.  We adopted FFO per share growth as the second metric as it includes interest and cash taxes which are important for our business to manage.  As this metric is calculated on a per share basis, it provides a direct relationship with growth in shareholder value and takes into consideration any share dilution impact.  The targets set for the three-year cycle are ROCE of 8.6% and FFO per share growth of 4%.

Mid-Term Incentive Plan – Restricted Share Units (RSU)

The Restricted Share Unit Plan (the RSU Plan) promotes a greater alignment of interests between designated participants and shareholders by providing remuneration which is based on the market value of our shares.  Our plan was amended commencing January 1, 2013 providing the HRC with the discretion to determine whether the payments will be made through the purchase of shares in the open market or in cash.

RSUs promote alignment between participants and shareholders as payments are based on the market value of our shares.

The HRC, at its discretion, may grant RSUs to any employee of the Company or its subsidiaries. RSUs are redeemed on the vesting date by multiplying the number of units in the participants account (which includes the number of units granted plus units in respect of any dividends declared on such units during the period of vesting) by the closing price of the common shares on the TSX on the trading day immediately prior to the vesting date. The HRC may establish specific performance criteria upon grant.

Details of payments relating to mid-term incentives for 2012 are provided in the “Performance Analysis” section of this report.

Long-Term Incentive Plan – Performance Share Ownership Plan

PSOP reinforces and drives achievement of the Company’s long-term goals to achieve an acceptable and sustainable level of shareholder return and aligns senior management’s performance with shareholder returns and expectations.

The PSOP aligns a component of senior management’s compensation with the long-term goals of the Company by linking the compensation of senior management, including the executives, to the success of the Company measured on the basis of the Company’s TSR relative to its peers.  The PSOP ties a significant portion of the executives’ compensation directly to our Company’s performance relative to that of our Comparator Group over a three-year period.

The yearly PSOP grants provide a target number of notional share units based on a predetermined percentage of each participant’s base pay that will vest 100% for achieving TSR at the 50th percentile of our Comparator Group, 50% if our TSR is at the 25th percentile and up to a maximum of 200% if our

TransAlta Corporation 2013 Management Proxy Circular	62

TSR is at or above the 75th percentile.  The plan provides a performance threshold, which means that if our performance is below the 25th percentile at the completion of the performance period, no shares or cash will be awarded.

At the end of the three-year performance period and upon achievement of TSR above the 25th percentile, the number of units that vest is calculated on the basis of our actual TSR performance, including the value of dividends over the performance period, as if the original grant had been received in shares and each participant had reinvested the dividends in shares.  Taxes are then deducted from the gross amount calculated and the remaining value is awarded to the participant.  The HRC has the discretion to award this after-tax value in shares or cash.  If the value is issued in cash, the amount is paid in full when the award is determined and, if awarded in shares, 50% of the executives’ shares are held in escrow for two years, while for all other participants the hold period is one year.  To ensure the continued alignment of executive compensation with that of shareholders, our preference is to settle any awards in shares, though the HRC does have the discretion to do otherwise.

Details of payments relating to long-term incentives for 2012 are provided in the “Performance Analysis” section of this report.

DRIVING LONG-TERM SHAREHOLDER VALUE

We drive long-term shareholder value by ensuring that our Compensation Strategy includes at-risk and equity-based compensation and by requiring that our executives have a stake in the Company through share ownership requirements.

COMPENSATION AT-RISK IN 2012

Our at-risk compensation and equity vs. cash compensation for our executives is illustrated in the table below as a percentage of total direct compensation (assuming all PSOPs are received in shares):

Type of Compensation	CEO	Other executives
Total target compensation at-risk	73%	60%
Equity-based compensation	40%	35%
Cash compensation (1 – 3 years)	60%	65%

The strategy is the same for all executives, impacted by different levels of short, medium and long-term incentive opportunities, reflecting marketplace differentials between the CEO and other executives.  Overall, 73% of Mrs. Farrell’s annual compensation is at risk and performance based.  In addition, if her one time grants of PSOPs and RSUs that were granted upon her appointment as CEO of the Company are factored in, 77% of her equity based compensation is performance based with the remaining 23% being cliff and time based.

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SHARE OWNERSHIP REQUIREMENTS

We believe that our executives should have a stake in the Company, to align their long-term interests with those of shareholders. Our Executive share ownership policy provides that:		Share ownership requirements for the CEO and senior management ensure alignment with shareholder interests.

•	The CEO must own shares equal in value to four times base salary and hold them while employed as CEO and for one year following employment with the Company.

•	All other executives are required to own shares equal in value to two times base pay and hold them while employed by the Company.

•	Vice-Presidents are required to own shares equal in value to one times base pay and hold them while employed by the Company.

The required level of share ownership must be reached within five years of the date of appointment to the applicable executive position.  An officer who is promoted to a position with a higher ownership requirement, has five years from the date of that appointment to achieve the new share ownership level.

In October 2012 the HRC reviewed and updated the methodology for calculating of share ownership by excluding the value of unvested PSOPs in order to better align the policy with governance standards and shareholder interests.  The HRC also approved the implementation, as of January 1, 2013, of a deferred share unit plan that allows executives to direct all or a portion of their base pay and AIC awards into deferred share units on a tax-deferred basis to assist them in reaching their ownership level.  As such, the achievement of the required ownership level is calculated based on common shares, preferred shares, RSUs and starting in 2013 DSUs.

As at December 31, 2012, share ownership for the executives was as follows:

Name and Principal Position	Number of Shares Required (1)	Number of Shares Owned at December 31, 2012 (2)	Multiple of Base Pay	Compliance with Policy	Percentage of Target Total Compensation	Total Value of Shares Owned at December 31, 2012 (3)

D.L. Farrell (4) President and Chief Executive Officer	251,323	125,616	2.0	On track	49%	$1,899,314
B.M. Gellner (5) Chief Financial Officer	66,138	44,296	1.3	On track	41%	$669,756
K.S. Stickland Chief Business Development Officer	66,138	80,581	2.4	Yes	89%	$1,218,385
P.H.E. Taylor (6) President, U.S. Operations	N/A	420	N/A	N/A	N/A	$6,350
W.J.H. Shaw (7) Executive Vice-President, Operations	56,217	4,063	0.14	On track	5%	$61,433

Notes:

(1)	Based on each Executive’s base salary and the closing price of our common shares on the TSX Composite Index on December 31, 2012 (the last trading day of 2012) of $15.12.
(2)	Number of common shares, preferred shares, RSUs and DSUs owned or held at December 31, 2012.
(3)	Based on the number of common shares, preferred shares, RSUs and DSUs owned or held at December 31, 2012 times the price of a common share or preferred share, as applicable, at December 31, 2012.
(4)	Mrs. Farrell, as President and CEO is required to hold four times base pay. She has five years from January 1, 2012, the date she was promoted to CEO, to acquire her holdings.
(5)	Mr. Gellner joined the Company on August 11, 2008 as Vice-President, Commercial Operations and was promoted to CFO in June 2010. He has until June 2015 to meet the requirement.
(6)

Mr. Taylor’s fixed term employment agreement with the Company terminates March 31, 2014, subject to extension upon agreement of both parties. As a result, Mr. Taylor does not have a share ownership requirement.

(7)	Mr. Shaw was appointed as an officer of the Company in August, 2011. He has until August, 2016 to meet the requirement.

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ENSURING COMPETITIVE COMPENSATION AT TRANSALTA

While total compensation is designed firstly to recognize performance in achieving our strategic goals, our objective is also to attract, retain and motivate strong leaders.  To remain competitive in the industry, our objective is to target pay at the 50th percentile of the Comparator Group when goals are achieved.

The incentive to surpass expectations is provided by opportunities to achieve higher levels of pay through variable compensation if the Company and the executives exceed their goals.

INDUSTRY BENCHMARKING – OUR COMPARATOR GROUP

We strive to be competitive in the market in which we compete for talent. Competitiveness for our executives is determined from data collected by independent consulting firms, using a cross-section of comparable Canadian and U.S. companies (the “Comparator Group”) with which we compete for executive talent.  The Comparator Group is largely comprised of companies which are in the energy and power businesses, which have long-cycle and capital-intensive business segments and with which we compete for executive talent.

Our comparator group largely comprises companies which have long-cycle, capital-intensive businesses, and which are situated in the market place in which we compete for executive talent.

Further, the geographic and strategic focus of our business is largely in Canada and the U.S. and our Calgary headquarters are in a city dominated by competitive energy companies.  Based on these factors, the nature of our business and the market places in which we compete for talent, selecting companies that encompass these factors is key to ensuring the competitiveness of our Compensation Strategy.  The HRC believes that this Comparator Group, as opposed to the more generic Canadian utilities indices, such as those included in the GICS Code 5510, is a more appropriate comparison for competitive compensation purposes.

The HRC reviews the Comparator Group annually to determine its appropriateness and applicability.  The following table lists the companies included in the Comparator Group used to review our 2012 compensation.

Canadian-Based Companies	U.S.-Based Companies
ATCO Ltd.	AES Corporation
Capital Power	Alliant Energy Corporation
Emera Inc.	Ameren Corporation
Enbridge Inc.	Calpine Corporation
Fortis Inc.	Entergy Corporation
Gaz Métro Limited Partnership	Great Plains Energy Inc.
Husky Energy Inc.	NRG Energy, Inc.
Imperial Oil Ltd.	Pinnacle West Capital Corporation
Just Energy Income Fund	Spectra Energy Corp.
Teck Resources Ltd.	Wisconsin Energy Corporation
TransCanada Corporation

The HRC reviews the compensation data from the Comparator Group at the 25th, 50th and 75th percentiles for each Executive position, which may be adjusted statistically where appropriate to account for the relative size of our Company.  By doing so, the HRC is able

65	TransAlta Corporation 2013 Management Proxy Circular

to determine the competitiveness of base pay, incentive plan designs and levels, and overall compensation levels relative to our Compensation Strategy.

USE OF INDEPENDENT ADVISORS

The HRC and management retain separate independent compensation advisors.

HRC Advisors

In 2012, the HRC continued to engage Meridian to assist with its ongoing review of our Compensation Strategy.  Meridian provided independent advice to the HRC on the changes adopted for our executive incentive plans for 2013.  In addition, Meridian advised the HRC on issues relevant to the oversight of the new program. Total fees paid to Meridian for services in 2012 were $165,755.

The HRC confirms annually the independence of its advisors and reviews whether the work provided by these independent consultants raises any conflicts of interest.  The HRC determined that Meridian had no such conflicts in 2012 as they do not perform any work for TransAlta other than for the HRC.  The HRC has, therefore, conclusively determined that Meridian is independent.  In addition, to ensure Meridian’s continued independence, the HRC approves all fees and terms of service for Meridian.

Management Advisors

Towers Watson has been engaged to provide compensation consultative services to management since 2002. They provide the relative TSR calculations necessary for the valuation of the PSOP.  In 2012, Towers Watson was engaged to undertake an extensive review of our Compensation Strategy and to make recommendations for improvements in line with our corporate objectives for growth and operational excellence.  Towers Watson also provided a compensation risk assessment in January 2012 which was updated in October 2012 to address the changes to our executive incentive plans in 2013 as discussed in the “Changes to Our Strategy Commencing in 2013” section.

Towers Watson also provides pension consulting and actuarial services for two of our Ontario pension plans on an ongoing basis. Total fees paid to Towers Watson for services in 2012 were $1.1 million.

Aon Hewitt has been engaged by management since 2007 to act as our actuary and as a consultant on our pension plans.  Total fees paid to Aon Hewitt for services in 2012 were $ 266,854.

The HRC also undertakes a review of the scope of services to be provided by management’s consultant annually to ensure no conflicts arise.  The fees for such services are approved by management.  The following table sets forth the fees paid to compensation advisors in 2011 and 2012.

	2011				2012

CONSULTANT	Towers Watson(1)	Meridian	Aon Hewitt	Total fees paid	Towers Watson	Meridian	Aon Hewitt (2)	Total fees paid

Executive Compensation and Compensation-Related Fees – Management	$278,111	$0	$8,955	$226,750	$1,030,316	$0	$8,280	$1,038,596

Executive Compensation and Compensation-Related Fees – HRC	$0	$188,107	$0	$248,423	$0	$165,755	$0	$165,755

All Other Fees (Pension)	$112,272	$0	$294,642	$406,915	$60,225	$0	$258,574	$318,799

Total Fees Paid Per Year	$390,383	$188,107	$303,597	$882,088	$1,090,541	$165,755	$266,854	$1,523,150

Notes:

(1)	We have re-stated the fees paid to Towers Watson in 2011 to reflect that their services are retained by and performed for Management.
(2)	We also paid Aon Hewitt USD$303,598 in 2011 and USD$210,037 in 2012 for pension services rendered to our subsidiaries.

ANNUAL COMPENSATION RISK REVIEW PROCESS

The Board believes that our executive compensation program should not raise the Company’s risk profile.  Accordingly, the HRC undertakes a comprehensive annual compensation risk review as part of our Compensation Strategy.  The focus of this review is to ensure that safeguards are in place to identify and mitigate compensation-related risks. We also ensure our mitigation measures are effective by conducting an annual audit through our Enterprise Risk Management process.

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We believe that this risk review process is an effective vehicle for examining compensation risk and mitigation strategies.  The review considers the major risks of our business, which include equipment/maintenance, long-term contracting, market competition and pricing, energy marketing, growth opportunities, construction and regulatory impact.  In addition, our review takes into consideration our compensation philosophy, pay mix balance, incentives and performance measures, stock-based compensation and ownership requirements.  The mix and balance of these various measures including the limits to our variable compensation plans are also reviewed.  Our plans are also based on Company-wide financial metrics and payouts are based on a combination of absolute and relative measures.  In addition, the HRC receives management’s analysis and stress testing of the factors included in the annual budget which is the basis for establishing the Company’s various targets.  This results in targets which are set within our risk appetite and which provide sufficient incentive for our executives to pursue our corporate objectives.

To further enhance our risk management strategy, we have adopted policies that limit independent decision-making for transactions over certain financial thresholds thereby incorporating a check and balance system to financial decision-making.  Together, these measures help minimize compensation risk-taking.  These processes are evaluated yearly and are designed to evolve over time in order to reflect developments and best practices in risk governance.  A comprehensive compensation-related risk assessment was undertaken by Towers Watson in January 2012, and subsequently updated in October 2012 to include the changes to the 2013 executive incentive plans.  Following a review of this assessment by Meridian, the HRC concluded that our pay programs and policies were not reasonably likely to have a material adverse effect on TransAlta, our business and our value.

Safeguards to mitigate compensation risks

Our compensation programs are designed to mitigate compensation risks.  We believe the following measures impose appropriate limits to avoid excessive or inappropriate risk-taking or payments:

•	Compensation payments are capped to provide upper payout boundaries;
•	Milestones achieved must be maintained over a period of time prior to being paid or awarded. This is achieved through vesting provisions built into our medium and long-term incentive plans;
•	Annual review of the targets and milestones in our medium and long-term incentive plans to ensure continued relevance and applicability;
•	Evaluation of variable compensation plan metrics to confirm balance of objectives between plans thereby mitigating by design excessive risk-taking;
•	Clawback policy, which applies to all variable compensation plans. The policy provides that:

“The Board may seek reimbursement for compensation awarded to an Executive in situations where (a) the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of TransAlta’s financial statements filed with any securities regulatory authorities, (b) the Executive engaged in gross negligence, intentional misconduct or fraud that caused, or partially caused the need for a restatement, and (c) the incentive compensation would have been lower had the financial results been properly reported.”

•	Anti-hedging policy which, in addition to our insider trading policy, ensures that executives and Directors cannot participate in speculative activity related to our shares. The policy states:

“Insiders are prohibited by legislation from knowingly, directly or indirectly, short selling securities of TransAlta or any of its affiliates where they do not own the underlying security; or directly or indirectly selling a call or buying a put on securities of TransAlta or any of its affiliates; or to engage in any securities monetization transaction or other hedging procedure designed to reduce or offset a decrease in the market value of the equity securities held by the insider, either directly or indirectly.”; and

•	Policies which limit authority on expenditures. The Board has put in place policies that limit the expenditures which can be made at different levels of the organization.

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PERFORMANCE ANALYSIS

When assessing performance, the HRC and the Board take into consideration both the objective pre-defined performance metrics as well as qualitative factors, such as individual performance, not captured in the formal metrics.

The HRC and Board’s comprehensive assessment of the results achieved takes into consideration the following:

The HRC and the Board also take into consideration the total compensation of the executives over a performance period to ensure that it aligns with the Company’s performance.

The HRC and the Board may also exercise discretion to make adjustments to reported results if they believe that those adjustments should be made on the basis of extraordinary events or to reflect the achievements of the executives.

2012 Performance and Evaluation

TransAlta is a power generation and wholesale energy marketing company with operations in Canada, the United States and Australia. Value creation for shareholders by the management team includes:

•      executing strong operational excellence strategies to ensure maximum profitability from existing assets while ensuring that life cycle strategies maximize performance over the life of the assets;

•      making appropriate hedging decisions on assets that are not covered by long term contracts;

•      implementing long-term contracting strategies for both revenues and costs that stabilize cash flows, protect the balance sheet and support the dividend; and

•      implementing growth strategies that utilize the Company’s competitive advantages and allow management to find investment opportunities in power plants that are accretive to cash and earnings.

TransAlta's current asset base also includes 2,937 MW's of coal-fired assets under ownership in Alberta that are under contract until 2017 to 2020 due to the de-regulation of the Alberta market in 2000.  These assets are now subject to federal regulations that require their CO2 to meet the level of a combined cycle plant by the time the coal plants are on average 48.5 years old.  Strategies for investing in these assets through their life cycle, along with re-contracting strategies will also impact shareholder returns.

Capital allocation between existing assets, new growth, dividends, share buy back and debt repayment are critical to the short, medium and long-term growth of shareholder value.  The Company is targeting 8 to 10% return in TSR over the next 5 to 10 years based on its

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assessment of the profitability of the current assets and growth opportunities.  Growth in funds from operations and free cash flow are considered strong indicators of growth in shareholder value.  Until the power purchase arrangements roll off the current coal plants, earnings cannot be considered a key indicator of value.  This should change as the PPA's begin to roll off in 2017.

Your board of directors considers all of the above factors when assessing short term and medium-term performance of the CEO and management team.

As noted earlier, 2012 was a year marked by many successes, accomplishments and challenges.  We completed a three year investment in planned end of life major maintenance for our coal fleet.  We entered into a long-term contract for our Centralia unit and reduced operating and capital costs.  We finalized the Sundance A and Sundance 3 arbitrations and validated our operating practices.  We managed issues surrounding environmental regulations which resulted in final Canadian federal greenhouse gas regulations that supported an average 3.5 years of extension to our coal fleet in Alberta.  We increased competitiveness by restructuring our organization to better deliver on our growth strategy and by shifting accountability for costs back to the plants thereby streamlining and expediting decision making, we partnered with Mid-American Energy Holdings for the development of gas generating operations and we acquired our Solomon facility in Australia.  We also achieved 90 per cent fleet availability and first quartile safety performance with an injury frequency rate of 0.89.

Despite these accomplishments, 2012 was also financially disappointing for shareholders who saw the value of our shares drop 28%.  Some of the factors affecting our results were: i) lower pricing in the Pacific Northwest which affected the profitability and long-term carrying value (due to continued low pricing) of one of our largest coal plant, Centralia, located in the state of Washington, ii) the requirement to invest approximately $190 million to rebuild the boilers on each of Sundance 1 and 2 because we were unsuccessful in arbitration in our claim for economic destruction; iii) reduced revenue from our Energy Trading business which generated only $3 million in gross margin, the lowest level in 17 years; and iv) lower power prices in the Alberta market which also lowered our financial results.

Nevertheless, our ability to adapt to changing circumstances and a diversified portfolio did enable us to generate FFO of $776 million.

In February, 2013 the HRC reviewed our corporate performance, business environment, strategic results and considered the individual performance of our executives to reach the conclusions in this report.

2012 AIC Performance

In determining the performance for AIC, the HRC considers the Company’s reported results and may, at its discretion, make adjustments to the reported results to reflect non-recurring items, non-cash items primarily driven by accounting treatment and other accounting related decisions.  There were no adjustments to reported metrics for AIC in 2012.

In 2012, the CEO’s AIC incentives were weighted at 75% for corporate goals and 25% for individual goals.  The AIC incentives of other executives were weighted at 60% for corporate goals and at 40% for individual goals.

The table below shows the 2012 performance categories, achievements, targets and payout ratings for the Executive team:

Category	2012 Achievement	Target	% Achieved
EPS from continued operations	$0.50	$1.10	0%
EBITDA	$1,014 million	$1,175 million	0%
Sustaining capital (1)	$461 million	$440 million	33%
Funds from operations less sustaining capital (2)	$320 million	$410 million	0%
New megawatts added/contracted	500	500	100%
Voluntary turnover rate	7.3%	8.5%	200%
Significant near miss reports	59	45	200%

Notes:

(1)             2012 Achievement in the Sustaining capital category differs from financial reporting due to the timing of deferrals and costs related to Sun A.

(2)             2012 Achievement in the Funds from operations less sustaining capital category differs from financial reporting due to one-time restructuring costs.

This resulted in an overall 2012 corporate AIC rating of 79%.

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2012 Medium-Term Incentive Performance

The table below shows the medium-term (2010-2012) performance categories, achievements, targets and payout ratings.

Category	2010-2012 Achievement	Target	% Incentive Achieved
ROCE (50% weighting)	6.4%	9.0%	0%
EBITDA growth (50% weighting)	4.8%	14.0%	0%

This resulted in a zero payout under the MTIP.

2012 Long-Term Incentive Performance

Our relative TSR for the PSOP grants relating to the January 1, 2010 to December 31, 2012 performance period was below the 25th percentile of the Comparator Group resulting in no PSOP awards for the period.

This resulted in a zero payout under the PSOP.

2012 PAY DECISIONS OF HRC AND THE BOARD

Chief Executive Officer Compensation - Pay Decisions

The HRC annually reviews our CEO’s compensation to ensure that it is competitive within the market place.  With the assistance of its consultants, Meridian, the HRC considers the role of our CEO and takes into consideration the role and compensation paid to CEOs within our Comparator Group.  In general, we set our CEO’s target total compensation at the median of our Comparator Group.

In establishing Mrs. Farrell’s base pay at the beginning of 2012, the HRC and the Board considered that she was new to the top job and her salary was set at the level below her predecessor.  She was awarded, upon her promotion, a one-time grant of equity based compensation (50% in the form of performance contingent PSOP units and 50% in 3 year cliff vesting RSUs) to align her interests, as TransAlta’s new CEO, with the interests of shareholders and to provide her with an incentive to implement our longer-term business strategy, improve our financial position and position TransAlta for future growth.

The HRC undertakes an annual review of our CEO’s performance against goals and accomplishments in order to make a recommendation with respect to AIC award.  This determination is based on an evaluation of both corporate metrics and targets and the accomplishment of personal goals established jointly between the CEO and the HRC/Board at the beginning of the assessment period.  In evaluating results, the HRC considers all factors that it deems relevant, including our financial results, our TSR relative to our peers, our overall performance relative to our peers within our industry, our CEO’s contribution to the Company, the effect of extraneous factors on performance and current compensation levels.  Based on this assessment, the HRC exercises its discretion in determining the award to be made to the CEO.

In February 2013, the HRC and the independent members of the Board considered the factors addressed above, our Company’s performance in 2012, the steps and initiatives put in place towards the implementation of our strategy and specifically Mrs. Farrell’s contributions and accomplishments in her first year as CEO of the Company.  It was noted by the HRC that 73% of Mrs. Farrell’s annual compensation is at risk and performance based.  In addition, if her one-time grants are factored in, which were granted upon her appointment as CEO of the Company on January 1, 2012, 77% of her equity based compensation at target is performance based with the remaining 23% being cliff and time based.

Consideration with respect to Variable Compensation

In determining Mrs. Farrell’s variable compensation with respect to her performance in 2012, the HRC and the Board considered the accomplishments of the Company, which are addressed above.  These included the successful acquisition of the Solomon facility in Western Australia, which is expected to bring continued cash flow to the Company for at least the next 16 years.  The HRC and the Board also considered the overall Company performance in 2012, the Company’s shareholder return and its return relative to its peers. Corporate performance remains, however, the single biggest factor affecting the board’s decision on executive pay for TransAlta’s CEO and senior officers.

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Based on all these factors, the HRC and the Board assessed the individual performance component of Mrs. Farrell’s AIC at 85%, which, combined with the corporate performance at 79%, resulted in an overall payout of 72% of Mrs. Farrell’s base salary.  The performance based nature of Mrs. Farrell’s compensation is evidenced by the comparison of her actual compensation realized for 2012 with her target compensation and the compensation reported in the summary compensation table.  Mrs. Farrell’s total compensation realized in 2012 is equal to 36% of her reported compensation.

Actual compensation realized in 2012 ($000)	Target compensation for 2012(1) ($000)	Percentage difference between realized and target pay	Reported compensation(2) ($000)	Percentage difference between realized and reported pay
$1,708	$3,490	-51%	$4,748	-64%

Notes:

(1)     Target compensation includes base pay, perquisites and variable compensation of AIC, MTI and PSOP as if paid at target.

(2)     Reported compensation is “Total Compensation” as reported in the “Summary Compensation Table” in this Proxy Circular less the “Pension Value”.

Consideration with respect to MTI and PSOP

As the Company did not achieve the targets set or relative TSR under the MTI and PSOP plans, there were no payouts under each of those plans.  The HRC determined that these results were in line with the Company’s performance vis-à-vis those metrics.

Overall Assessment of Performance

The HRC and the Board recognized the efforts and accomplishments of Mrs. Farrell and her team in 2012 as noted above under “2012 Performance and Evaluation”.  The HRC and the Board also acknowledged that certain of the Company’s targets had not been met and that those were reflected in the compensation awarded to Mrs. Farrell and her team.  The HRC and the Board also acknowledged that these results were aligned with shareholder return for the period and reflected that the Company’s Compensation Strategy was effective.

The HRC and the Board are confident that Mrs. Farrell will successfully lead TransAlta to deliver on its long-term strategy and to generate sustainable value for the Company and its shareholders.

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NAMED EXECUTIVE OFFICERS’ REALIZED PAY

Dawn L. Farrell – President and Chief Executive Officer

Mrs. Farrell became President and CEO of TransAlta on January 2, 2012. Prior to her appointment, she served as Chief Operations Officer from 2009 to 2011 and as Executive Vice-President, Commercial Operations and Development from 2008 to 2009.

Mrs. Farrell has over 28 years of experience in the electric energy industry, holding roles at TransAlta and BC Hydro.

Mrs. Farrell sits on the Board of Directors of the Calgary Stampede and The Conference Board of Canada.  Her past boards include the Mount Royal College Board of Governors, Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation and Vision Quest Windelectric.

She holds a Bachelor of Commerce degree with a major in Finance and a Master’s degree in Economics from the University of Calgary. Mrs. Farrell has also attended the Advanced Management Program at Harvard University.

Compensation	2012 ($ 000)	2011 ($000)	2010 ($ 000)	2009 ($ 000)	2008 ($ 000)
Fixed:
Base Salary Paid (1)	$950	$798	$700	$617	$435
Perquisites	$70	$26	$25	$25	$25
Variable:
AIC(2)	$688	$555	$502	$173	$324
MTI	$0	$0	$0	$0	$0
PSOP	$0	$280	$129	$532	$0
Total Direct Compensation (3)(4)	$1,708	$1,659	$1,356	$1,347	$784
Change from previous year (5)	+3%	+22%	+1%	+72%	+3%
Target Total Direct Compensation	$3,965	$2,886	$2,476	$1,702	$1,048
Change from previous year	+37%	+17%	+45%	+62%	+68%

2012 Pay Mix

Ownership as of December 31, 2012	Minimum Ownership Level	Minimum Ownership Value	Total Ownership Value	Total Ownership as Multiple of Base Salary
125,616	251,323	$3,800,004	$1,899,314	2.0

Notes:

(1)        Actual annual base salary received during the year.

(2)        Actual annual incentive bonus received for the performance year.

(3)        Total direct compensation does not include the one-time payment made in 2008 under the Performance and Reward Plan in the amount of $500,000.

(4)        In connection with her appointment as CEO, Mrs. Farrell received a one-time CEO promotion long-term incentive grant of 1.5 times her base salary of $950,000 which was allocated: 50% in the form of PSOP units and 50% as RSUs.  The RSUs are subject to a three-year cliff vesting requirement and vest on December 15, 2014; the PSOP units are subject to the performance and time requirements of the PSOP.

(5)        The Change from previous year has been restated to more accurately reflect the increase over Mrs. Farrell’s partial year of employment in 2007.

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Upon Mrs. Farrell’s appointment as President and CEO of the Company on January 2, 2012, her base salary was increased from $850,000 to $950,000 per annum.  Further, two variable pay targets were increased for 2012: AIC to 90% of base salary and PSOP to 170% of base salary.  Mrs. Farrell also received a one-time CEO promotion long-term incentive grant of 1.5 times her base salary which was allocated as follows: 50% in the form of PSOP units and 50% as RSUs.  The RSUs are subject to a three-year cliff vesting requirement to December 15, 2014 and the PSOP units are subject to the performance and time requirements of the PSOP.

The following table summarizes Mrs. Farrell’s actual performance for the 2012 AIC and details the incentive earned against each goal:

	TARGET		ACTUAL

2012 Corporate / Individual Goals	Target	% of base pay at Target	Actual	% Achieved	% of base pay Actual
Corporate Goals
Earnings per share	$1.10	8.4375%	$0.50	0%	0.000%
EBITDA	$1,175m(1)	8.4375%	$1,014	0%	0.000%
Funds from operations less sustaining capital(2)	$410m	8.4375%	$320	0%	0.000%
Sustaining capital(3)	$440m	8.4375%	$461	33%	2.780%
Achieving new MW added/contracted at or above target	500MW	16.875%	500	100%	16.875%
Achieving voluntary turnover rate at or below target	8.5%	8.4375%	7.3%	200%	16.875%
Achieving a safety goal for significant near miss reports	45	8.4375%	59	200%	16.875%
Individual Goals		22.5000%		85%	19.125%
Overall Achievement
Target % AIC Awarded		90.0000%			72.5%

Notes:

(1)                 “m”- denotes millions.

(2)                 2012 Achievement in the Funds from operations less sustaining capital category differs from financial reporting due to one-time restructuring costs.

(3)                 2012 Achievement in the Sustaining capital category differs from financial reporting due to the timing of deferrals and costs related to Sun A.

From the bonus amount payable, 75% is based on corporate objectives and the remaining 25% is discretionary and determined on the basis of the HRC’s assessment of the CEO’s performance.  The HRC determined that Mrs. Farrell’s individual performance was at 85%, resulting in an equivalent factor of 19.125% of the individual performance portion.  As such, the annual incentive award to Mrs. Farrell for 2012, recommended by the HRC to the Board and approved in February 2013, was 72.5% of base pay or 80.5% of target.  Details of the annual incentive amount for 2012 are provided in column “f” of the “Summary Compensation Table”.

Mrs. Farrell was granted in 2010, for the period 2010 to 2012 inclusive, an MTI opportunity of 50% of her 2010 base pay at target for the achievement of ROCE and EBITDA growth over the period. As performance on both metrics was below target, no MTI payments were made in respect of the 2010-2012 MTI cycle.

The table below reflects the actual values of Mrs. Farrell’s PSOP awards for 2010 to 2012

Performance Period	Original Grant Quantity	Original Grant Price per Share (1)	Original Value of Grant Target	Actual Award Quantity (2)	Actual Award Price per share (3)	Value of Compensation Received	3 Year TSR Percentile
2010 – 2012	38,800	$23.48	$911,024	0	$15.12	$0	Lowest
2009 – 2011	28,850	$24.30	$701,055	13,299	$21.02	$279,545	19.6th%ile
2008 – 2010	8,950	$33.35	$298,483	6,119	$21.15	$129,417	29.6th%ile

Notes:

(1)          Price of a TransAlta common share as of December 31 (or the last trading day) of the year preceding the grant.

(2)          Including dividend equivalents.

(3)          Price of a TransAlta common share as of December 31 (or the last trading day) of the year preceding the award.

73	TransAlta Corporation 2013 Management Proxy Circular

EXECUTIVES’ COMPENSATION - PAY DECISIONS

The HRC with the assistance of management’s consultants, Towers Watson, and the HRC’s consultants, Meridian, also reviews annually the compensation of other executives.  A similar evaluation process to the one utilized in reviewing our CEO’s compensation is applied in this review and analysis.  Compensation for our executives is reviewed with respect to their contributions to the Company and individual accomplishments.  A review of similar roles within our Comparator Group is also taken into consideration and target compensation is set at the median of the Comparator Group.

The HRC also reviews our individual Executive’s performance against her or his goals in order to make a recommendation with respect to her or his respective AIC awards.  This determination is based primarily on Company financial and operational performance, leadership and team performance as well as individual accomplishments.  As noted earlier for our CEO, the HRC also takes into consideration all factors that it deems relevant in determining the Executive’s compensation.  In addition, 40% of the individual Executive’s annual incentive payment is based on the CEO’s evaluation of the contributions the Executive made to the Company, the executive team and her or his success in accomplishing individual goals.  The HRC retains discretion to increase or decrease any awards based on its review and analysis of the individual Executive’s contributions to the success of the Company.  Based on this review, the HRC makes its recommendation to the Board with respect to the Executive’s compensation.

In February 2013, the HRC and the independent members of the Board considered the factors addressed above, including Company performance and individual accomplishments, for the purpose of determining the executives’ 2012 AIC.  The results of their review are provided below.

TransAlta Corporation 2013 Management Proxy Circular	74

Brett Gellner – Chief Financial Officer

Mr. Gellner joined the Company on August 11, 2008 as Vice-President, Commercial Operations and was promoted to CFO in June, 2010.  He is responsible for all financial policy, planning and reporting, as well as M&A, tax, treasury, risk management, internal audit and investor relations.

Mr. Gellner has significant experience in finance, valuation, economics, mergers and acquisitions, and commercial agreements. He also has extensive knowledge of the power industry, having worked as co-head of CIBC World Markets’ Power & Utilities group. In this role, he was involved in numerous transactions including leverage buy-outs, high yield and investment-grade debt financings, initial public offerings, hybrid securities financings and private offerings of equity and debt. Prior to CIBC World Markets, he held senior roles in the Mergers & Acquisitions and Corporate Development groups of a large, publicly-traded company, and with a major international consulting firm.

Mr. Gellner has a Master’s degree in applied economics from the University of Alberta and has a Chartered Financial Analyst designation. He has also attended the Advanced Management Program at Harvard University.

Compensation	2012 ($ 000)	2011 ($000)	2010 ($ 000)	2009 ($ 000)	2008 ($ 000)
Fixed:
Base Salary Paid(1)	$500	$433	$350	$300	$188
Perquisites	$26	$26	$25	$16	$7
Variable:
AIC(2)	$257	$228	$160	$199	$143
MTI	$0	$0	$0	$0	$0
PSOP	$0	$72	$36	$0	$0
Total Direct Compensation (3)	$783	$759	$571	$515	$338
Change from previous year (4)	+3%	+33%	+11%	+11%	N/A
Target Total Direct Compensation	$1,651	$1,285	$1,038	$622	$416
Change from previous year	+28%	+24%	+67%	+24%	N/A

2012 Pay Mix

Ownership as of December 13, 2012	Minimum Ownership Level	Minimum Ownership Value	Total Ownership Value	Total Ownership as Multiple of Base Salary
44,296	66,138	$1,000,007	$669,756	1.3

Notes:

(1)          Actual annual base salary received during the year.

(2)          Actual annual incentive bonus received for the performance year.  In 2009, includes a one-time discretionary bonus of $75,000.

(3)          Mr. Gellner joined TransAlta on August 11, 2008.  Total Direct Compensation for 2008 does not include a one-time signing bonus of $500,000.

(4)          The Change from previous year has been restated to more accurately reflect the increase over Mr. Gellner’s partial year of employment in 2008.

75	TransAlta Corporation 2013 Management Proxy Circular

The following table summarizes Mr. Gellner’s actual performance for the 2012 AIC and details the incentive earned against each goal:

	TARGET		ACTUAL
2012 Corporate / Individual Goals	Target	% of base pay at Target	Actual	% Achieved	% of base pay Actual
Corporate Goals
Earnings per share	$1.10	3.75%	$0.50	0%	0.0000%
EBITDA	$1,175m	3.75%	$1,014	0%	0.0000%
Funds from operations less sustaining capital (1)	$410m	3.75%	$320	0%	0.0000%
Sustaining capital(2)	$440m	3.75%	$461	33%	1.2375%
Achieving MW added/contracted at or above target	500MW	7.50%	500	100%	7.5000%
Achieving voluntary turnover rate at or below target	8.5%	3.75%	7.3%	200%	7.5000%
Achieving a safety goal for significant near miss reports	45	3.75%	59	200%	7.5000%
Individual Goals
Subjective Assessment of the individual’s annual performance recommended by the CEO		20.00%		139%	27.7625%
Overall Achievement
Target % AIC Awarded		50.00%			51.5%

Notes:

(1)                    2012 Achievement in the Funds from operations less sustaining capital category differs from financial reporting due to one-time restructuring costs.

(2)                    2012 Achievement in the Sustaining capital category differs from financial reporting due to the timing of deferrals and costs related to Sun A.

From the bonus amount payable, 60% is based on corporate goals and the remaining 40% is discretionary and determined on the basis of the HRC’s assessment of the individual’s performance.  The HRC, taking into account input from the CEO, determined that Mr. Gellner’s individual performance was at 139%, resulting in an equivalent factor of 27.8% of the individual performance portion.  As such, the annual incentive award to Mr. Gellner for 2012, recommended by the HRC to the Board and approved in February 2013, was 51.5% of base pay or 102.9% of target.  Details of the annual incentive amount for 2012 are provided in column “f” of the “Summary Compensation Table”.

Mr. Gellner was granted in 2010, for the period 2010 to 2012 inclusive, an MTI opportunity of 25% of his 2010 base pay at target for the achievement of ROCE and EBITDA per share growth over the period. As performance on both metrics was below target, no MTI payments were made in respect of the 2010-2012 MTI cycle.

The table below reflects the actual values of Mr. Gellner’s PSOP awards for 2010 to 2012.

Performance Period	Original Grant Quantity	Original Grant Price per Share (1)	Original Value of Grant Target	Actual Award Quantity (2)	Actual Award Price per share (3)	Value of Compensation Received	3 Year TSR Percentile
2010 – 2012	17,050	$23.48	$400,334	0	$15.12	$0	Lowest
2009 – 2011	6,200	$24.30	$150,660	3,434	$21.02	$72,183	19.6th%ile
2008 – 2010	2,500	$33.35	$83,375	1,709	$21.15	$36,145	29.6th%ile

Notes:

(1)        Price of a TransAlta common share as of December 31 (or the last trading day) of the year preceding the grant.

(2)        Including dividend equivalents.

(3)        Price of a TransAlta common share as of December 31 (or the last trading day) of the year preceding the award.

In recognition of Mr. Gellner’s critical role in the achievement of our corporate objectives going forward, and to ensure his retention, the HRC approved a one-time long-term incentive grant of 1.5 times his base salary to be granted January 1, 2013.  The grant will be allocated: 50% in the form of RSUs and 50% as PSUs and will be subject to the performance and vesting conditions established for the 2013 incentive programs, as described above under “Going forward from 2013”.

TransAlta Corporation 2013 Management Proxy Circular	76

Ken Stickland – Chief Business Development Officer

Mr. Stickland is responsible for directing the Company’s growth efforts in Canada.  From 2001 to 2011 Mr. Stickland was the Company’s Chief Legal Officer.

Prior to joining TransAlta in January 2001, Mr. Stickland was a partner with the Calgary law firm of Burnet, Duckworth and Palmer LLP where he practiced in the energy area for 20 years.

Mr. Stickland holds a Bachelor of Commerce degree and a Law degree from the University of British Columbia.

Mr. Stickland is and has been a director of various professional associations and not-for-profit organizations. He is currently the lead director at Trinidad Drilling Ltd.

Compensation	2012 ($ 000)	2011 ($000)	2010 ($ 000)	2009 ($ 000)	2008 ($ 000)
Fixed:
Base Salary Paid(1)	$500	$467	$450	$450	$435
Perquisites	$26	$26	$25	$25	$24
Variable:
AIC(2)	$239	$232	$206	$135	$367
MTI	$0	$0	$0	$0	$0
PSOP	$0	$126	$129	$470	$519
Total Direct Compensation(3)	$765	$851	$810	$1,080	$1,345
Change from previous year	-10%	+5%	-25%	-20%	-19%
Target Total Direct Compensation	$1,401	$1,343	$1,263	$1,053	$1,047
Change from previous year	+4%	+6%	+20%	+1%	+14%

2012 Pay Mix

Ownership as of December 31, 2012	Minimum Ownership Level	Minimum Ownership Value	Total Ownership Value	Total Ownership as Multiple of Base Salary
80,581	66,138	$1,000,007	$1,218,385	2.4

Notes:

(1)        Actual annual base salary received during the year.

(2)        Actual annual incentive bonus received for the performance year.

(3)        Total direct compensation does not include the one-time payment made in 2008 under the Performance and Retention Plan in the amount of $500,000 and the RSU grant of $500,000.

77	TransAlta Corporation 2013 Management Proxy Circular

The following table summarizes Mr. Stickland’s actual performance for the 2012 AIC and details the incentive earned against each goal:

	TARGET		ACTUAL
2012 Corporate / Individual Goals	Target	% of base pay at Target	Actual	% Achieved	% of base pay Actual
Corporate Goals
Earnings per share	$1.10	3.75%	$0.50	0%	0.0000%
EBITDA	$1,175m	3.75%	$1,014	0%	0.0000%
Funds from operations less sustaining capital(1)	$410m	3.75%	$320	0%	0.0000%
Sustaining capital(2)	$440m	3.75%	$461	33%	1.2375%
Achieving new MW added/contracted at or above target	500MW	7.50%	500	100%	7.5000%
Achieving voluntary turnover rate at or below target	8.5%	3.75%	7.3%	200%	7.5000%
Achieving a safety goal for significant near miss reports	45	3.75%	59	200%	7.5000%
Individual Goals
Subjective Assessment of the individual’s annual performance recommended by the CEO		20.00%		120%	24.000%
Overall Achievement
Target % AIC Awarded		50.00%			47.7%

Notes:

(1)                    2012 Achievement in the Funds from operations less sustaining capital category differs from financial reporting due to one-time restructuring costs.

(2)                    2012 Achievement in the Sustaining capital category differs from financial reporting due to the timing of deferrals and costs related to Sun A.

From the bonus amount payable, 60% is based on corporate goals and the remaining 40% is discretionary and determined on the basis of the HRC’s assessment of the individual’s performance.  The HRC, taking into account input from the CEO, determined that Mr. Stickland’s individual performance was at 120%, resulting in an equivalent factor of 24.0% of the individual performance portion.  As such, the annual incentive award to Mr. Stickland for 2012, recommended by the HRC to the Board and approved in February 2013, was 47.7% of base pay or 95.4% of target.  Details of the annual incentive amount for 2012 are provided in column “f” of the “Summary Compensation Table”.

Mr. Stickland was granted in 2010, for the period 2010 to 2012 inclusive, an MTI opportunity of 25% of his 2010 base pay at target for the achievement of ROCE and EBITDA growth over the period. As performance on both metrics was below target, no MTI payments were made in respect of the 2010-2012 MTI cycle.

The table below reflects the actual values of Mr. Stickland’s PSOP awards for 2010 to 2012

Performance Period	Original Grant Quantity	Original Grant Price per Share (1)	Original Value of Grant Target	Actual Award Quantity (2)	Actual Award Price per share (3)	Value of Compensation Received	3 Year TSR Percentile
2010 – 2012	19,200	$23.48	$450,816	0	$15.12	$0	Lowest
2009 – 2011	13,000	$24.30	$315,900	5,993	$21.02	$125,973	19.6th%ile
2008 – 2010	8,950	$33.35	$298,483	6,119	$21.15	$129,417	29.6th%ile

Notes:

(1)      Price of a TransAlta common share as of December 31 (or the last trading day) of the year preceding the grant.

(2)      Including dividend equivalents.

(3)      Price of a TransAlta common share as of December 31 (or the last trading day) of the year preceding the award.

TransAlta Corporation 2013 Management Proxy Circular	78

Paul Taylor – President, U.S. Operations

Mr. Taylor joined TransAlta in April 2011.  He leads TransAlta’s business operations in the United States.   His role includes responsibility for leading the commercial coal and sustainability teams in both Canada and the United States.

In the late 1990s, while serving as TransAlta’s Senior Vice President, Corporate Development, he was responsible for the Company’s entry into the U.S. northwest power market with the purchase of the Centralia power plant as well as the establishment of the TransAlta Power Limited Partnership and the sale of the Alberta-based distribution assets. He was also responsible for leading the development of TransAlta’s corporate strategy. His energy experience includes serving as President and CEO of NaiKun Wind Energy Group, an offshore wind developer.

Mr. Taylor’s public sector experience includes serving as Chief of Staff to the Premier of British Columbia, BC’s Deputy Minister of Finance and Secretary to the Treasury Board and President and CEO of the Insurance Corporation of British Columbia. Mr. Taylor also held a number of political and management roles within Alberta Treasury in the 1990s.

Mr. Taylor has served on private and public sector Boards including NaiKun Wind Energy Group, B.C. Forestry Investment & Innovation, TransAlta New Zealand and TransAlta Power Ltd., The Conference Board of Canada and the World Wildlife Fund - Canada.  He is currently the Chair of the Insurance Corporation of British Columbia.

Compensation	2012 ($ 000)	2011 ($000)	2010 ($ 000)	2009 ($ 000)	2008 ($ 000)
Fixed:
Base Salary Paid(1)	$392	$245
Perquisites	$192	$102
Variable:
AIC(2)	$316	$162
MTI(3)	$500	$0
PSOP(3)	--	$0
Total Direct Compensation	$1,400	$509
Change from previous year(4)	N/A	N/A
Target Total Direct Compensation	$1,480	$1,240
Change from previous year(4)	N/A	N/A

2012 Pay Mix

Ownership as of December 31, 2012	Minimum Ownership Level	Minimum Ownership Value	Total Ownership Value	Total Ownership as Multiple of Base Salary
N/A	N/A	N/A	N/A	N/A

Notes:

(1)      Actual annual base salary received during the year.  Mr. Taylor is paid in USD which, for the purposes of this disclosure, has been considered at par with CAD.

(2)      Actual annual incentive bonus received for the performance year.  Value in 2011 includes a one-time discretionary payment of $50,000.

(3)      Based on the provisions of Mr. Taylor’s fixed term employment agreement, he does not receive MTI or PSOP compensation.  MTI value for 2012 includes retention incentive bonus of $500,000.

(4)      Mr. Taylor accepted a fixed term employment agreement in 2012.

79	TransAlta Corporation 2013 Management Proxy Circular

Mr. Taylor is the Company’s President of the U.S. operations.  In July 2012, in recognition of his tremendous leadership and expanded responsibilities for key strategic initiatives, the HRC approved a revised compensation package for Mr. Taylor that was designed to retain his expertise until his final date of employment with the Company on March 31, 2014.  Pursuant to his amended fixed term employment agreement, Mr. Taylor’s compensation structure includes (i) base salary of four hundred and fifty thousand ($450,000); (ii) a minimum AIC award of 20% of base salary and a target award of 75% of base pay; and (iii) a retention incentive award in the amount of five hundred thousand ($500,000) in each of 2012, 2013 and 2014 (pro-rated based on actual number of months of service) in lieu of any MTI and LTI awards.  The retention incentive award was approved in recognition of the fact that the MTI and LTI structure would not be suitable given the expiry of Mr. Taylor’s fixed term employment agreement on March 31, 2014.

The following table summarizes Mr. Taylor’s actual performance for the 2012 AIC and details the incentive earned against each goal:

	TARGET		ACTUAL
2012 Corporate / Individual Goals	Target	% of base pay at Target	Actual	% Achieved	% of base pay Actual
Corporate Goals
Earnings per share	$1.10	5.625%	$0.50	0%	0.00000%
EBITDA	$1,175m	5.625%	$1,014	0%	0.00000%
Funds from operations less sustaining capital(1)	$410m	5.625%	$320	0%	0.00000%
Sustaining capital(2)	$440m	5.625%	$461	33%	1.85625%
Achieving new MW added/contracted at or above target	500MW	11.250%	500	100%	11.25000%
Achieving voluntary turnover rate at or below target	8.5%	5.625%	7.3%	200%	11.25000%
Achieving a safety goal for significant near miss reports	45	5.625%	59	200%	11.25000%
Individual Goals
Subjective Assessment of the individual’s annual performance recommended by the CEO		30.000%		150%	45.0000%
Overall Achievement
Target % AIC Awarded		75.000%			80.6%

Notes:

(1)                    2012 Achievement in the Funds from operations less sustaining capital category differs from financial reporting due to one-time restructuring costs.

(2)                    2012 Achievement in the Sustaining capital category differs from financial reporting due to the timing of deferrals and costs related to Sun A.

From the bonus amount payable, 60% is based on corporate goals and the remaining 40% is discretionary and determined on the basis of the HRC’s assessment of the individual’s performance.  The HRC, taking into account input from the CEO, determined that Mr. Taylor’s individual performance was at 150%, resulting in an equivalent factor of 45.0% of the individual performance portion.  As such, the annual incentive award to Mr. Taylor for 2012, recommended by the HRC to the Board and approved in February 2013, was 80.6% of base pay or 107.4% of target.  Details of the annual incentive amount for 2012 are provided in column “f” of the “Summary Compensation Table”.

TransAlta Corporation 2013 Management Proxy Circular	80

Hugo Shaw – Executive Vice-President, Operations

Mr. Shaw joined TransAlta in August 2008. He is responsible for the safe and effective operations of TransAlta’s coal, gas, hydro and wind power generating assets in Canada.

Mr. Shaw has over two decades of experience in the power industry with a number of public, private and project development companies. He has served in a series of engineering and business development roles with increasing responsibilities, including earlier service with TransAlta in the late 1980s and 1990s. His career includes significant experience in sustainable development and project management.

Most recently, Mr. Shaw served as TransAlta’s Vice-President, Coal Operations and Engineering Services. Mr. Shaw has a Bachelor of Science in Forestry from the University of New Brunswick and a Masters in Business Administration from the University of Calgary.

Compensation	2012 ($ 000)	2011 ($000)	2010 ($ 000)	2009 ($ 000)	2008 ($ 000)
Fixed:
Base Salary Paid(1)	$356	$306	$259	$240	$75
Perquisites	$63	$57	$56	$56	$15
Variable:
AIC(2)	$178	$123	$129	$40	$24
MTI	$0	$0	$0	$0	$0
PSOP	$0	$30	$29	$0	$0
Total Direct Compensation (3)	$597	$516	$473	$336	$114
Change from previous year (4)	+16%	+9%	+41%	-3%	N/A
Target Total Direct Compensation	$1,232	$932	$693	$469	$378
Change from previous year	+32%	+34%	+48%	+24%	N/A

2012 Pay Mix

Ownership as of December 31, 2012	Minimum Ownership Level	Minimum Ownership Value	Total Ownership Value	Total Ownership as Multiple of Base Salary
4,063	56,217	$850,001	$61,433	0.14

Notes:

(1)

Actual annual base salary received during the year. Effective December 1, 2012, in recognition of Mr. Shaw’s critical role in the Company and in line with the compensation of his peers within the Comparator Group, Mr. Shaw’s salary was increased from $350,000 to $425,000 per annum.

(2)	Actual annual incentive bonus received for the performance year. Mr. Shaw’s value for 2009 includes a one-time discretionary payment of $25,000.
(3)	Mr. Shaw joined TransAlta on August 28, 2008. Total Direct Compensation for 2008 does not include a one-time signing bonus of $30,000.
(4)	The Change from previous year has been restated to more accurately reflect the increase over Mr. Shaw’s partial year of employment in 2008.

81	TransAlta Corporation 2013 Management Proxy Circular

The following table summarizes Mr. Shaw’s actual performance for the 2012 AIC and details the incentive earned against each goal:

	TARGET		ACTUAL
2012 Corporate / Individual Goals	Target	% of base pay at Target	Actual	% Achieved	% of base pay Actual
Corporate Goals
Earnings per share	$1.10	3.75%	$0.50	0%	0.0000%
EBITDA	$1,175m	3.75%	$1,014	0%	0.0000%
Funds from operations less sustaining capital(1)	$410m	3.75%	$320	0%	0.0000%
Sustaining capital(2)	$440m	3.75%	$461	33%	1.2375%
Achieving new MW added/contracted at or above target	500MW	7.50%	500	100%	7.5000%
Achieving voluntary turnover rate at or below target	8.5%	3.75%	7.3%	200%	7.5000%
Achieving a safety goal for significant near miss reports	45	3.75%	59	200%	7.5000%
Individual Goals					26.2500%
Subjective Assessment of the individual’s annual performance recommended by the CEO		20.0%		131%
Overall Achievement
Target % AIC Awarded		50.0%			50.0%

Notes:

(1)        2012 Achievement in the Funds from operations less sustaining capital category differs from financial reporting due to one-time restructuring costs.

(2)        2012 Achievement in the Sustaining capital category differs from financial reporting due to the timing of deferrals and costs related to Sun A.

From the bonus amount payable, 60% is based on corporate goals and the remaining 40% is discretionary and determined on the basis of the HRC’s assessment of the individual’s performance.  The HRC, taking into account input from the CEO, determined that Mr. Shaw’s individual performance was at 131%, resulting in an equivalent factor of 26.2% of the individual performance portion.  As such, the annual incentive award to Mr. Shaw for 2012, recommended by the HRC to the Board and approved in February 2013, was 50.0% of base pay or 99.9% of target.  Details of the individual annual incentive amount for 2012 are provided in column “f” of the “Summary Compensation Table”.

Mr. Shaw was granted in 2010, for the period 2010 to 2012 inclusive, an MTI opportunity of 25% of his 2010 base pay at target for the achievement of ROCE and EBITDA growth over the period. As performance on both metrics was below target, no MTI payments were made in respect of the 2010 MTI cycle.

The table below reflects the actual values of Mr. Shaw’s PSOP awards for 2010 to 2012.

Performance Period	Original Grant Quantity	Original Grant Price per Share (1)	Original Value of Grant Target	Actual Award Quantity (2)	Actual Award Price per share (3)	Value of Compensation Received	3 Year TSR Percentile
2010 – 2012	8,550	$23.48	$200,754	0	$15.12	$0	Lowest
2009 – 2011	3,100	$24.30	$75,330	1,429	$21.02	$30,038	19.6th%ile
2008 – 2010	2,000	$33.35	$66,700	1,368	$21.15	$28,933	29.6th%ile

Notes:

(1)        Price of a TransAlta common share as of December 31 (or the last trading day) of the year preceding the grant.

(2)        Including dividend equivalents.

(3)        Price of a TransAlta common share as of December 31 (or the last trading day) of the year preceding the award.

TransAlta Corporation 2013 Management Proxy Circular	82

PERFORMANCE GRAPH

This graph and table compare the return on the Company’s common shares for the period 2008 through 2012, assuming a $100 initial investment at December 31, 2007, with all dividends reinvested, to the cumulative returns for the same investment in respect of the S&P/TSX Composite Index.

	29-Dec-07	31-Dec-08	31-Dec-09	31-Dec-10	31-Dec-11	30-Dec-12
TransAlta	$100	$75	$77	$73	$77	$59
S&P/TSX Composite	$100	$65	$85	$97	$86	$89

While recognizing TransAlta’s disappointing recent TSR performance, the Company is targeting an 8 to 10% return in TSR over the next 5 to 10 years based on its assessment of the profitability of the current assets and growth opportunities.  Executive compensation, and particularly that of the CEO, is heavily weighted towards at risk compensation, thereby recognizing the importance of paying for performance.  Our compensation program is designed to encourage executive performance toward the achievement of shareholder value as measured by TSR.  The HRC has confidence that the CEO, with her executive team, will successfully lead TransAlta to deliver on its long-term strategy and to generate sustainable value for the Company and its shareholders.

83	TransAlta Corporation 2013 Management Proxy Circular

SUMMARY COMPENSATION TABLE

The following table sets forth the annual compensation received by the NEOs during the 2012, 2011 and 2010 financial years.  For a description of the plans and programs addressed in this table, you may refer to the section above entitled “Compensation Discussion and Analysis” or for retirement arrangements; you may refer to the section below entitled “Retirement Plan Benefits”.

			Share	Option	Non-equity Incentive Plan Compensation ($) (7) (f)		Pension	All Other	Total
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Awards(5) ($) (d)	Awards ($) (e)	Annual Incentive Plan (8)	Long-term Incentive Plans (9)	Value ($) (g) (10)	Compensation ($) (h) (11)	Compensation ($) (i)
D.L. Farrell (1) President and Chief Executive Officer	2012	949,722	3,040,543(6)	0	688,275	0	910,400	70,000	5,658,940
	2011	797,500	1,105,088	0	555,010	0	535,700	26,000	3,019,298
	2010	700,000	911,024	0	502,082	0	293,205	25,000	2,431,311

B.M. Gellner (2) Chief Financial Officer	2012	500,000	625,345	0	257,250	0	131,400	26,000	1,539,995
	2011	433,333	500,198	0	227,662	0	217,700	26,000	1,404,893
	2010	350,000	400,334	0	160,160	0	146,205	25,000	1,081,699

K.S. Stickland Chief Business Development Officer	2012	500,000	500,276	0	238,500	0	46,400	26,000	1,311,176
	2011	466,667	500,198	0	231,554	0	321,700	26,000	1,546,119
	2010	450,000	450,816	0	205,920	0	28,205	25,000	1,159,941
P.H.E. Taylor (3) President, U.S. Operations	2012	391,667	-	0	315,756	500,000	209,400	192,017	1,608,840
	2011	245,448	-	0	111,640	0	60,700	101,835	800,655
	2010	-	-	-	-	-	-	-	-
J.W.H. Shaw (4) Executive Vice-President, Operations	2012	356,250	351,034	0	177,947	0	168,400	63,200	1,116,831
	2011	306,333	280,238	0	123,254	0	87,200	56,533	853,558
	2010	259,167	200,754	0	129,084	0	82,200	55,700	726,905

Notes:

(1)	Mrs. Farrell was promoted to COO on May 1, 2009. Effective January 2, 2012, Mrs. Farrell was appointed as President and CEO of the Company.
(2)	Mr. Gellner joined the Company on August 11, 2008 as Vice-President, Commercial Operations, and was promoted to CFO on June 18, 2010.
(3)	Mr. Taylor joined the Company in April, 2011. Mr. Taylor is paid in USD which, for the purposes of this report, are assumed to be equal in value to CAD.
(4)	Mr. Shaw joined the Company in August 2008 and was promoted to Executive Vice-President, Operations on September 1, 2011.
(5)	Amounts in column (d) relate to the aggregate of the grant date fair value of shares granted under the PSOP in each year reported.
•

PSOP amounts reported in 2012 were based on the grant of units issued on January 1, 2012 for the period 2012 to 2014, using the closing price of the common shares on the TSX on December 31, 2011 of $21.02.

•

PSOP amounts reported in 2011 were based on the grant of units issued on January 1, 2011 for the period 2011 to 2013, using the closing price of the common shares on the TSX on December 31, 2010 of $21.15.

•

PSOP amounts reported in 2010 were based on the grant of units issued on January 1, 2010, for the period 2010 to 2012, using the closing price of the common shares on the TSX on December 31, 2009 of $23.48.

The grant date fair values of the PSOP awards differ from the fair values determined in accordance with IFRS 2 Share-based Payment. For financial statement purposes, the accounting fair value is adjusted to the period-end closing price of the common shares on the TSX, and is amortized over the periods in which the grants are earned. For a discussion of the assumptions made in the valuation of the awards, see the “Long-Term Incentive Plan – Performance Share Ownership (PSOP)” section.

(6)	Mrs. Farrell’s 2012 Share Award value includes $1,425,000 in respect of a one-time grant of PSOPs and RSUs as a result of her promotion to CEO.
(7)	Amounts reported in column (f) relate to cash payments made under the AIC as well as the value of Mr. Taylor’s retention incentive.
(8)	Annual Incentive Plan amounts reported in 2012, 2011 and 2010 relate to the performance level achieved in each of those years against the AIC goals.
(9)	With the exception of Paul Taylor’s retention incentive award in 2012, no long-term non-equity incentive plan payments were made to the CEO and executives in 2010, 2011 or 2012.
(10)	Amounts in column (g) are the sum of the compensatory amounts related to the Defined Contribution Pension Plan, and the defined benefit Supplemental Pension Plan.
(11)

Amounts in column (h) relate to car allowances and annual perquisite allowance. For Mr. Shaw, the value of company-paid accommodation in Calgary and flights to and from his home in British Columbia is also included. For Mr. Taylor, column (h) also includes the value of accommodations in Calgary, Alberta and Olympia, Washington as well as a living allowance. Mr. Taylor received a one-time discretionary bonus of $50,000 in 2011 which is also reported under column (h). Mr. Taylor’s relocation allowance of $29,166 related to his transfer to Washington state in 2011 has been excluded.

TransAlta Corporation 2013 Management Proxy Circular	84

OTHER REQUIRED DISCLOSURE

INCENTIVE PLAN AWARDS - OUTSTANDING SHARE AWARDS

The following table details all equity-based compensation which has been granted to the NEOs as at December 31, 2012 and that vests in future years.

	SHARE-BASED AWARDS
			Number of shares or units of shares that have not vested(1)		Market or payout value of share awards that have not vested(2)		Market or Payout Value of Vested share-based awards that have not yet been paid out or distributed [aggregate market value or payout
Name	Grant Date	Vesting Date	PSOPs	RSUs	PSOPs	RSUs	value]
D.L. Farrell	Jan. 1, 2012	Dec. 31, 2014	110,750	35,666	$1,674,540	$539,270	0
	Jan. 1, 2011	Dec. 31, 2013	52,250	0	$790,020	0	0
Total			163,000	35,666	$2,464,560	$539,270	0
B.M. Gellner	Jan. 1, 2012	Dec. 31, 2014	29,750	0	$449,820	0	0
	Jan. 1, 2011	Dec. 31, 2013	23,650	0	$357,588	0	0
Total			53,400	0	$807,408	0	0
K.S. Stickland	Jan. 1, 2012	Dec. 31, 2014	23,800	0	$359,856	0	0
	Jan. 1, 2011	Dec. 31, 2013	23,650	0	$357,588	0	0
Total			47,450	0	$717,444	0	0
P.H.E. Taylor(3)	Jan. 1, 2012	Dec. 31, 2014	0	0	$0	0	0
	Jan. 1, 2011	Dec. 31, 2013	0	0	$0	0	0
Total			0	0	$0	0	0
J.W.H. Shaw	Jan. 1, 2012	Dec. 31, 2014	16,700	0	$252,504	0	0
	Jan. 1, 2011	Dec. 31, 2013	13,250	0	$200,340	0	0
Total			29,950	0	$452,844	0	0

Notes:

(1)

This number shows PSOP grants made to the NEOs in 2012 for the performance period 2012 to 2014, and 2011 for the period 2011 to 2013 assuming performance results at target level. Actual awards may range, however, from 0% to 200% of this level, based on actual TSR compared to the approved Comparator Group at the time of award. The 2012 numbers for Mrs. Farrell also include the one-time CEO promotion long-term incentive grant of $1,425,000 which was allocated 50% in the form of PSOP units and 50% in the form of RSUs.

(2)	The values included in this table are calculated using the closing price of the common shares of the Company on the TSX on December 31, 2012 (the last trading day of 2012) of $15.12.
(3)

Mr. Taylor’s fixed term employment agreement excludes the granting of equity or equity based compensation awards. All grants awarded to Mr. Taylor in prior years were relinquished upon execution of his fixed term employment agreement.

85	TransAlta Corporation 2013 Management Proxy Circular

INCENTIVE PLAN AWARDS – VALUE VESTED DURING THE YEAR

The following table sets forth all variable compensation including equity-based and non-equity-based compensation that vested to the NEOs in 2012.

	Share Based Awards – value vested during the year		Non-equity Incentive Plan compensation – value earned during the year

Name	PSOPs(1)	RSUs	AIC(2)	MTI

D.L. Farrell	$0	0	$688,275	$0

B.M. Gellner	$0	0	$257,250	$0

K.S. Stickland	$0	0	$238,500	$0

P.H.E. Taylor(3)	--	0	$315,756	$500,000 (3)

J.W.H. Shaw	$0	0	$177,947	$0

Notes:

(1)      The amounts disclosed in this column relate to the value of awards under the PSOP granted in 2010 for the period 2010 to 2012.  The value of the PSOP was based on the closing price of a TransAlta common share on December 31, 2012 (the last trading day of 2012) of $15.12.  Dividend accruals were added under the terms of the plan as if the recipient had participated in our Dividend Reinvestment and Share Purchase Plan.

(2)      The amounts disclosed in this column relate to payments made in 2012 under the AIC and are also included in column (f) of the “Summary Compensation Table”.

(3)      The amount in this column for Mr. Taylor also includes the $500,000 retention incentive award payable under his fixed term employment agreement in lieu of MTI and LTI awards.

TOTAL VALUE OF EQUITY HOLDINGS

	Total Value of Equity Holdings

Name	Value of Shares Owned (1)	Value of Vested (but unpaid) and Unvested RSUs (1,2)	Total

D.L. Farrell	$1,360,044	$539,270	$1,899,314

B.M. Gellner	$669,756	0	$669,756

K.S. Stickland	$1,218,385	0	$1,218,385

P.H.E. Taylor(3)	$6,350	0	$6,350

J.W.H. Shaw	$61,433	0	$61,433

Notes:

(1)          Based on the closing price of the common shares of the Company on the TSX on December 31, 2012 (the last trading day of 2012) of $15.12.

(2)          Value of Unvested RSUs includes the value of dividend accrual units allocated under the terms of the plan.

(3)          As part of Mr. Taylor’s fixed term employment agreement, he does not participate in the Company’s MTI or PSOP.

RETIREMENT PLAN BENEFITS

All employees, including the NEOs, participate in a defined contribution plan registered under the Income Tax Act (Canada) and the Alberta Employment Pension Plans Act.  All employees who have pensionable earnings over the Income Tax Act (Canada) ceiling of approximately $140,000 per year participate in our defined benefit, non-registered supplementary retirement program.  Retirement benefits provided by the defined contribution plan (the DC Plan) and the defined benefit plan (the “Supplemental Pension Plan”) are summarized below.

Defined Contribution Plan (DC Plan)

Our DC Plan is a non-contributory plan.  On behalf of employees, we contribute ten per cent of employees’ pensionable earnings (base pay and annual incentive payment) to the plan.  In 2012, the maximum annual contribution was $21,438 (90% of the CRA maximum).  Contributions are deposited to individual employee / member accounts and invested in accordance with their investment

TransAlta Corporation 2013 Management Proxy Circular	86

direction.  Account balances grow with investment earnings and contributions.  A member who leaves the Company prior to age 55, and after completing two years of service, is eligible to transfer their account balance to a personal, locked-in account.  Members are eligible to retire after attaining age 55 and completing two years of service.

The following table details the accumulated value to the NEOs of their Defined Contribution Plans as at December 31, 2012:

Name	Accumulated value at start of year ($)	Compensatory ($)	Non- Compensatory ($)	Accumulated value at year end ($)

D.L. Farrell	$110,365	$21,438	$11,949	$143,752

B.M. Gellner	$81,623	$21,438	$9,193	$112,254

K.S. Stickland	$245,622	$21,438	$25,234	$292,294

P.H.E. Taylor	$20,777	$21,438	$3,229	$45,444

J.W.H. Shaw	$78,409	$21,438	$7,057	$106,904

Supplemental Pension Plan - Defined Benefit Plan (SPP)

To compensate employees who are affected by the Income Tax Act (Canada) pension limits, and by the cap on pensionable earnings under the DC Plan, we have adopted an SPP.  The SPP is a non-contributory plan and is funded by the Company.

The SPP provides a defined benefit pension for each year of credited service equal to two per cent of the final average pensionable earnings (base pay and annual incentive payment) in excess of the average DC Plan pensionable earnings limit.  Final average pensionable earnings are calculated as the highest five-year average in the member’s last ten years of employment.

Members are eligible to retire after attaining age 55 and completing two years of service.  Members who retire on or after the earlier of age 60 or attaining a combination of service years plus age totaling 85 receive an unreduced monthly pension.  Other retiring members receive a monthly pension that is reduced by 5/12 of 1% for each month that their early retirement date precedes their unreduced retirement date.  A member who leaves the Company prior to age 55, and after completing two years of service, is eligible to receive a deferred monthly pension.  Pensions are payable for the member’s lifetime, and at least sixty monthly payments are guaranteed.  Members may select an optional form of payment.  If the member is a U.S. tax payer, he or she is required to select an optional form.

The SPP has a provision allowing for additional years of pensionable service to be credited to mid-career hires at the discretion of our pension committee.  Although the plan allows for this service to be granted, the HRC has exercised its discretion to no longer grant this additional service in the future.  Our Chief Business Development Officer, Mr. Stickland, was granted eight additional years of pensionable service as part of the terms of employment at his time of hire.

Pension payments are increased by two per cent per annum every January 1 after a member is first eligible for an unreduced pension.  The first increase is prorated based on the number of months since the member reached the eligibility date, or the number of months the member has been retired, if less.

87	TransAlta Corporation 2013 Management Proxy Circular

The following table details the estimated value to the NEOs under the SPP as of December 31, 2012, and shows our accrued obligation as of that date.

		Annual Benefits Payable ($)

Name	Number of years credited service (#)	At year end	At age 65	Accrued obligation at start of year ($)	Compensatory ($)	Non- Compensatory ($)	Accrued obligation at year end ($)

D.L. Farrell	5.42	106,000	344,000	1,539,000	889,000	391,000	2,819,000

B.M. Gellner	4.33	34,000	158,000	458,000	110,000	141,000	709,000

K.S. Stickland	19.92	202,000	262,000	3,022,000	25,000	459,000	3,506,000

P.H.E. Taylor	1.42	13,000	72,000	40,000	188,000	21,000	249,000

J.W.H. Shaw	4.33	12,000	35,000	197,000	147,000	53,000	397,000

Assumptions:

•                   An annual discount rate of 4.00% in measuring the accrued pension liability at December 31, 2012;

•                   A rate of increase for compensation of 3.00% before taking into account the limits on final average earnings;

•                   Assumed retirement rates reflecting TransAlta’s Pension Plan experience; and

•                   A rate of increase for the current compensation limits applied of 2.50% used in determining final average pensionable earnings under the SPP.

TERMINATION AND CHANGE OF CONTROL BENEFITS

We have adopted policies to cover all forms of termination.  The Executives are subject to the same terms and conditions as all other employees of the Company for voluntary termination, retirement or permanent disability, and termination for cause.  The terms are as follows:

Voluntary or Termination for Cause

In the event of termination for cause, an employee receives payment of any outstanding base pay and payment in lieu of any unused accrued vacation up to the last day of work.  No other compensation is paid.

Retirement or Permanent Disability or Death

In the event of retirement or permanent disability or death, in addition to receiving base pay, and payment in lieu of any unused accrued vacation, an employee receives the following:

•	payment of AIC at target, prorated from the beginning of the year to the date of retirement, permanent disability or death;
•	payment of MTI at target, prorated to the date of retirement, permanent disability or death;
•	compensation in lieu of PSOPs, based on the last PSOP award performance, prorated to December 31 of the year prior to the year in which retirement, permanent disability or death takes place; and
•	compensation in lieu of RSUs, based on the number of RSUs held and prorated as to the percent of grant period elapsed on the date of retirement, permanent disability or death.

EXECUTIVE ARRANGEMENTS

In keeping with market practice for senior-level positions within the Comparator Group, we have entered into individual agreements with the Executives which provide payments over and above our standard policies in the event of involuntary termination and termination in the event of a change of control.  The agreements provide as follows:

Involuntary Termination

The following lump sum payments will be made to the Executive instead of our standard policies:

•	an amount equal to twenty four months base salary for the CEO, eighteen months for the CFO and Mr. Shaw, and twelve months for Mr. Taylor;

TransAlta Corporation 2013 Management Proxy Circular	88

•	an amount equal to twenty four months annual incentive compensation at target for the CEO, eighteen months for the CFO and Mr. Shaw, and twelve months for Mr. Taylor;
•	an amount equal to twenty four months medium-term incentive compensation at target for the CEO and eighteen months for the CFO and Mr. Shaw;
•

PSOP and RSU compensation granted to the CEO to be vested and paid at maximum, while for all other Executives, PSOP and RSU compensation is calculated utilizing the plan provisions with the exception of Mr. Taylor who does not participate in the plans; and

•

Mr. Taylor is entitled to full payment of the unpaid retention incentive award that would otherwise be due upon the expiry of his fixed term employment agreement with the Company on March 31, 2014, which payment is in lieu of any MTI or PSOP entitlement.

Mr. Stickland does not have an agreement with respect to involuntary termination.

Under the agreements, following an involuntary termination, the Executive may not use or disclose any information about the Company that is confidential, without our consent except as required by law, and will not for one year after termination, directly or indirectly solicit or entice away any of our or our subsidiaries’ employees, consultants, clients or customers.

The following table outlines estimated payments to our Executives upon involuntary termination as at December 31, 2012:

Name	Severance Period (# of months)	Amount of Base Pay ($)	Annual Incentive Calculated at Target ($)	Benefits ($)	Additional Pension Value ($) (1)	PSOPs Value ($)(2)	Other ($) (3)	Total ($)
D.L. Farrell	24	$1,900,000	$1,710,000	$418,000	$1,585,000	$6,102,432	$1,489,270	$13,204,702
B.M. Gellner	18	$750,000	$375,000	$120,000	$266,000	$0	$375,000	$1,886,000
K.S. Stickland(4)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
P.H.E. Taylor	12	$450,000	$337,500	$0	$220,000	$0	$1,000,000	$2,007,500
J.W.H. Shaw	18	$637,500	$318,750	$102,000	$293,000	$0	$159,375	$1,510,625
Total		$3,737,500	$2,741,250	$640,000	$2,364,000	$6,102,432	$1,484,375	$18,608,827

Notes:

(1)

Amounts in this column are the sum of the compensatory amount related to the DC Plan, and the SPP, and include: the value of 24 months of additional pensionable service credits for Mrs. Farrell, 18 months of additional pensionable service credits for Mr. Gellner and 12 months for Mr. Taylor. Values have been calculated assuming an immediate termination of employment, and an annual discount rate of 4.00%.

(2)

With the exception of Mrs. Farrell’s, and as defined in the PSOP, the number of PSOPs included in this column has been calculated using the relative TSR percentile achieved for the period 2010 to 2012 of less than 25th, and based on 66.7% of target award for the period 2011 to 2013, 33.4% of target award for the period 2012 to 2014. The PSOP amounts have been calculated using the closing price of the common shares of the Company on December 31, 2012 (the last trading day of 2012) of $15.12.

(3)	Includes compensation in lieu of MTI and RSU plan participation. The amount in this column for Mr. Taylor reflects the payment obligation for the unpaid retention incentive award.
(4)	Mr. Stickland does not have an agreement with respect to involuntary termination.

Termination in the Event of a Change of Control

Change of Control agreements are in place with each of the Executives.  The agreements incorporate a “double trigger”, whereby in the event of a Change of Control and upon termination of employment or constructive dismissal (as defined in the agreement), the Executive will have the right to receive the equivalent of twenty-four months of compensation.  This agreement applies to all Executives with the exception of Messrs. Taylor and Stickland.  Under Mr. Taylor’s fixed term agreement, he will have the right to receive twelve months of compensation.  Mr. Stickland was granted a change of control agreement upon hire in 2001 which includes a “single trigger” and which provides for a mixture of base pay and certain of the variable compensation plans to provide for up to three years of compensation payable should he be subject to a change of control.  This historical agreement remains in effect and will be honoured by the Company.

The Change of Control agreements in place for the CEO and other Executives provide as follows:

•	an amount equal to two times base pay for all Executives (one times base pay only for Mr. Taylor and three times base pay only for Mr. Stickland);
•	an amount equal to two times the annual incentive bonus payable at target performance (one times for Mr. Taylor);

89	TransAlta Corporation 2013 Management Proxy Circular

•	outstanding MTI payout amounts in accordance with the MTI plan terms;
•	PSOP compensation calculated at the maximum number of units achievable under outstanding grants;
•	full payment to Mr. Taylor of the unpaid retention incentive award that would otherwise be due upon the expiry of his fixed term employment agreement with the Company on March 31, 2014;
•	a cash amount payable as a retiring allowance equal to two years of additional contributions to the Company’s DC Plan;
•	two years’ service credit under the SPP;
•	reimbursement up to $10,000 for expenses incurred in obtaining financial or tax advice; and
•	payment for outplacement services if requested.

Under the agreements, following termination due to a change of control, the Executive may not use or disclose any information about the Company that is confidential, without our consent or as required by law, and will not for one year after termination, directly or indirectly solicit or entice away any of our or our subsidiaries’ employees, consultants, clients or customers.

The following table outlines illustrative payments payable to the Executives should a change of control have occurred on December 31, 2012:

Name	Severance Period (# of months)	Base Pay ($)	Annual Incentive at Target ($)	Benefits ($)	Pension Plan Amounts ($) (1)	Accelerated PSOP Value ($) (2)	Other Payments ($) (3)	Total ($)
D.L. Farrell	24	$1,900,000	$1,710,000	$418,000	$1,585,000	$6,102,432	$1,489,270	$13,204,702
B.M. Gellner	24	$1,000,000	$500,000	$160,000	$386,000	$2,130,408	$500,000	$4,676,408
K.S. Stickland (4)	36/24	$1,500,000	$500,000	$240,000	$550,000	$2,015,496	$0	$4,805,496
P.H.E. Taylor	12	$450,000	$337,500	$0	$220,000	$0	$1,000,000	$2,007,500
J.W.H. Shaw	24	$850,000	$425,000	$136,000	$401,000	$1,164,240	$212,500	$3,188,740
Total		$5,700,000	$3,472,500	$954,000	$3,142,000	$11,412,576	$2,201,770	$27,882,846

Notes:

(1)

Amounts in this column are the sum of the compensatory amount related to the DC Plan, and the SPP, and include the value of two years of additional pensionable service credits. Values have been calculated assuming an immediate termination of employment and an annual discount rate of 4.00%.

(2)

Amounts in this column have been calculated using the maximum shares to be awarded for 2012, 2011 and 2010 grants and the closing price of the common shares on the TSX on December 31, 2012 (the last trading day of 2012) of $15.12.

(3)

Includes compensation in lieu of MTI and RSU plan participation. Mr. Stickland’s Change of Control agreement does not provide for compensation under our MTI or RSU plans. The amount in this column for Mr. Taylor reflects the payment obligation for the unpaid retention incentive award.

(4)	In the case of a change of control, Mr. Stickland’s base pay compensation is payable over 36 months and his annual incentive compensation is payable over 24 months.

EMPLOYEE SHARE OPTION PLAN

We have an employee share option plan which forms part of the incentive compensation program for employees below the level of manager.  The plan provides for grants of 500 options to full-time employees and 250 options to part-time employees from time to time.  Executives and directors do not participate in this plan.  The HRC approves the granting of stock options, and the aggregate number of options that may be issued pursuant to the plan which will not exceed the maximum number of shares of the Company allocated under the plan.  The term of each option is 10 years, and the options vest on a schedule of 25% per year over a period of four years.

No options have been granted under the share option plan since 2010.  The Company granted 500 options to each full-time employee and 250 options to each part-time employee, below the level of manager, in 2010 and 2008.  Options are granted to employees in Canada and the U.S. and are priced in accordance with the provisions of the plan in the currency where the employee works.

In the case of termination of employment for any other reason except for cause, the employee may continue to exercise any outstanding options, to the extent they were exercisable on the date of termination, for sixty days following termination or until the normal expiry date of the options, if earlier.  In the case of retirement, the employee may continue to exercise any outstanding options, to the extent they were exercisable on the date of termination, for one year following retirement or until the normal expiry date of the options, if earlier.

There were 16,462 options exercised in 2012 which comprises 0.006% of total common shares issued and outstanding as at December 31, 2012.

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EQUITY COMPENSATION PLAN INFORMATION AS AT DECEMBER 31, 2012

At December 31, 2012, there were 1.5 million options to purchase shares outstanding, of which 1.1 million were exercisable, as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)

Equity compensation plans approved by security holders
Share Option Plan	1.5 million (1)	$25.35 (3)	4,903,976
PSOP	3.0 million (2)		3,457,482

Total	4.5 million		8,361,458

Notes:

(1)        Outstanding under the Option Plan for both Canadian and U.S. participants

(2)        Outstanding under the PSOP for periods 15 (2011-2013) and 16 (2012 – 2014) at a maximum payout level.

(3)        Weighted-average exercise price of shares outstanding under the Share Option Plan.

EMPLOYEE SHARE PURCHASE PLAN

We implemented, in April 2000, an Employee Share Purchase Plan, which provides an interest-free loan for employees to purchase our common shares on the open market.  Senior management, including all Executives, cannot participate in this plan.  Loans provided to employees under this plan cannot exceed 30% of their annual base salary.  In the case of a termination of employment, the employee has sixty days to settle his/her account.

As at December 31, 2012, 1.24 million shares had been purchased by employees under this plan.

4.            LOANS TO DIRECTORS AND OFFICERS

We do not make loans to our directors and officers.  Therefore, no loans were outstanding to our directors and officers in 2012.

5.            DIRECTORS AND OFFICERS INSURANCE

We have directors and officers liability insurance, with an annual aggregate policy limit of US$100 million for all directors and officers of the Company and its subsidiaries.  In 2012, the annual cost of this coverage was approximately US$503,660 and was paid by the Company.  Directors and officers are not subject to any deductible in respect of amounts which may be paid on their behalf under this policy.  We are reimbursed for payments made under the corporate indemnity provisions, subject to a deductible of US$4 million with respect to those insured losses.

DIRECTOR APPROVAL

The contents of the Proxy Circular and the sending thereof to each shareholder, whose proxy is solicited, to Ernst & Young LLP and to the appropriate governmental agencies, have been approved by the Board.

By the order of the Board of Directors

Calgary, Alberta March 5, 2013	Maryse C. St.-Laurent Vice-President and Corporate Secretary

91	TransAlta Corporation 2013 Management Proxy Circular

APPENDIX “A”

CHECKLIST OF CORPORATE GOVERNANCE DISCLOSURE – FORM 58-101F1

1(a)	Identity of directors who are independent	Majority 10 of 11
1(b)	Identity of non-independent directors	President and CEO
1(c)	Majority of independent directors	Yes
1(d)	Identify directors who are also directors of other issuers and name the issuers	See table on page 36
1(e)	Independent directors hold regularly scheduled meetings at which non-independent directors and management are not in attendance	Yes
1(f)	Independent chair of the board	Yes
1(g)	Attendance record for each director	See table on page 23
2	Disclose text of board’s written mandate	Appendix “B” and at www.transalta.com
3(a)	Written position descriptions for chair and chair of each board committee	Yes
3(b)	Written position description for CEO	Yes
4(a)	New director orientation	Yes
4(b)	Continuing education program for directors	Yes
5(a)	Written code of conduct for directors, officers and employees	Yes
5(b)	Board ensures directors exercise independent judgment	Yes
5(c)	Board promotes a culture of ethical business conduct	Yes
6(a)	Board has process to identify new candidates for board nomination	Yes
6(b)	Nominating committee composed of entirely independent directors	Yes
6(c)	Describe responsibilities, powers and operation of nominating committee	See GEC on page 42
7(a)	Process by which board determines compensation for directors and officers	See page 47
7(b)	Compensation committee composed of entirely independent directors	Yes
7(c)	Describe responsibilities, powers and operation of compensation committee	See HRC on page 44
7(d)	Identify advisors retained to assist in determining compensation for directors or officers and summarize mandate for which they were retained and nature of any other work requested	See page 66
8	Identify standing committees other than audit, compensation and nominating and describe their function	None
9	Disclose whether or not the board, committees and individual directors are regularly assessed and describe the process	See page 37

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NEW YORK STOCK EXCHANGE – SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES

Compliance with NYSE Standards

TransAlta’s corporate governance practices differ from those of the NYSE in only one respect:

Under the rules of the NYSE, the Company must assess the simultaneous service of its audit committee members who sit on the audit committees of more than three public companies.  TransAlta has not adopted a policy with respect to this simultaneous service but instead reviews each situation on its own merits.  One of the Company’s ARC members, Michael M. Kanovsky, sat on the audit committee of four public companies, including TransAlta, until February 26, 2013.  Mr Kanovsky’s appointment to the ARC was made this year following the unexpected resignation of Mr. Baum, who resigned effective May 22, 2012 for personal reasons.  The Board determined that based on Mr. Kanovsky’s prior knowledge and experience on the ARC, the Company would be best served with this appointment.  Mr. Kanovsky undertook this temporary appointment to provide the Board with the time required to nominate an additional director for election to the Board at our upcoming Annual and Special Meeting of Shareholders on April 23, 2013.  The Board considered Mr. Kanovsky’s other professional responsibilities prior to this appointment and determined that his responsibilities were not so substantial as to preclude the attention and focus necessary for him to fulfill his duties and responsibilities to the ARC and to the Board overall.  The Board affirmatively determined that the simultaneous audit committee service of Mr. Kanovsky on more than three public companies did not impair his ability to effectively serve on the ARC.

TransAlta Corporation 2013 Management Proxy Circular	A-2

APPENDIX “B”
TRANSALTA CORPORATION
GENERAL GOVERNANCE GUIDELINES FOR THE BOARD

A.                                    INTRODUCTION

The Board of Directors (the “Board”) is responsible for the stewardship of TransAlta Corporation (the “Company”) by establishing the key policies and standards for the Company, including policies for the assessment and management of its risks, for reviewing and approving its strategic plans and for the hiring of its President and Chief Executive Officer (“CEO”).  The Board has the statutory authority and obligation to act honestly and in good faith with a view to the best interests of the Company, including all shareholders and other stakeholders.  Although the Board is responsible for the stewardship of the Company, it has delegated to the CEO and senior management team the day-to-day leadership and management of the Company.  The Board monitors and assesses the performance and progress of the Company’s goals through candid and timely reports from the CEO and senior management team.

The Board has adopted the following guidelines to meet its governance responsibilities.

B.                                    BOARD ORGANIZATION AND MEMBERSHIP

1)                                     Independent Chair of the Board

The Board has chosen to separate the positions of chair of the Board (“Chair”) and CEO.  The Chair is independent from management and the Company.  The Chair is appointed for a three-year term, contingent upon being elected to the Board annually by the shareholders.  The Chair will normally serve no more than two three-year terms, subject to special circumstances arising.

2)                                     Chair Position Description

The Chair’s responsibilities are set out in a position description that encompasses the Chair’s role as it relates to the Board, committees and the CEO.

3)                                     Size of the Board

It is the view of the Board that 10 to 12 directors are sufficient to provide a diversity of expertise and knowledge, permitting effective committee organization and is appropriate for efficient meetings and decision-making.

The Governance and Environment Committee (the “Committee”) reviews the size of the Board annually and recommends changes in size to the Board when appropriate.

4)                                     Independence of Directors

The Board annually affirmatively determines the independence status of each director, based on the recommendation of the Committee.  An independent director is a director who is independent of management and who has no direct or indirect material relationship or any other relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.  In making this determination the Board adheres to the requirements of Canadian and U.S. securities and stock exchange rules and regulations.  Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and whether any relationships exist with the Company or any of its subsidiaries and affiliates. The Committee reviews these declarations annually to ensure the majority of directors are independent.  The Board also undertakes this determination upon the appointment of any new director to the Board.

Any former officer of the Company serving on the Board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling off period has been met and the independent directors determine that no direct or indirect material relationship exists, taking into consideration the former executive’s duties and relationships for and with the Company.

As a matter of policy, the Board is comprised of a majority of independent directors.  Decisions on matters of corporate governance and executive compensation are reviewed and made by the independent directors.

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5)                                     Majority Voting for Directors and Form of Proxy

The Board believes that each of its members should carry the confidence and support of its shareholders.  Directors stand for election each year at the annual meeting of shareholders.  The form of proxy for the vote at a shareholders’ meeting, where directors are to be elected, enables shareholders to vote in favour of, or to withhold from voting, for each nominee separately.

In an uncontested election of directors at a shareholders’ meeting, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director.  If that is not the case, the director nominee is required to promptly tender his or her resignation for consideration by the balance of the Board.  In the absence of extenuating circumstances, it is expected that the Board will accept the resignation in a time frame consistent with the interest of the Company.  Should the Board determine not to accept the resignation, it will issue a press release setting forth the reasons for that decision.

6)                                     Criteria for Board Membership

Each year the Committee reviews the composition of the Board in order to ensure that it has the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company.  This review takes into account diversity of background, skills and experience of each director currently on the Board and any upcoming retirements, succession, specialized committee membership requirements, industry, market and strategic direction of the Company’s business.  The information is compiled through the use of a questionnaire which identifies the skills, education and experience of each director which is then compiled into a matrix.

If a vacancy or a particular need arises, the Committee, together with the Chair, identifies potential nominees through the assistance of a professional search firm, or its evergreen candidate list, screens their qualifications and makes recommendations for nomination to the full Board.  The Board is responsible for nominating candidates for election to the Board by the shareholders and to appoint directors as the number of positions warrants on an interim basis between each annual meeting.

7)                                     Change in a Director’s Principal Occupation

A director who makes a significant change in principal occupation must advise the Board in order to give the Board the opportunity to review, through the Committee, whether such change may have an impact on their status on the Board.

8)                                     New Director Orientation

New directors are provided with an orientation and education program that includes written information about the duties and responsibilities of directors, the business and operations of the Company, minutes and material from recent Board and committee meetings, and one-on-one meetings are scheduled with senior management and directors as required.  A comprehensive director’s manual is also provided to each new director.  The orientation of each new director is tailored to that director’s individual needs and areas of interest.  Specialized and independent training is also available if required.

9)                                     Ongoing Director Education

Each director is responsible for keeping informed about the business of the Company and developments in the industry.  Management assists directors by providing regular updates at each in-person board meeting on various topics relating to the business and on developments in the industry, political and economic developments in the geographical areas in which the Company is active.  The Board also receives regular communications from the CEO on developments in the business, progress of the Company towards the achievement of its established goals / strategy and updates on relevant topics of interest.

In addition, management engages external speakers from time to time to make presentations to the Board and management on matters affecting the Company, the industry or the market place.  Directors also take part in tours of the Company’s assets or its suppliers and participate in management presentations relating to different aspects of the Company’s business.  These presentations, discussions and tours facilitate increased discussion between management and the Board and provide members of the Board with additional context and knowledge for exercising their duties.

Directors are also encouraged to participate in professional development courses and to maintain membership in professional associations that provide continuing education to directors.  All costs associated with such memberships or development courses are reimbursed by the Company.

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10)                              Retirement Age, Tenure and Succession

The retirement age for Board directors is 72.  In addition, to ensure the renewal of skills, expertise and personal attributes on the Board, the Board has adopted a maximum tenure of 15 years for all non-management directors appointed to the Board.  The Board may, at its discretion, extend the term of a director beyond the limitations provided if it is deemed that the Company and the Board would benefit from the continued service of the director.

The Committee reviews annually the retirement dates of directors.  In this review, the Committee considers the size and composition of the Board and addresses the succession planning needs associated with both the loss of skills and experience created by retiring directors and the need for continuity on the Board.

11)                              Director Compensation

The Committee annually reviews the Chair and directors’ compensation and makes recommendations to the Board for consideration when it believes that changes in compensation are warranted.  In making this determination the Committee considers the market competitiveness of its compensation against companies of similar size and scope in Canada and which form part of the Company’s Comparator Group.  The Committee also reviews the compensation data compiled by independent firms in assessing the competitiveness of its compensation.

The Board has determined that ownership of the Company’s shares or Deferred Share Units (“DSUs”) by directors is desirable as one way of aligning the interests of directors with those of the shareholders.  A portion of the director’s annual retainer fee is paid in shares or DSUs of the Company.  The Company has established a minimum share and/or DSUs holding requirement, which requires each director of the Company to acquire and hold a minimum value of three times the director’s annual retainer fee within three years of their appointment to the Board.  In addition, newly appointed directors are required to acquire and hold the equivalent of one time their annual retainer fee within one year of their appointment to the Board.

C.                                    BOARD MEETINGS AND MATERIALS

1)                                     Agendas and Materials

The Chair and the CEO, together with the Vice-President and Corporate Secretary, establish the agenda for each Board meeting, ensuring that all matters to be addressed as provided in these guidelines form part of the scheduled agendas for the year.  In advance of each meeting, management distributes to the Board written information and data necessary for the Board’s understanding of the business to be conducted at the meeting.  Any Board member may suggest the inclusion of additional items on the agenda.

2)                                     Quorum

A majority of the members of the Board, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

3)                                     Meetings and In Camera Meetings

Members of senior management are invited to attend Board meetings as required.

The independent directors meet without management present as a standing agenda item at each regularly scheduled, in-person Board meeting.  The Chair discusses with the CEO any matters raised in these meetings that are relevant for the CEO or management.

D.                                    COMMITTEE ORGANIZATION AND MEETINGS

1)                                     Board Committees

Each committee operates according to an approved charter. The standing committees are: Audit and Risk, Human Resources and Governance and Environment.  The Board may form a new committee or disband a current committee if, in its view, it is appropriate to do so, provided that the Board will always have an audit committee.

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2)                                     Assignment of Committee Members

The Board, based on a recommendation of the Committee, appoints committee members and committee chairs.  The Committee’s recommendation is derived from consultations with the Chair, with individual directors and with the objective of utilizing particular expertise while recognizing and balancing the need for renewal of ideas and continuity of knowledge.

3)                                     Committee Meetings

Committee chairs, in consultation with committee members, determine the frequency (consistent with the committee’s Charter) of the meetings of the committees.  The Audit and Risk Committee meets at least quarterly.  Each committee reports to the full Board with respect to the proceedings of each meeting.  The independent directors meet without management present as a standing agenda item at each regularly scheduled, in-person committee meeting.

4)                                     Committee Agendas

The chair of each committee, in consultation with the appropriate members of management and the Vice-President and Corporate Secretary, develops the committee’s agendas.  Through the use of a checklist, linked to its Charter, each committee ensures that all matters to be addressed as set out in its Charter forms part of their schedule of agendas for the year.

E.                                    BOARD AND MANAGEMENT RESPONSIBILITIES

1)                                     Board Relationship with Management

Board members have open access to management for relevant information and management is encouraged to make appropriate use of the Board’s skills.  Open discussions between the Board and members of management about issues facing the Company are encouraged.  The Board also encourages senior management to bring employees who have potential as future senior leaders, and who would benefit from exposure to the Board, into Board meetings from time to time.

2)                                     Appointment of Chief Executive Officer and Senior Management

The Board, at the recommendation of the Human Resources Committee (the “HRC”), is responsible for the hiring and appointment of the Chief Executive Officer, including the approval of his/her compensation and any employment agreement.

The Board also approves, at the recommendation of the HRC, the appointment of the senior management team.

3)                                     Evaluation of the Chief Executive Officer

The HRC conducts an annual review of the performance of the CEO as measured against objectives mutually established by the HRC and the CEO, and approved by the Board.  The Chair and the chair of the HRC communicate this performance evaluation to the CEO and to the Board.  The HRC uses the evaluation in its deliberations concerning the CEO’s annual compensation to make recommendations to the Board for approval.

4)                                     Corporate Strategy

Management is responsible for the development of the Company’s strategic direction and plans.  It is the role of the Board to review, question, contribute to, and approve the strategic plans of the Company and to oversee its execution.  The Board dedicates time annually to review, discuss and approve the Company’s strategic plans, receives updates at each regularly scheduled Board meeting and receives periodic updates from the CEO.

5)                                     Limits to Management Authority

The Board has established general authority guidelines that identify areas of responsibility that require the involvement of the Board, including material organizational changes, policy development, budgets, material financial plans and commitments, corporate and certain personnel matters.  These guidelines place limits on management’s authority based upon the nature and size of the proposed action.

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6)                                     Succession Planning and Management Development

The CEO presents annually a detailed report on management development and the succession planning process to the HRC.  The CEO also recommends, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO.  The HRC reviews and approves management’s succession plans and reports to the full Board on these plans annually.

7)                                     Risk Assessment

The Board is responsible for understanding the principal risks associated with the Company’s business and for ensuring that management has implemented appropriate strategies to manage these risks.  It is the responsibility of management to ensure that the Board is kept well informed of these changing risks on a timely basis.

i)                                         Enterprise Risk Management

The Board has delegated to its Audit and Risk Committee (the “ARC”) the oversight of management’s assessment of the Company’s principal risks.  Management has adopted a comprehensive Enterprise Risk Management system which focuses on risk identification, risk classification, mitigation plans and identification of residual risks.  Management reviews quarterly with the ARC the Company’s risk scorecard and residual risks including the identification of risk profile changes if applicable.  The ARC reports to the Board quarterly on this review.  The Board undertakes a comprehensive review of management’s assessment annually.

Management also undertakes a comprehensive risk-reward analysis of all projects / opportunities brought to the Board for approval.

ii)                                      Compensation Risk Assessment

The Board has delegated to its HRC the oversight of risks related to compensation.  Management has adopted a risk review framework, as part of its overall Enterprise Risk Management review, which assesses the Company’s risks relating to compensation, focusing on the areas in which the Company would be most vulnerable.  In addition, the Board has adopted a clawback policy in order to deter inappropriate risk-taking activities.  The Board undertakes an annual comprehensive review of compensation risk as part of its annual Enterprise Risk Management review.

8)                                     Internal Controls

The Company continually seeks to establish controls relating to financial or other matters that give the Board appropriate assurances that its responsibilities are discharged.  The Company has adopted a framework for the assessment of internal controls and together with the internal and external auditors provide regular reports to the ARC which then reports to the full Board.

The Company has also adopted a Code of Conduct that sets out the key principles and policies governing the organization.  The Board, through the ARC, reviews the key financial policies of the Company, approves the Code of Conduct and is informed of any exceptions arising from an annual sign-off on compliance with the Code of Conduct by management and employees.

9)                                     Insider Trading and Disclosure Practices

The Company has adopted an Insider Trading Policy, which is reviewed annually by the ARC and reported to the Board.  The policy requires, among other things, that directors and officers adhere to a trading blackout when in possession of material non-public information.  All directors and officers, who are considered insiders of the Company, must consult with the Vice-President and Corporate Secretary or the Chief Legal and Compliance Officer before trading in TransAlta securities and provide confirmation immediately following any trade.

To facilitate and foster relations with shareholders and other stakeholders, the Company has adopted a disclosure policy which addresses the timely dissemination of all material information.  The policy also prohibits any employee in possession of material undisclosed information from trading in the Company’s securities prior to such information being disclosed to the public.  The policy also requires that the chair of the ARC review and approve the release of financial information derived from the Company’s financial statements.  This policy is reviewed annually by the ARC and reported to the Board.

10)                              Outside Advisors for Individual Directors

If any individual director requires the services of an independent advisor to assist him/her with matters involving his/her responsibilities as a Board member, he/she may engage such an advisor at the expense of the Company provided that he/she has first

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obtained the authorization of the Chair.  The director shall adhere to the principles enunciated in the Charter of the HRC in determining the independence of the advisor.

F.                                     EVALUATION OF THE BOARD AND THE BOARD-MANAGEMENT RELATIONSHIP

1)                                     Assessing the Chair’s Performance

In each year of the Chair’s term, the Chair of the Committee, as a component of the Board evaluation questionnaire and through one-on-one interviews with each director, performs an evaluation of the Chair’s performance, measured against the Chair’s position description.  The Chair of the Committee summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board.  The results of this review form the basis for objectives for the Chair for the upcoming year.  In addition, prior to the expiry of the Chair’s first term, these reviews form the basis for the Committee’s recommendation to the Board with respect to the renewal of the Chair’s term.

2)                                     Assessing the Board, Committee, Individual Director Performance and Board-Management Relationship

The Chair meets annually with each director to obtain their views on the effectiveness of the Board, Board committees, the Board-management relationship, individual director contributions and performance, management contributions and overall workings of the Board.  To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each Director for completion on an anonymous basis.  The questionnaires address specific topics and questions for discussion, including (among others) an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company’s risk management processes, the Company’s disclosure processes, the management succession plan, the Board’s relationship with management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director.

The Chair also utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion.  In addition, the Chair provides individual directors feedback on the evaluation conducted by their peers and provides direction on areas for improvement if necessary.  The information is also utilized by the Chair to provide feedback to the CEO on his/her performance and for communication to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

G.                                   COMMUNICATION AND SHAREHOLDER AND STAKEHOLDER RELATIONS

1)                                     Board Communications Policy

The Board, or the appropriate committee thereof, reviews and approves the content of the Company’s major communications to shareholders, other stakeholders and the investing public, including the quarterly and annual reports, the proxy circular, the annual information form and any prospectuses and supplements that may be issued.

The Board believes that it is generally the function of management to communicate with the investment community, the media, customers, suppliers, employees, governments and the general public on management and operational matters.

2)                                     Shareholder and other Stakeholder Communication

The Board believes that it is important to have constructive engagement with its shareholders and other stakeholders and has established means for the shareholders of the Company and other stakeholders to communicate with the Board through the use of a confidential Help Line or by writing directly to the Board.  The contact information for communicating with the Board is published annually in the Company’s annual report.  Shareholders and other stakeholders may, at their option, communicate with the Board on an anonymous basis.

In addition, the Board has adopted an annual non-binding advisory vote on the Company’s approach to executive compensation.  The Company is committed to ensuring continued good relations and communications with its shareholders and other stakeholders and will continue to evaluate its practices in light of any new governance initiatives or developments.

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SOLICITATION OF PROXIES

The solicitation will be made primarily by mail and the cost will be borne by the Company.  Officers and employees of the Company may solicit proxies without compensation by telephone, facsimile or in person.  TransAlta has also retained the services of Kingsdale Shareholder Services Inc., 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2, as its proxy solicitation agent, to assist with the solicitation of proxies on behalf of management.

They may be reached at:

Phone:	North American Toll Free: 1.877.659.1820
Outside North America, Banks and Brokers Call Collect: 416.867.2272
Email:	contactus@kingsdaleshareholder.com
Facsimile:	416.867.2271 or 1.866.545.5580 (toll free)

MPC | 2012

TransAlta Corporation
Box 1900, Station "M"
110 - 12th Avenue SW
Calgary, Alberta
Canada T2P 2M1
403.267.7110
www.transalta.com

TransAlta™